Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ENERPAC TOOL GROUP CORP.,

RODEO MERGER SUB, LLC,

SPECIALIZED FABRICATION EQUIPMENT GROUP LLC,

and

SFEG HOLDINGS, INC.,

AS THE EQUITYHOLDERS’ REPRESENTATIVE

Dated as of July 7, 2026

i

(Continued)

(Continued)

EXHIBITS

Exhibit A	-	Form of Certificate of Merger
Exhibit B	-	Form of Escrow Agreement
Exhibit C	-	Form of Letter of Transmittal
Exhibit D	-	Specific Policies
Exhibit E	-	Sample Net Working Capital Calculation
Exhibit F	-	Form of RWI Policy
Exhibit G	-	Form of RSU Agreement
Exhibit H	-	Form of Reinvestment Escrow Agreement

Schedule I	-	Covenantors
Schedule II	-	Stock Obligation Amount
Schedule III	-	Transaction Bonus Schedule
Schedule IV	-	Acknowledgement and Release Parties
Schedule V	-	Indebtedness to Certain Company Stakeholders
Schedule VI	-	DDL Items

[Certain of the foregoing listed Exhibits and Schedules have been omitted from the filing of this document in reliance upon Item 601(a)(5) of Regulation S-K, copies of which will be provided to the Securities and Exchange Commission or its staff upon request.]

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”), dated as of July 7, 2026 (the “Agreement Date”), is by and among Enerpac Tool Group Corp., a Wisconsin corporation (“Parent”), Rodeo Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), Specialized Fabrication Equipment Group LLC, a Delaware limited liability company (the “Company”), and SFEG Holdings, Inc., a Delaware corporation, solely in its capacity as the Equityholders’ Representative

Recitals

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with the terms and conditions of this Agreement (the “Merger”), upon which the separate existence of Merger Sub will thereupon cease, and the Company will become a wholly owned subsidiary of Parent.

B. The board of managers of the Company (the “Board”) has considered the terms of this Agreement and has unanimously (i) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Equityholders, (ii) approved the Transactions and this Agreement in accordance with Applicable Law and the Company’s Organizational Documents and (iii) adopted a resolution directing that the adoption of this Agreement and the Transactions be submitted to the Equityholders for consideration and recommending that all of the Equityholders adopt this Agreement and the Transactions.

C. The board of managers of Merger Sub has (i) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and Parent, as sole member of Merger Sub, and (ii) adopted a resolution recommending that Parent adopt this Agreement and the Transactions.

D. Concurrent with the execution and delivery of this Agreement, the Company delivered a written consent signed by the requisite equityholders of the issued and outstanding Company Class A Units entitled to vote thereon, approving, among other things, the Merger and adopting this Agreement and the transactions contemplated hereby (collectively, the “Company Equityholder Approval”).

E. In connection with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Equityholders and Employees set forth on Schedule I executed and delivered Restrictive Covenant Agreements (the “Restrictive Covenant Agreements”).

F. As a further condition and inducement to Parent’s willingness to enter into this Agreement, the Key Company Stakeholders have agreed to deposit a portion of their after-tax proceeds from the Merger as set forth on Schedule II hereto (each such portion, a “Stock Obligation Amount”) into an escrow account (the “Reinvestment Escrow Account”) and to use such funds to purchase shares of Parent Common Stock on the open market in an aggregate purchase price equal to such Company Stakeholder’s Stock Obligation Amount, in each case pursuant to and in accordance with the Reinvestment Escrow Agreement, in the form attached hereto as Exhibit H (the “Reinvestment Escrow Agreement”), and a Reinvestment and Lock-Up Agreement which is being executed concurrent with the execution and delivery of this Agreement (each, a “Reinvestment and Lock-Up Agreement”).

G. Concurrently with the execution and delivery of this Agreement, (i) each Key Company Stakeholder is executing and delivering to Parent a Reinvestment and Lock-Up Agreement, each to become effective as of the Effective Time, (ii) each Key Company Stakeholder is executing and delivering to Parent an Award Agreement, to become effective as of the Effective Time, and (iii) each person set forth on Schedule IV is executing and delivering to Parent an Acknowledgement and Release Agreement, to become effective as of the Effective Time (each, an “Acknowledgement and Release Agreement”).

H. Prior to or in connection with the Closing, the remaining RSU Recipients will execute and deliver to Parent an Award Agreement, to become effective as of the Effective Time.

Now, Therefore, in consideration of the representations, warranties, covenants, agreements, indemnities and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
The Merger

Section 1.1 The Merger.

(a) Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving limited liability company in the Merger (sometimes referred to herein as the “Surviving Company”) and as a wholly owned subsidiary of Parent.

(b) Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DLLCA.

(c) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place on a date to be agreed upon by Parent and the Company, which date shall be no earlier than September 1, 2026 (unless otherwise mutually agreed by the Parties) and no later than the second Business Day following the date on which all of the conditions set forth in ARTICLE V have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other date and time as Parent and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d) Effective Time. A certificate of merger satisfying the applicable requirements of the DLLCA in substantially the form attached hereto as Exhibit A (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered by Parent to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e) Certificate of Formation and Limited Liability Company Agreement; Managers and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time:

(i) the certificate of formation of the Surviving Company shall be amended and restated as of the Effective Time to be identical to the certificate of formation of the Merger Sub (with the name of the Company as the name of the Surviving Company), until thereafter amended as provided by the DLLCA and such certificate of formation;

(ii) the limited liability company agreement of the Company shall be amended and restated as of the Effective Time to be identical (other than as to name) to the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time; and

(iii) the managers and officers of Merger Sub immediately prior to the Effective Time shall become the only managers and officers of the Surviving Company immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.

Section 1.2 Effect on Company Units.

(a) Treatment of Company Units. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any Party, including by any Equityholder or any other Person, each Company Unit issued and outstanding immediately prior to the Effective Time (other than any Company Units held as treasury units) shall be cancelled and automatically converted into the right to receive, at the Closing, in cash, the Merger Consideration payable in respect of such Company Unit as determined in accordance with the Distribution Waterfall and as set forth on the Capitalization Spreadsheet, subject to applicable withholdings and adjustments under this Agreement.

(b) RSU Consideration. The Parties acknowledge that the transaction bonuses (collectively, the “Transaction Bonuses”) will be paid at Closing. Certain Transaction Bonuses (“RSU Amount”) payable to the Key Company Stakeholders and other recipients designated on Schedule III (“RSU Recipients”) shall be delivered in the form of restricted stock unit (“RSU”) grants under the Parent’s 2017 Omnibus Incentive Plan (the “Plan”), issued pursuant to the Global Restricted Stock Unit (RSU) Agreement, in the form attached hereto as Exhibit G, duly executed by each RSU Recipient (collectively the “Award Agreements”), with such issuance occurring within thirty (30) days after Closing. The vesting schedule, forfeiture conditions, and service requirements applicable to such RSUs shall be as set forth in the Award Agreements. The recipients and the amounts of such Transaction Bonuses and RSUs are set forth in the Transaction Bonus Schedule attached hereto as Schedule III.

(c) Treatment of Merger Sub Units. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or any other Person, the units of Merger Sub that are issued and outstanding immediately prior to the Effective Time shall be converted into and become the units of the Surviving Company (and the units of the Surviving Company into which the units of Merger Sub are so converted shall be the only units of the Surviving Company that are issued and outstanding immediately after the Effective Time).

(d) Adjustments. Notwithstanding anything to the contrary contained herein, in the event of any unit split, reverse unit split, dividend (including any dividend or distribution of equity interests convertible into units), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Units occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of units of any class or series affected thereby, and all calculations provided for that are based upon numbers of units of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the Parties the same economic effect as contemplated by this Agreement prior to such unit split, reverse unit split, dividend, reorganization, reclassification, combination, recapitalization or other like change.

Section 1.3 Closing Payments.

(a) Merger Consideration Withholdings and Additions. Notwithstanding anything to the contrary in the other provisions of this ARTICLE I, Parent shall, in each case rounded to the nearest whole U.S. cent, (i) withhold from each Company Stakeholder’s applicable portion of the Company Stakeholder Proceeds payable to such Company Stakeholder pursuant to Section 1.2(a) or Section 1.3(b) as set forth on the Capitalization Spreadsheet its Company Stakeholder Percentage of (A) the Adjustment Escrow Amount and the Special Escrow Amount, (B) the Equityholders’ Representative Escrow Amount, and (ii) withhold from each Key Company Stakeholder’s applicable portion of the Company Stakeholder Proceeds payable to such Key Company Stakeholder pursuant to Section 1.2(a) or Section 1.3(b), such Key Company Stakeholder’s portion of the Stock Obligation Amount and such Stock Obligation Amount shall be paid to the Escrow Agent pursuant to Section 1.3(b).

(b) Payments. At the Effective Time, Parent will (i) deposit with Wilmington Trust, as escrow agent (the “Escrow Agent”), the Adjustment Escrow Amount and the Special Escrow Amount (any and all of such deposits to constitute escrow funds to be governed by the terms of the Escrow Agreement, attached hereto as Exhibit B (the “Escrow Agreement”)); (ii) deposit with the Escrow Agent the Stock Obligation Amount, to be governed by the Reinvestment Escrow Agreement; (iii) deposit with the Equityholders’ Representative the Equityholders’ Representative Escrow Amount, (iv) pay the Estimated Company Closing Debt to the holders thereof pursuant to the terms of the Payoff Letters; (v) pay the Estimated Transaction Expenses (other than Transaction Bonuses) in the amounts and to the accounts set forth in the invoices therefor; (vi) pay the Transaction Bonuses (other than the RSU Amount) to the Company or the applicable Acquired Company that employs the relevant individual, which shall in turn pay, or cause to be paid, the applicable portion of each Transaction Bonus to the applicable individual in accordance with such individual’s existing payment arrangements (or, with respect to any independent contractor, directly to such contractor), in each case on the next payroll date or payment date following the Closing Date or sooner pursuant to a special payroll made on or promptly following the Closing Date as determined by the Company; and (vii) after taking into account the payments in Section 1.3(b), pay the remaining Merger Consideration, to which the Equityholders shall become entitled pursuant to Section 1.2(a), as adjusted by Section 1.3(a), to the Paying Agent in accordance with Section 1.4(b) (the “Initial Payment Amount”). Within thirty (30) days after Closing, Parent will issue the RSU Amount to the RSU Recipients pursuant to the Award Agreements. The Parties agree that all Tax deductions arising from or attributable to the payment of Transaction Expenses and Transaction Bonuses shall, to the extent permitted by Applicable Law, be allocated to the taxable period of the Acquired Companies ending on or before the Closing Date (or, in the case of a Straddle Period, to the portion of such period ending on the Closing Date), and neither Parent, the Surviving Company, any Acquired Company, nor any of their Affiliates shall claim any such deduction on any Tax Return for a taxable period beginning after the Closing Date (or, in the case of a Straddle Period, to the portion of such period beginning after the Closing Date).

(c) Adjustment Escrow Fund. The Adjustment Escrow Amount plus any interest or earnings paid thereon in accordance with the Escrow Agreement (the “Adjustment Escrow Fund”) shall be available to compensate Parent for any Merger Consideration Shortfall under Section 1.5. Release of the Adjustment Escrow Fund shall be in accordance with Section 1.5 and the Escrow Agreement.

(d) Special Escrow Funds. The Tariff Escrow Amount plus any interest or earnings paid thereon in accordance with the Escrow Agreement (the “Tariff Escrow Fund”) shall be available to satisfy certain costs and obligations pursuant to the terms and conditions of Section 7.3(a). The U.K. Tax Escrow Amount plus any interest or earnings paid thereon in accordance with the Escrow Agreement (the “U.K. Tax Escrow Fund”) shall be available to satisfy certain costs and obligations pursuant to the terms and conditions of Section 7.3(b). The Additional Tax Escrow Amount plus any interest or earnings paid thereon in accordance with the Escrow Agreement (the “Additional Tax Escrow Fund”) shall be available to satisfy certain costs and obligations pursuant to the terms and conditions of Section 7.3(c). The IEEPA Escrow Amount plus any interest or earnings paid thereon in accordance with the Escrow Agreement (the “IEEPA Escrow Fund”, and together with the Tariff Escrow Fund, the U.K. Tax Escrow Fund and the Additional Tax Escrow Fund, collectively the “Special Escrow Funds”) shall be available to satisfy certain costs and obligations pursuant to the terms and conditions of Section 7.3(d). Release of the Special Escrow Funds shall be in accordance with Section 7.3, as applicable, and the Escrow Agreement.

(e) Reinvestment Escrow Fund. The Stock Obligation Amount plus any interest or earnings paid thereon in accordance with the Reinvestment Escrow Agreement (the “Reinvestment Escrow Fund”) shall be available to satisfy the Key Company Stakeholders’ obligations under the Reinvestment and Lock-Up Agreement. Release of the Reinvestment Escrow Fund shall be in accordance with the Reinvestment Escrow Agreement.

(f) Equityholders’ Representative Escrow Fund. The Equityholders’ Representative Escrow Amount plus any interest or earnings paid thereon in accordance with the Escrow Agreement (the “Equityholders’ Representative Escrow Fund”) shall be available to reimburse the Equityholders’ Representative for Equityholders’ Representative Expenses pursuant to Section 8.1(e). Release of the Equityholders’ Representative Escrow Fund shall be in accordance with Section 8.1(e).

(g) Maximum Cash Amount. Notwithstanding anything to the contrary in this Agreement, for the avoidance of doubt, in no event shall the Company Closing Cash be counted as more than the Maximum Cash Amount for purposes of calculating the Merger Consideration (including the Estimated Merger Consideration) or any adjustment thereto pursuant to Section 1.5. Parent shall have no obligation to pay any amounts with respect to Company Closing Cash in excess of the Maximum Cash Amount.

Section 1.4 Conversion of Units.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company or the Equityholders or any holder of units of Merger Sub, and subject to the other provisions of this Agreement, each Company Unit issued and outstanding immediately prior to the Effective Time shall automatically be cancelled, cease to exist and shall be converted into the right to receive the Merger Consideration to which the Equityholders shall become entitled pursuant to Section 1.2(a), as finally adjusted pursuant to Section 1.5, to be paid in consideration therefor in accordance with this ARTICLE I, without interest. Each Equityholder holding such Company Units as of the Effective Time, whether or not represented by any certificates, shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to Section 1.2(a), as finally adjusted pursuant to Section 1.5.

(b) Paying Agent. Prior to the Effective Time, Parent shall designate Wilmington Trust, or another bank or trust company reasonably satisfactory to the Equityholders’ Representative, to act as paying agent in connection with the Merger (the “Paying Agent”) to receive, for the benefit of the Equityholders, the Initial Payment Amount. Parent shall deposit the Initial Payment Amount with the Paying Agent at or immediately following the Effective Time.

(c) Payment Procedures. Prior to the Closing, Parent shall cause the Paying Agent to send to each Equityholder of record holding any Company Units (i) a letter of transmittal (a “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Company Units shall pass, only upon surrender of such Company Units, and which shall be in substantially the form attached hereto as Exhibit C and which, when completed by each Equityholder, shall include such Equityholder’s consent to Section 7.3 and Section 8.1, and a general release of claims, together with any other administrative provisions as Parent and the Company mutually agree upon prior to the Closing Date), and (ii) instructions for use in effecting the surrender of the Company Units in exchange for payment of the Merger Consideration to which the Equityholders shall become entitled pursuant to Section 1.2(a), as finally adjusted by Section 1.5. Upon surrender of Company Units, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions, a completed IRS Form W-9 or applicable IRS Form W-8 (and such other customary documents as may reasonably be required by the Paying Agent), an Equityholder shall be entitled to receive the Merger Consideration to which such Equityholder shall become entitled pursuant to Section 1.2(a), as finally adjusted by Section 1.5, within three Business Days thereof (or in the case of delivery of such Letter of Transmittal and other documents to the Paying Agent at least three Business Days prior to the Closing, at the Closing), and the Company Units so surrendered shall forthwith be cancelled. If a payment due pursuant to this Section 1.4(c) is requested to be made to any Person other than the Person in whose name surrendered Company Units are registered, it shall be a condition of payment that (x) the confirmation of a book-entry (a “Book Entry Confirmation”) of the surrendered units shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment to a Person other than the registered holder of such Company Units or shall have established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 1.4(c), each Company Unit shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration to which an Equityholder thereof is entitled pursuant to Section 1.2(a), as finally adjusted by Section 1.5.

(d) Transfer Books; No Further Ownership Rights in Company Units. The Merger Consideration paid in respect of Company Units upon the surrender of the Company Units in accordance with the terms of this ARTICLE I shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Units, and at the close of business on the day immediately prior to the Closing Date, the unit transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the unit transfer books of the Surviving Company of the Company Units that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the Equityholders of Company Units that evidenced ownership of such Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Units, except as otherwise provided for herein or by Applicable Law. Subject to Section 1.4(e), if, at any time after the Effective Time, the Book Entry Confirmations or certificates are presented to Parent or the Surviving Company for any reason, they shall be cancelled and converted as provided in this ARTICLE I.

(e) Termination of Payment Fund. At any time following the eighteen (18)-month anniversary of the Closing Date, Parent shall be entitled to require the Paying Agent to deliver to it or the Surviving Company any portion of the Initial Payment Amount or Merger Consideration Surplus, if any, in each case including any interest received with respect thereto, that has not been disbursed to the Company Stakeholders; provided that at least ten (10) days prior to requiring such delivery, Parent shall provide written notice to the Equityholders’ Representative of its intent to terminate the payment fund and the Equityholders’ Representative shall have the opportunity during such period to facilitate disbursement to any Company Stakeholders who have not yet received their portion of the Merger Consideration.

(f) No Liability. Notwithstanding anything to the contrary contained herein, none of the Parties, the Surviving Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(g) Withholding Taxes. Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to an Equityholder pursuant hereto and shall pay to the appropriate Taxing Authority such amounts that are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Applicable Law, provided, however, except with respect to withholding on amounts paid to an Employee that are properly treated as compensation for U.S. federal income tax purposes or as a result of an Equityholder’s failure to deliver a completed and executed IRS Form W-9, Parent shall provide Equityholders’ Representative with written notice of its intention to deduct or withhold no later than three (3) Business Days before any such deduction or withholding, and the Parties shall use commercially reasonable efforts to cooperate to mitigate or eliminate any such deduction or withholding to the maximum extent permitted by Law. To the extent amounts are so withheld and timely paid over to the appropriate Taxing Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.5 Merger Consideration Adjustment.

(a) At least five (5) Business Days prior to the Closing, the Company shall prepare and deliver to Parent a draft certificate (the “Company Estimated Financial Certificate”), prepared in accordance with the Accounting Principles, and to be executed by the Chief Financial Officer of the Company as of the Closing Date certifying, as of the Closing, the Company’s good faith estimate of (i) the Net Working Capital Amount (including (A) an itemized list of each element of the Acquired Companies’ Current Assets and (B) an itemized list of each element of the Acquired Companies’ total Current Liabilities) (the “Estimated Net Working Capital Amount”), (ii) the amount of the Company Closing Cash (which may not exceed the Maximum Cash Amount), (iii) the amount of the Company Closing Debt (the “Estimated Company Closing Debt”), (iv) the amount of any Transaction Expenses (the “Estimated Transaction Expenses”) and (v) based on the foregoing, the amount of the Merger Consideration (the “Estimated Merger Consideration”). Concurrently with the delivery of the Company Estimated Financial Certificate, the Company shall deliver to Parent reasonable supporting documentation for each of the estimates set forth therein, including work papers, schedules and other backup materials used in preparing the Company Estimated Financial Certificate. In the event that Parent notifies the Company that it reasonably disagrees with the draft of the Company Estimated Financial Certificate, Parent and the Company shall discuss such disagreements in good faith and agree upon a final version of the Company Estimated Financial Certificate prior to the Closing.

(b) Within ninety (90) calendar days after the Closing Date, Parent shall deliver to the Equityholders’ Representative a statement (the “Company Closing Financial Certificate”), prepared in accordance with the Accounting Principles, setting forth Parent’s good faith calculation of (i) the Net Working Capital Amount (including (A) an itemized list of each element of the Acquired Companies’ Current Assets and (B) an itemized list of each element of the Acquired Companies’ total Current Liabilities), (ii) the amount of the Company Closing Cash (which may not exceed the Maximum Cash Amount), (iii) the amount of the Company Closing Debt, (iv) the Transaction Expenses and (v) based on the foregoing, the Merger Consideration. Concurrently with the delivery of the Company Closing Financial Certificate, Parent shall deliver to the Equityholders’ Representative reasonable supporting documentation for each of the calculations set forth therein, including work papers, schedules and other backup materials used in preparing the Company Closing Financial Certificate.

(c) The Equityholders’ Representative shall have 30 days within which to review the Company Closing Financial Certificate after Parent’s delivery thereof. During such review period (and until the determination of Final Merger Consideration pursuant to this Section 1.5), Parent shall promptly provide the Equityholders’ Representative and its Representatives with reasonable access, upon reasonable advance notice and during normal business hours, to the books, records, work papers, only to the extent such books, records and work papers have been used in preparing the Company Closing Financial Certificate and Representatives of the Acquired Companies as reasonably requested by the Equityholders’ Representative in connection with its review of the Company Closing Financial Certificate; provided that (i) such access shall be subject to customary confidentiality obligations and shall not extend to any materials or information protected by attorney-client privilege, work product doctrine, or other applicable privilege (which privilege shall not be deemed waived by the disclosure of any such materials or information), (ii) such access shall be conducted in a manner that does not unreasonably interfere with the normal business operations of Parent or the Acquired Companies, and (iii) Parent shall not be required to provide access to any materials or information to the extent such disclosure would violate any Applicable Law. The Equityholders’ Representative may object to any calculation set forth in the Company Closing Financial Certificate by providing written notice of such objection to Parent within 30 days after Parent’s delivery of the Company Closing Financial Certificate (the “Notice of Objection”), together with the basis of its objection in reasonable detail and any supporting documentation, information and calculations, in each case to the extent available (based on information made available to the Equityholders’ Representative). If a Notice of Objection is not provided within such 30-day period, the Company Closing Financial Certificate (and each of the calculations set forth therein) shall be final and binding on the Parties and the Company Stakeholders.

(d) If the Equityholders’ Representative provides the Notice of Objection, then Parent and the Equityholders’ Representative shall confer in good faith for a period of up to 30 days following Parent’s receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the Parties and the Company Stakeholders.

(e) If, after the 30-day period set forth in Section 1.5(c), Parent and the Equityholders’ Representative cannot resolve any matter set forth in the Notice of Objection, then Parent and the Equityholders’ Representative shall engage Deloitte or, if such firm is not able or willing to so act, another auditing firm acceptable to both Parent and the Equityholders’ Representative (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Parent and the Equityholders’ Representative. Promptly after engaging the Reviewing Accountant, each of Parent and the Equityholders’ Representative shall present their respective positions on the disputed items to the Reviewing Accountant in writing. After such presentations, the Reviewing Accountant shall promptly (and in any event within 30 days following its engagement) determine the resolution, acting as an expert not an arbitrator, of such remaining disputed matters, which determination shall (absent Fraud or manifest error) be final and binding on the Parties. The determinations of the Reviewing Accountant for each disputed item shall be within the range of the amounts claimed by Parent and Equityholders’ Representative, shall be based solely on the terms and provisions of this Agreement (including the Accounting Principles) and the Parties’ respective written submissions, and not by independent review. Following such determination, the Company Closing Financial Certificate (and each of the calculations set forth therein) shall be revised in order to reflect all matters previously agreed upon in writing between Parent and the Equityholders’ Representative and all matters determined by the Reviewing Accountant.

(f) If the Merger Consideration as calculated based upon the Company Closing Financial Certificate as finally determined pursuant to this Section 1.5 (the “Final Merger Consideration”), is less than the Estimated Merger Consideration (such difference, the “Merger Consideration Shortfall”), (i) the Distribution Waterfall shall be recalculated based on the Final Merger Consideration, and (ii) the Merger Consideration Shortfall shall be recovered by Parent first from the Adjustment Escrow Fund. Upon receipt of a written instruction signed by Parent and the Equityholders’ Representative, the Escrow Agent shall distribute to Parent the Merger Consideration Shortfall from the Adjustment Escrow Fund, and the remaining Adjustment Escrow Fund (if any) to Paying Agent for further distribution to the Company Stakeholders on a pro rata basis in accordance with their Company Stakeholder Percentages (and with such further adjustments as between the Equityholders as are necessary to cause each Equityholder’s aggregate distributions including the Initial Payment Amount and the remaining Adjustment Escrow Fund) to equal such Equityholder’s Equityholder Allocation as recalculated based on the Final Merger Consideration pursuant to the Distribution Waterfall). To the extent that the Merger Consideration Shortfall is greater than the Adjustment Escrow Fund (the “Excess Adjustment Amount”), Parent shall have the right, in its sole discretion, to recover such Excess Adjustment directly from the Company Stakeholders by delivering written notice to the Equityholders’ Representative specifying the amount to be recovered, and each Company Stakeholder, jointly and severally, shall pay to Parent such amount within ten (10) Business Days of receipt of such notice.

(g) If the Final Merger Consideration is greater than the Estimated Merger Consideration (such difference, the “Merger Consideration Surplus”), then (i) the Distribution Waterfall shall be recalculated based on the Final Merger Consideration, and (ii) the Merger Consideration Surplus shall be deemed to be added to the Merger Consideration and, upon receipt of a written instruction signed by Equityholders’ Representative, Parent shall wire the Merger Consideration Surplus to the Paying Agent and the Escrow Agent shall distribute the Adjustment Escrow Fund to the Paying Agent, in each case for further distribution to the Company Stakeholders in accordance with their Company Stakeholder Percentages (with such further amounts as between the Equityholders as necessary to cause each Equityholder’s aggregate distributions (including the Initial Payment Amount, the Merger Consideration Surplus, and the Adjustment Escrow Fund) to equal such Equityholder’s Equityholder Allocation as recalculated based on the Final Merger Consideration pursuant to the Distribution Waterfall).

(h) The fees, costs and expenses of the Reviewing Accountant shall be allocated between the Equityholders’ Representative (on behalf of the Equityholders), on the one hand, and Parent, on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Reviewing Accountant that is unsuccessfully disputed by each such party (as finally determined by the Reviewing Accountant) bears to the total amount of such disputed items so submitted.

(i) Any payments made pursuant to this Section 1.5 shall be treated as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted under Applicable Law.

(j) Maximum Cash Amount. For purposes of any calculation or adjustment under this Section 1.5, the Company Closing Cash shall not exceed the Maximum Cash Amount.

Section 1.6 Capitalization Spreadsheet.

(a) At least five Business Days prior to the Closing Date, the Company shall deliver to Parent a spreadsheet (the “Capitalization Spreadsheet”) which shall include, as of the Closing, (i) a list of all Company Stakeholders and their respective addresses (to the extent known), (ii) the number and class of Company Units held by such Equityholders, (iii) a calculation of the Distribution Waterfall based on the Estimated Merger Consideration showing the allocation of proceeds to each Equityholder, (iv) the Equityholder Allocation of each Equityholder (in dollar terms) and its Pro Rata Portion of the Initial Payment Amount, and (v) each Company Stakeholder’s portion, based on its Company Stakeholder Percentage (in both percentage and dollar terms) of (A) the Adjustment Escrow Amount, the Tariff Escrow Amount, the U.K. Tax Escrow Amount, the Additional Tax Escrow Amount and the IEEPA Escrow Amount (B) the Stock Obligation Amount, (C) the Equityholders’ Representative Escrow Amount, and (D) the Merger Consideration Surplus or Merger Consideration Shortfall, if any. Prior to the Closing, if there are any changes to, or inaccuracies identified in, the Capitalization Spreadsheet, the Company shall revise the Capitalization Spreadsheet to reflect any such changes, or correct any such inaccuracies, and deliver such revised Capitalization Spreadsheet to Parent.

(b) At least one Business Day prior to the Closing Date, the Company shall deliver to Parent an updated Capitalization Spreadsheet calculated as of immediately prior to the Effective Time.

(c) After determination of the Final Merger Consideration pursuant to Section 1.5, the Equityholders’ Representative shall further update the Capitalization Spreadsheet and the calculation of the Distribution Waterfall based on the Final Merger Consideration. The Equityholders’ Representative shall be further entitled to update the Capitalization Spreadsheet from time to time as determined in good faith to account for any further adjustments to the proceeds payable to or received by the Company Stakeholders pursuant to the terms of this Agreement.

(d) Parent and the Paying Agent shall be entitled to rely on the Capitalization Spreadsheet without any requirement to independently verify and shall have no liability with respect to any payments made by Parent based thereon that are made in accordance therewith. Parent shall have no liability to any Person for any payment made pursuant to the Capitalization Spreadsheet, and the Acquired Companies shall indemnify, defend and hold harmless Parent and its Affiliates from and against any and all liabilities, claims and other Legal Proceedings arising out of or relating to such payments.

ARTICLE II
Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub as follows:

Section 2.1 Organization, Standing and Power Each Acquired Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has all requisite organizational power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each Acquired Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than such failures as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Section 2.1 of the Disclosure Schedule, none of the Acquired Companies own any capital stock, voting securities or other equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) in any Person. Each Acquired Company has delivered to Parent true, correct and complete copies of the certificate of formation, certificate of incorporation, bylaws, the limited liability company agreement, operating agreement or the applicable equivalent formation documents (collectively, the “Organizational Documents”), in each case as amended or amended and restated, as of the Agreement Date. The Organizational Documents are in full force and effect and the Acquired Companies are not in violation thereof. Section 2.1 of the Disclosure Schedule lists the managers, directors and officers of the Company and each of its Subsidiaries as of the Agreement Date.

Section 2.2 Capitalization.

(a) Section 2.2(a) of the Disclosure Schedule sets forth, as of the Agreement Date, a complete and accurate list of (i) the Company Units, including (A) the number of units authorized or reserved for issuance under the Organizational Documents of the Company or the Company Executive Unit Plan, as applicable, (B) the number of units issued and outstanding, and (C) the number of units held in treasury by the Company, if any; and (ii) each record holder of each class of Company Units and the number of Company Units held by each Equityholder as of the Agreement Date and the number of units or other securities into which such Company Units are convertible. The Company Units are the only authorized or outstanding units, voting securities, equity interests, options, warrants, restricted units, incentive units, phantom units, profit participation, or other similar rights of the Company.

(b) Section 2.2(b) of the Disclosure Schedule sets forth, as of the Agreement Date, for each Subsidiary, a complete and accurate list of (i) capital stock, membership interests, equity interests or other securities, and (ii) options, warrants, restricted stock, incentive stock, phantom equity, profit participation, or other rights to purchase or acquire from any Subsidiary, or obligations of any Subsidiary to issue, any capital stock, membership interests, equity interests or other securities (collectively, the “Subsidiary Securities”), including (A) the number of authorized Subsidiary Securities, (B) the number of issued and outstanding Subsidiary Securities, and (C) the number of capital stock, membership interests, equity interests or other securities held in treasury by any Subsidiary, if any; and (iii) each record holder of each class or series of Subsidiary Securities and the number of equity securities of each Subsidiary held by each equityholder as of the Agreement Date and the number of capital stock, membership interests, equity interests or other securities into which such Subsidiary Securities are convertible. The Subsidiary Securities are the only authorized or outstanding units, capital stock, membership interests, voting securities, equity interests, options, warrants, restricted units, incentive units, phantom units, profit participation, or other similar rights of any Subsidiary.

(c) All shares of Company Units and the Subsidiary Securities have been duly authorized. All issued and outstanding Company Units and Subsidiary Securities (i) are validly issued, fully paid and nonassessable, (ii) are not subject to any right of rescission and (iii) except as set forth on Section 2.2(c) of the Disclosure Schedule, are not subject to preemptive rights or similar rights by statute or pursuant to the Organizational Documents, or any agreement or contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound, and (iv) have been offered, issued, sold and delivered by the Company and its Subsidiaries in compliance with all registration or qualification requirements (or applicable exemptions therefrom) of applicable federal, state and foreign securities laws.

(d) Except as set forth on Section 2.2(d) of the Disclosure Schedule and except as set forth in the Organizational Documents, there are no voting trusts, equityholder agreements, investors rights agreements or other agreements or understandings with respect to the sale, transfer, voting or registration (including agreements relating to rights of first refusal, co-sale rights, “drag-along” rights or “tag-along” rights) of the Company Units or the Subsidiary Securities. True and complete copies of all agreements and instruments (and any amendments thereto, if applicable) relating to or issued under the Company’s Organizational Documents or the Company Executive Unit Plan have been provided to Parent, and there are no agreements to materially amend, modify or supplement such agreements or instruments (except to the extent required to conform to the terms of this Agreement). Except as set forth in the immediately preceding sentence, as of the Agreement Date, there are no Contracts to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to authorize or issue any units, voting securities, options, warrants, restricted equity interests, incentive units, phantom units, profit participation, or other similar rights of the Company or any of its Subsidiaries. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries or make an investment (in the form of a loan, capital contribution or otherwise) in any Person.

(e) No Organizational Document of the Company grants any Equityholder any dissenter’s rights, appraisal rights or similar rights in connection with the Merger or any other transaction contemplated by this Agreement.

(f) No transfer of the Indian Subsidiary Shares has been effected in physical form on or after the date by which dematerialisation of the Indian Subsidiary Shares was required to be completed under Rule 9B of the Companies (Prospectus and Allotment of Securities) Rules, 2014 (as amended from time to time) and no objection, challenge, or adverse order has been received or is pending from the jurisdictional Registrar of Companies in India, any depository, any depository participant, or any other Governmental Authority in India with respect to the validity or enforceability of such transfer or the subsequent dematerialisation thereof.

Section 2.3 Authority; Noncontravention; Voting Requirements.

(a) Each Acquired Company has all necessary organizational power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and, subject to receipt of the Company Equityholder Approval, has obtained necessary Equityholder and Board approvals to perform its obligations hereunder and thereunder. Except as set forth on Section 2.3(a) of the Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by it of the Transactions, have been duly authorized and approved by the Board, and no other action on the part of the Company, any of its Subsidiaries or the Equityholders is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by it of the Transactions, subject only to the obtainment of the Company Equityholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been, and each of the other Transaction Agreements to which the Company is a party will be at or prior to the Closing, duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other Parties and thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Law of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Bankruptcy and Equity Exception”).

(b) Except as set forth on Section 2.3(b) of the Disclosure Schedule, neither the execution and delivery of this Agreement and the other Transaction Agreements by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the Organizational Documents or (ii) assuming that the authorizations, consents and approvals referred to in Section 2.4 are obtained and the filings referred to in Section 2.4 are made, (x) violate any Applicable Law, judgment, writ or injunction of any Governmental Authority applicable to the Company, or any of its Subsidiaries or any of its properties or assets or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, require any waiver, notice or consent under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the material properties or assets of, the Company or any of its Subsidiaries under any of the terms, conditions or provisions of any Material Contract or material Permit, to which the Company or any of its Subsidiaries is a party, or by which the Company, or any of its Subsidiaries or any of its properties or assets may be bound or affected.

Section 2.4 Governmental Approvals. Except (a) as set forth on Section 2.4 of the Disclosure Schedule, (b) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA, and (c) for any filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, or notices to any Governmental Authority by any of the Acquired Companies are necessary for the execution, delivery and performance of this Agreement by the Company or any of its Subsidiaries and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or otherwise impair in any material respect the ability of the Acquired Companies to perform their obligations hereunder, prevent or materially impede the consummation of the Transactions, or prevent or materially impede the ability of the Acquired Companies to operate their businesses as presently conducted.

Section 2.5 Financial Statements; Undisclosed Liabilities.

(a) Section 2.5(a) of the Disclosure Schedule sets forth the following financial statements of the Acquired Companies (collectively, the “Financial Statements”): (i) audited consolidated balance sheet of SFEG Holdings, Inc. (“Holdco”) as of December 31, 2024 and the related audited consolidated statement of income, equityholders’ equity and cash flows as of and for the fiscal year ended December 31, 2024, (ii) unaudited consolidated balance sheet of Holdco as of December 31, 2025 and the related unaudited consolidated statement of income, equityholders’ equity and cash flows as of and for the fiscal year ended December 31, 2025, (iii) unaudited balance sheet of the Acquired Companies as of December 31, 2024 and the related consolidated unaudited statement of income for the fiscal year ended December 31, 2024, (iv) unaudited balance sheet of the Acquired Companies as of December 31, 2025 and the related consolidated unaudited statement of income for the fiscal year ended December 31, 2025, and (v) the consolidated unaudited balance sheet of the Acquired Companies as of March 31, 2026 and the related consolidated unaudited statement of income as of and for the three (3) month period ended March 31, 2026 (such date, the “Most Recent Balance Sheet Date” and such balance sheet, the “Most Recent Balance Sheet”); provided, for avoidance of doubt, that Holdco is not an Acquired Company. Holdco has no material assets, liabilities, or obligations other than those reflected in the Financial Statements in (i) and (ii) above and those incurred since the date of such Financial Statements, for which any of the Acquired Companies would be liable. Inclusion of Holdco in the Financial Statements in (i) and (ii) above does not materially distort the financial position, results of operations, or cash flows of the Acquired Companies taken as a whole.

(b) The Financial Statements (i) have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as otherwise indicated therein), (ii) present fairly, in all material respects, the financial condition and changes in equityholders’ equity of the Acquired Companies as of such dates and the results of operations and cash flows of the Acquired Companies for such periods, subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments, none of which, individually or in the aggregate, would be material and lack of footnotes that, if included, would not differ materially from those in the other Financial Statements, and (iii) are consistent in all material respects with the books and records of the Acquired Companies. None of the Acquired Companies has effected any material change in any method of accounting or accounting practice, except for any such change required because of a concurrent change in Applicable Law or GAAP (and other than any changes in accounting policies to meet public company accounting standards in anticipation of the Company’s acquisition by Parent).

(c) The Acquired Companies do not have any material Liabilities, other than Liabilities: (i) set forth on, or specifically reflected and adequately reserved against in, the Most Recent Balance Sheet, (ii) incurred in the Ordinary Course of Business after the Most Recent Balance Sheet Date (none of which is a Liability resulting from the noncompliance with any Applicable Law, breach of Contract, warranty, tort or infringement, claim, misappropriation, or environmental matter), (iii) resulting solely from an Uplift Adjustment, or (iv) set forth on Section 2.5(c) of the Disclosure Schedule.

(d) All books, records and accounts of the Acquired Companies have been maintained in all material respects in accordance with GAAP, consistently applied, such books and records are complete and accurate in all material respects as they relate to the preparation of financial statements for the periods required by Regulation S-X, and the Company has not engaged in any “off-book” arrangements material to the Acquired Companies that would reasonably be expected to require adjustment to such financial statements.

(e) The financial books, records and accounts of the Acquired Companies are accurate and complete in all material respects and reflect bona fide transactions of the Acquired Companies. All Acquired Companies transactions that are required to be recorded in the financial books and records of the Acquired Companies are, and have been during the past three years, properly and accurately recorded on such books and records in all material respects. The Acquired Companies maintain systems of internal accounting controls adequate to ensure that (i) the Acquired Companies maintain no off-the-books accounts, (ii) transactions are executed in accordance with management’s general or specific authorizations, and (iii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets. None of the Acquired Companies have identified or been made aware of (x) any material deficiency in the system of internal accounting controls utilized by the Acquired Companies; (y) any fraud or other wrongdoing that involves the management, other employees or consultants of the Acquired Companies who have a role in the preparation of Financial Statements or the internal accounting controls utilized by the Acquired Companies, as the case may be or (z) any claim or allegation regarding any of the foregoing.

(f) All accounts receivable and notes receivable set forth on the Most Recent Balance Sheet or that have arisen since the Most Recent Balance Sheet are valid and existing accounts receivable arising from bona fide arm’s length sales of goods or services in the Ordinary Course of Business and are not subject to any Lien, setoffs, credit or counterclaims, other than Permitted Liens, and do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

Section 2.6 Absence of Certain Changes or Events. Since December 31, 2025, (i) except as set forth in Section 2.6 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has taken any action described in Section 4.1(b) that if taken after the Agreement Date and prior to the Effective Time without the prior written consent of Parent would violate such provision and (ii) there has not occurred any event that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

Section 2.7 Legal Proceedings. Except as set forth in Section 2.7 of the Disclosure Schedule, there is no, and during the past five years there have not been any, legal, administrative, arbitral or other audit, investigation, hearing, proceeding, suit or action, by or before any Governmental Authority (collectively, “Legal Proceedings”) pending or, to the Knowledge of the Company, threatened against, any of the Acquired Companies, nor is there any Order binding upon any of the Acquired Companies or its assets or, to the Knowledge of the Company, threatened or by or before any Governmental Authority which would reasonably be expected to be binding upon any of the Acquired Companies or any of its assets that, in each case, (i) would reasonably be expected to be material to the Acquired Companies, individually or in the aggregate, or (ii) challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering in any material respect with, the Merger.

Section 2.8 Compliance with Laws. Except as set forth in Section 2.8 of the Disclosure Schedule, each Acquired Company is, and during the past five years has been, in compliance in all material respects with all Applicable Law in respect of each Acquired Company, any of its properties or other assets or any of its businesses or operations. Each Acquired Company has not during the past five years received written notice to the effect that a Governmental Authority or other Person claimed or alleged that any of the Acquired Companies was not in compliance with any Applicable Law in respect of the Acquired Companies, any of their properties or other assets or any of their businesses or operations.

Section 2.9 Taxes. Except as set forth on Section 2.9 of the Disclosure Schedule:

(a) Each Acquired Company has filed on a timely basis (taking into account all extensions of time to file that have been granted) all material Tax Returns that are required to have been filed by such Acquired Company. Except as set forth on Section 2.9(a) of the Disclosure Schedule, all such Tax Returns were true, accurate and complete in all material respects. No Acquired Company is the beneficiary of any extension of time (other than automatic extensions of time not requiring the consent of any Taxing Authority) within which to file any Tax Return and which has not been filed. All Taxes due and payable have been or will be paid on or before the Closing Date or have been accrued or reserved on the latest Financial Statements. Since the Most Recent Balance Sheet Date, no Acquired Company has incurred any material Liability for Taxes outside the Ordinary Course of Business. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of any Acquired Company. Each Acquired Company that is required to be registered for corporate income tax in any jurisdiction (including with the Federal Tax Authority in the United Arab Emirates) is so registered, and each such registration is valid and in full force and effect.

(b) No Acquired Company has received a written notice of a claim by a Taxing Authority within the last six (6) years in a jurisdiction where such Acquired Company does not file Tax Returns that it is or may be subject to taxation by such jurisdiction. No Acquired Company is subject to any waiver of any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension remains in effect.

(c) Each Acquired Company has withheld and paid (to the extent they have become due) all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, member, stockholder or other third party. Except as set forth in Section 2.9(c) of the Disclosure Schedule, each Acquired Company has properly classified all service providers as employees or independent contractors for Tax purposes and there have been no written claims by any Taxing Authority relating to such classification.

(d) Except as set forth in Section 2.9(d) of the Disclosure Schedule, each Acquired Company has collected and remitted all sales, use, value added, ad valorem, personal property and similar Taxes (“Sales Taxes”) with respect to sales made or services provided and, for all sales or provision of services that are exempt from Sales Taxes and that were made without charging or remitting Sales Taxes, each Acquired Company has received and retained any required Tax exemption certificates or other documentation qualifying such sale or provision of services as exempt.

(e) No dispute or claim concerning any Liability for Taxes of any Acquired Company has been claimed or raised by any Taxing Authority in writing which has not been resolved. No Acquired Company has received any written notice from a Taxing Authority indicating an intent to open an audit or examination related to Tax matters which has not been resolved. Complete copies of all income Tax Returns and other material Tax Returns filed by each Acquired Company for its two most recently completed taxable years have been made available to Parent prior to the Agreement Date.

(f) No Acquired Company has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The French Subsidiary is not a company with a preponderance of real estate asset (prépondérance immobilière) within the meaning of Article 726, I, 2° of the French general tax code. The German Subsidiary is not a company whose assets consist to more than 50% of real estate located in Germany (Immobilien-Gesellschaft).

(g) No Acquired Company has a permanent establishment in any jurisdiction other than its country of incorporation, organization or formation.

(h) No Acquired Company is a party to or bound by any Tax sharing agreement other than any such agreement the principal subject matter of which is not Taxes. No Acquired Company has been a member of an affiliated group filing a consolidated federal income Tax Return (other than any such group of which an Acquired Company is or was a parent), and except pursuant to a Contract the principal subject matter of which is not Taxes, has no Liability for the Taxes of any other Person (other than an Acquired Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise (other than pursuant to a Contract or agreement the principal subject matter of which is not Taxes).

(i) No Acquired Company has been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction intended to be described in Section 355 of the Code within the two years preceding the Merger or otherwise as part of the same plan as the Merger.

(j) Except as set forth on Section 2.9(a) of the Disclosure Schedule, no Acquired Company has agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code (or any comparable provision of state, local or foreign law) by reason of any change in accounting method or otherwise.

(k) No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting on or prior to the Closing Date (other than any such change in method of accounting initiated by or at the direction of Parent or any of its Affiliates after the Closing);

(ii) use of an improper method of accounting prior to the Closing;

(iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed prior to the Closing;

(iv) intercompany transaction that occurred prior to the Closing or excess loss account (as of the Closing) described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law);

(v) installment sale or open transaction disposition made prior to the Closing;

(vi) prepaid amount received prior to the Closing other than in the ordinary course of business; or

(vii) any income under Section 965 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law).

(l) No Acquired Company has made any election under Section 965(h) of the Code (or any corresponding provision of applicable Law).

(m) No Acquired Company is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(n) No Acquired Company has received any private letter ruling from the IRS (or any comparable ruling from any other Taxing Authority).

(o) Each Acquired Company is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order.

(p) The prices for any property or services (or for the use of any property) provided by or to any Acquired Company, including any intercompany transactions between or among the Acquired Companies or between any Acquired Company and any Affiliate, are at arms’ length prices for purposes of Applicable Law regarding transfer pricing, including Section 482 of the Code and the Treasury Regulations promulgated thereunder, and any comparable provisions of foreign law. Each Acquired Company has maintained contemporaneous transfer pricing documentation as required by Applicable Law.

(q) Section 2.9(q) of the Disclosure Schedule sets forth the U.S. federal income tax classification of each Acquired Company that is an “eligible entity” for purposes of Treasury Regulation Section 301.7701-3 and each Acquired Company that is a “foreign eligible entity” for purposes of Treasury Regulation Section 301.7701-3.

Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 2.9 are the sole representations and warranties with respect to the Tax matters of the Acquired Companies (other than the representations and warranties set forth in Section 2.10 (Employee Benefits and Labor Matters) to the extent relating to Taxes). No representations or warranties are being made concerning the availability of any Tax attributes of the Acquired Companies, including but not limited to any net operating losses, capital losses or capital loss carryovers, or Tax credits available as of the time of Closing.

Section 2.10 Employee Benefits and Labor Matters.

(a) Section 2.10(a) of the Disclosure Schedule sets forth a correct and complete list of all: (i) “employee benefit plans” as defined in Section 3(3) of ERISA, (ii) employee benefit plans, policies or agreements including consulting agreements, sick leave, vacation, loans, salary continuation, health, life insurance, educational assistance, and (iii) compensation agreements with a minimum threshold of $100,000 in annual compensation, including employment or other compensation agreements, bonus or other incentive compensation agreements, stock purchase, equity or equity-based compensation, deferred compensation, pension, change in control, or severance agreements, with respect to which each Acquired Company has any obligation or Liability, contingent or otherwise, for Employees of the Acquired Companies (collectively, the “Company Plans”). Set forth on Section 2.10(a) of the Disclosure Schedule is a complete and accurate list of the following information as of the Agreement Date for each current independent contractor and Employee of each Acquired Company, including for each Employee whether on a leave of absence: name, job title, date of hire, exempt or non-exempt status, status as full-time, part-time or temporary, current compensation paid or payable, vacation accrued and unused personal time (i.e., vacation, sick, paid time off) and service credited for purposes of vesting or eligibility to participate under any of the Company Plans, and for any independent contractor, the name, date of engagement, service provided and compensation (provided, that certain personal information concerning employees of the German Subsidiary shall be anonymized in compliance with German law).

(b) Correct and complete copies of the following documents with respect to each of the Company Plans have been delivered or made available to Parent by the Acquired Companies to the extent applicable: (i) any plans and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto, (ii) the three (3) most recent annual reports (Form 5500 Series with applicable schedules), if applicable, (iii) the most recent summary plan description, summaries of material modifications, annual reports, summary of benefits and coverage, and summary annual reports distributed to participants in such Company Plan, (iv) the most recent favorable determination letter or opinion letter with respect to the Plan’s tax-qualified status from the IRS, (v) current trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements, and similar agreements, (vi) nondiscrimination, coverage, and any other required annual compliance testing for the three (3) most recent plan years, and (vii) any non-routine correspondence with any Governmental Authority related to any Company Plan during the prior three (3) years.

(c) All contributions, premiums, or payments required to have been made under any of the Company Plans or by Applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made.

(d) All amendments and actions required to bring the Company Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other Applicable Law have been made or taken, except to the extent that such amendments or actions are not required by Applicable Law to be made or taken until a date after the Effective Time.

(e) Other than as identified on Section 2.10(e) of the Disclosure Schedule, neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will result in any Liability (i) for payment becoming due to any Employee, other than in accordance with this Agreement, (ii) the provision of any benefits or other rights to any Employee, (iii) the increase, acceleration or provision of any payments, benefits or other rights to any Employee, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code, or (iv) require any contributions or payments to fund any obligations under any Company Plan. To the Knowledge of the Company, no executive, officer or key Employee or group of Employees of any Acquired Company having similar roles and responsibilities has any present plans to terminate employment with the Company or has expressed plans or intentions to terminate such employment in the event of the consummation of the Transactions.

(f) Except as set forth on Section 2.10(f) of the Disclosure Schedule, (i) no Acquired Company has taken any action, or agreed to take any action, that would result in any payment or benefit that could reasonably be deemed a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (a “Section 280G Payment”) being made or retained by any Acquired Company in connection with the Transactions unless such payment or benefit either (A) does not exceed the safe harbor amount under Section 280G of the Code or (B) has been or will be approved in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, and (ii) to the Knowledge of the Company, all information provided by any Acquired Company to Parent with respect to any Section 280G Payments is true, correct and complete in all material respects.

(g) Except as set forth on Section 2.10(g) of the Disclosure Schedule, (i) no Employees are represented by any labor organization with respect to their employment by any of the Acquired Companies, (ii) none of the Acquired Companies has recognized any labor organization with respect to their Employees, no labor organization has been elected as the collective bargaining agent of any Employees, and none of the Acquired Companies has entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any Employees, (iii) there is no union organization activity involving any Employees pending or, to the Knowledge of the Company, threatened, nor has there ever been union representation involving any of the Employees, (iv) there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other labor disputes involving any of the Employees pending or, to the Knowledge of the Company, threatened, and (v) there are no complaints, charges or claims against the Company pending or, to the Knowledge of the Company, threatened before any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment, or failure to employ, by the Acquired Companies of any individual. The Acquired Companies are in compliance with all Applicable Law relating to the employment of labor, including all such Applicable Law relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local, or foreign “mass layoff” or “plant closing” Applicable Law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, in each case in all material respects. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Acquired Companies.

(h) Each Acquired Company is, and during the past five (5) years, has been in compliance in all material respects with all applicable foreign labor and employment Laws, including (i) any works council consultation requirements (including in Germany), (ii) collective bargaining requirements (including in France), and (iii) mandatory employee notification requirements triggered by a change of control, in each case applicable to the jurisdictions in which the Acquired Companies have Employees. All consultations and notifications required under Applicable Law in connection with the transactions contemplated by this Agreement have been completed or will be completed prior to the Closing. With respect to the German Subsidiary, there are no pending or threatened dismissal protection proceedings.

(i) Each Company Plan which is intended to qualify under Section 401(a) of the Code is so qualified and either has received a currently effective favorable determination letter from the IRS or may rely upon an opinion or advisory letter for a prototype or volume submitter plan, and to the Knowledge of the Company, no circumstance exists which could reasonably be expected to (i) cause such Company Plan to cease being so qualified or (ii) result in a penalty if discovered during an audit or investigation by a Taxing Authority.

(j) Each Company Plan has been maintained and operated in conformity with the terms of such Company Plan, all Applicable Law (including the Code and ERISA) and all filing and disclosure requirements imposed on the plan sponsor and plan fiduciaries thereunder, in each case in all material respects. There are no actions, suits, audits, examinations, inquiries, arbitrations or claims (other than routine claims for benefits in the normal operation of the Company Plans) pending or, to the Knowledge of the Company, threatened involving any Company Plan or the assets of any such plan.

(k) No fiduciary (within the meaning of Section 3(21) of ERISA) of any Company Plan subject to Part 4 of Subtitle B of Title I of ERISA has committed a breach of fiduciary duty with respect to that Company Plan that could subject any Acquired Company or any Employee to any Liability (including Liability on account of an indemnification obligation). The Acquired Companies have not incurred any excise Taxes under Chapter 43 of the Code with respect to any Company Plan which have not been paid in full and nothing has occurred with respect to any Company Plan that could reasonably be expected to subject the Acquired Companies to Liability for any such Taxes.

(l) None of the Acquired Companies have any obligations under any Company Plan or otherwise provide welfare benefits (including medical and life insurance) to or in respect of any former employee of the Acquired Companies (or any dependent thereof), except as required by the continuation requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code. The Acquired Companies do not have any obligation under any Company Plan or otherwise to provide welfare benefits (including medical and life insurance) to or in respect of any Person who is not a current or former employee of the Acquired Companies or a dependent or beneficiary hereof. Neither the Acquired Companies nor any of their ERISA Affiliates have any Liability on account of a violation of the health care requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code.

(m) Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has at all relevant times been maintained and operated, in all material respects, in accordance with the terms thereof and Section 409A of the Code. The Acquired Companies do not have any obligation to provide any gross-up payment to any individual with respect to any income Tax, excise Tax or interest charge imposed pursuant to Section 409A of the Code.

(n) None of the Company Plans are currently, or in the past six (6) years have been, (i) subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, (iv) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code, or (v) a “voluntary employee’s beneficiary association” plan maintained in connection with a trust described in Section 501(c)(9) of the Code or (vi) one that provides for or promises retiree medical, accident, disability, or life insurance benefits to any current or former employee, officer, director, service provider, or any other agent of any Acquired Company, except to the extent required by Section 4980B of the Code.

(o) The Acquired Companies have properly classified all Employees as exempt or non-exempt from entitlement to overtime wages under the Fair Labor Standards Act, foreign, state and local wage and hour Laws. The Acquired Companies are in material compliance with the Applicable Laws and regulations regulating employee work time, and no current or past employee of each Acquired Company is entitled to any extra compensation due to the non-compliance by each Acquired Company with legal and regulatory work time limitations. Except as set forth on Section 2.10(o) of the Disclosure Schedule, all overtime hours have been made in compliance with the Applicable Laws and regulations and have been duly paid at the right rate. Each Acquired Company complies with applicable minimum wage requirements and minimum working time requirements. Each Acquired Company complies with Applicable Laws regulating minimum time-off (annual paid leave, rest days, vacations, sick leave, right to disconnect etc.). Except as set forth on Section 2.10(o) of the Disclosure Schedule, all Employees of the Acquired Companies, in particular the employees of the German Subsidiary, have always been paid the applicable minimum wage in accordance with the applicable statutory and contractual provisions.

(p) The employment of all Employees of the Acquired Companies is terminable by the applicable Acquired Company at will and, except as set forth on Section 2.10(p) of the Disclosure Schedule, no Employee is entitled to severance pay or other benefits following termination or resignation, except as otherwise provided by Applicable Law. With respect to the German Subsidiary, the employment of employees is not terminable “at will” but is subject to applicable German employment protection laws, including, in particular, the German Protection Against Dismissal Act (Kündigungsschutzgesetz) or other special protections against termination (such as maternity leave, parental leave, severe disability, caregiving leave, works council positions, etc.) and, where applicable, collective bargaining, works council co-determination and works agreements. With respect to the UK Acquired Company, the employment of employees is not terminable “at will” but subject to applicable notice periods under an employee’s contract of employment and Applicable Law in England & Wales.

(q) There are no, and for the past five years there have not been, any actual, threatened or pending legal proceedings relating to allegations of sexual harassment or sexual misconduct against any current or former employee, director, manager or officer of any Acquired Company, and to the Knowledge of the Company, no event has occurred or circumstance exists that would serve as a reasonable basis for any such allegation of sexual harassment or sexual misconduct. Except as set forth on Section 2.10(q) of the Disclosure Schedule, in the past five (5) years from the date of this Agreement, the Acquired Companies have not entered into any settlement agreement related to allegations or threatened allegations of sexual harassment or sexual misconduct related to any current or former employee, director, manager or officer of any Acquired Company

(r) Each Employee of the Acquired Companies working in the United States was hired in compliance with the Immigration Reform and Control Act of 1986 and the rules and regulations thereunder (“IRCA”) and/or any other applicable immigration related law, and the Acquired Companies are in material compliance with, and have at all times materially complied with, all applicable recordkeeping and other regulatory requirements under IRCA and/or any other applicable immigration related law. The Acquired Companies have only employed individuals in their United States and each respective foreign operations who are authorized to work in the United States and the respective foreign jurisdictions. In the past three (3) years, the Acquired Companies have not received written notice of any inspection, investigation, proceeding, and/or enforcement action relating to alleged noncompliance with or violation of IRCA, nor have the Acquired Companies been warned in writing, fined, or otherwise penalized by reason of any failure to comply with IRCA or for any willful violation of any other immigration law.

(s) All Employees of the Acquired Companies who are employed in the United Arab Emirates are engaged under fixed term employment contracts in accordance with the UAE Labor Law. For the purposes of this Agreement, “UAE Labor Law” means Federal Decree Law No. 33 of 2021 Regulating Labour Relations, as well as its Executive Regulations issued under Cabinet Resolution No. 1 of 2022, each as amended from time to time.

(t) Each Acquired Company maintains health insurance coverage for all of its Employees who are employed in the United Arab Emirates in accordance with the UAE Labour Law and any other Applicable Law.

(u) In the period of five (5) years preceding the date of this Agreement, no Acquired Company (nor any predecessor or owner of any part of their respective businesses) has been a party to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 affecting any Employee (or former Employee) or any other persons engaged (or formerly engaged) and no event has occurred that may involve such persons in the future being a party to such a transfer. No such persons have had their terms of employment varied where the reason for such variation is as a result of or connected with such a transfer.

(v) Each Acquired Company that employs persons in England & Wales has complied with its automatic enrolment obligations as required by the Pensions Act 2008. No notices, fines, or other sanctions have been issued by the Pensions Regulator to any Acquired Company and no Acquired Company has notified the Pensions Regulator in writing of any instance of non-compliance with its automatic enrolment obligations have been notified.

(w) All contributions, insurance premiums, tax and expenses due to and in respect of any pension scheme operated by or on behalf of any such Acquired Company for the benefit of its United Kingdom-based Employees have been duly paid. There are no liabilities outstanding in respect of any such pension scheme at the date hereof. All death and disability benefits provided to the Employees of the UK Acquired Company based in the U.K. are insured.

(x) No such Acquired Company that employs persons in England & Wales has any obligation to contribute to or any liability (whether actual or contingent) in respect of any defined benefit pension scheme or final salary pension scheme, and no such Acquired Company has ever participated in any occupational pension scheme which provides defined benefits within the meaning of section 181 of the Pension Schemes Act 1993. No debt under section 75 or section 75A of the Pensions Act 1995 has arisen in respect of any such Acquired Company.

Section 2.11 Environmental Matters; Permits. Except as set forth on Section 2.11 of the Disclosure Schedule:

(a) All real property currently owned, used, leased or operated by any Acquired Company or its predecessors (each a “Real Property” and collectively “Real Properties”) are and, for its period of operation, ownership, or use by any Acquired Company, have been in compliance with all applicable Environmental Laws in all material respects. Each Acquired Company is, and during the past five years has been, in compliance with all applicable Environmental Laws in all material respects. Neither the Acquired Companies nor any of the Real Properties are or were subject to any Legal Proceeding, Order or demand from, agreement with, or, to the Knowledge of the Company, any investigation by, any Person, including any prior owner or operator of any Real Property or any Governmental Authority regarding (i) any Environmental Laws, (ii) any Remedial Action, or (iii) any Release or threatened Release of a Hazardous Material, that has not been resolved and remains pending.

(b) Within the last five years, no Acquired Company has received any written notice of alleged, actual, or potential responsibility for, or any inquiry or investigation regarding, and to the Knowledge of the Company, there has not been, (i) any Release or threatened Release at, under, on, from, in or affecting any Real Property that would give rise to a material liability for any Acquired Company under any Environmental Law, or (ii) any alleged violation of or non-compliance with any Environmental Law or the conditions of any Environmental Permit applicable to any Real Property. During the period in which any Acquired Company has owned, leased, used or operated any Real Property, to the Knowledge of the Company, Hazardous Materials have not been generated, released or disposed of on any Real Property by any Acquired Company or by any other third party, in each case, that would give rise to a material liability for any Acquired Company under any Environmental Law. There are no and, to the Knowledge of the Company, there have never been, underground or above-ground storage tanks located at any Real Property. There is no and, to the Knowledge of the Company, during the past five (5) years from the date of this Agreement, has not been any equipment containing mercury or polychlorinated biphenyls at any Real Property in violation of Environmental Law. There is no and, to the Knowledge of the Company, during the past five (5) years from the date of this Agreement, there has not been any friable asbestos at any Real Property.

(c) Each Acquired Company currently has, and during the past five years has had, all Environmental Permits that are required for the operation of its business as presently conducted. All Environmental Permits held by the Acquired Companies are in full force and effect, and no Acquired Company has received written notification from any Governmental Authority that any such Environmental Permits will be modified, suspended, or revoked. No Acquired Company is, and during the past five years has not been, in material default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a material default or violation) of any term, condition or provision of any Environmental Permit.

(d) To the Knowledge of the Company, there are no past or present events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans which may interfere with or prevent compliance by the Acquired Companies with Environmental Laws, including, without limitation, liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or similar state or local Laws, or that may otherwise form the basis of any Legal Proceeding, notice of violation, or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, Release or threatened Release into the environment, of any Hazardous Materials.

(e) Without limiting the foregoing, (i) none of the Acquired Companies have transported or, to the Knowledge of the Company arranged for the transportation by or through any third party, of any Hazardous Materials to any location that is listed on the National Priorities List (“NPL”) under CERCLA, listed for possible inclusion on the NPL, or any similar state or local list by the Environmental Protection Agency or similar state or local Governmental Authority; (ii) no Hazardous Materials generated by the Acquired Companies have been recycled, treated, stored, disposed of or released by the Acquired Companies at any location in violation of any applicable Environmental Law; (iii) no notification of a release of Hazardous Materials has been registered, provided or filed by or on behalf of the Acquired Companies and no Real Property or, to the Knowledge of the Company, former Real Property is listed or proposed for listing on the NPL or any similar list of sites requiring investigation or clean-up; and (iv) there is no Order binding on the Acquired Companies which could affect the environmental condition of any assets of the Acquired Companies.

(f) The Acquired Companies have furnished or made available to Parent copies of all material environmental, health or safety audits, assessments, and reports and all other material documents from the past five years bearing on environmental, health or safety liabilities relating to the Acquired Companies, their operations or any Real Property, in each case to the extent in the possession or under the control of such Acquired Companies.

Section 2.12 Material Contracts.

(a) Section 2.12(a) of the Disclosure Schedule sets forth, as of the Agreement Date, a complete and correct list of each of the following Contracts to which any Acquired Company is a party or any of their assets or properties are bound (each of the Contracts and other documents required to be listed in Section 2.12(a) of the Disclosure Schedule, together with the Material Licenses, Outbound Licenses, the Rental Equipment Leases, the Leases and the Company Government Contracts, a “Material Contract”):

(i) Contracts with any Key Relationship;

(ii) All licenses pursuant to which any Person is authorized to use any material Company-Owned IP Rights, other than licenses granted by an Acquired Company to any Person in connection with sales of goods or services in the Ordinary Course of Business;

(iii) Contracts with any labor union or other representative of Employees (including any collective bargaining agreement);

(iv) Contracts for the acquisition, sale or lease of material properties or material assets outside of the Ordinary Course of Business (by merger, purchase or sale of stock or assets or otherwise), including any Contract relating to the acquisition or disposition of any business, operations, or division of another Person for which any Acquired Company has any obligations;

(v) Loan, credit agreement, mortgage, indenture, note or any other Contract or instrument evidencing Indebtedness for borrowed money (contingent or otherwise) of the Acquired Companies, any Contract or instrument pursuant to which Indebtedness for borrowed money (contingent or otherwise) may be incurred, and any guarantees of Indebtedness for borrowed money by any Acquired Company for the benefit of any Person;

(vi) Mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien on any material property or material assets of any Acquired Company;

(vii) Contracts containing a covenant expressly limiting the freedom of any Acquired Company to engage in any business with any Person or in any geographic area or to compete with any Person, except for any employee non-solicitation provisions entered into in the Ordinary Course of Business;

(viii) Contracts obligating any Acquired Company to purchase or otherwise obtain any product or service exclusively from a single Person or sell any product or service exclusively to a single Person, or which include a “most-favored nation” or similar provision;

(ix) Contracts for the leases or subleases of personal property to or by any Acquired Company involving amounts in excess of $100,000 (other than Rental Equipment Leases);

(x) Any settlement agreement of any claim or Legal Proceeding within the past three years involving amounts in excess of $50,000;

(xi) Any settlement, conciliation or similar agreement with any Governmental Authority, or pursuant to which any Acquired Company will be required to satisfy any obligation after the Agreement Date (other than Company Government Contracts);

(xii) Contracts for the employment or engagement of any Person, compensation, bonus, commission, severance pay, termination pay, change of control, deferred compensation and similar Contracts, between any Acquired Company and any employee or consultant or contractor to any Acquired Company, in each case that are not terminable at will by the applicable Acquired Company without more than thirty (30) days’ notice or Liability (other than with respect to compensation earned for services rendered prior to the date of termination);

(xiii) Contracts pursuant to which any Acquired Company has an obligation to indemnify any officer, director or employee of any Acquired Company, other than as set forth in the Organizational Documents of any Acquired Company;

(xiv) Any joint venture, partnership, profit sharing, or other similar Contract or arrangement, excluding any employment-related incentive compensation arrangements that will be terminated at the Closing;

(xv) Contracts pursuant to which any Acquired Company has advanced or loaned monies to any other Person or agreed to advance, loan or invest any funds in amounts excess of $100,000, other than trade credit in the Ordinary Course of Business;

(xvi) Contracts relating to the confidentiality, non-disclosure or ownership of any material data, information, technology, inventions or any Intellectual Property or other material rights or assets of any Acquired Company, in each case other than (i) the Material Licenses and the Outbound Licenses, (ii) confidentiality, non-disclosure or invention assignment agreements entered into with employees of any Acquired Company in the Ordinary Course of Business, and (iii) Contracts incidental to sales of goods or services in the Ordinary Course of Business);

(xvii) Contracts with any sales agent, distributor or dealer involving amounts in excess of $50,000;

(xviii) Contracts or groups of Contracts, with any Person (or group of affiliated Persons), (i) that are material to the Acquired Companies, taken as a whole, (ii) the termination or expiration of which would reasonably be expected to have a Material Adverse Effect, or (iii) that involve amounts in excess of $250,000 over the term thereof, in each case not otherwise disclosed pursuant to clauses (i) through (xvii) above.

(b) Except as set forth in Section 2.12(b) of the Disclosure Schedule, each Acquired Company has heretofore made available to Parent correct and complete copies of each written Material Contract to which it is a party, together with any and all material amendments and supplements thereto. The Company does not have any oral Material Contracts.

(c) Each Material Contract is valid, binding and in full force and effect in all material respects and is enforceable against the Acquired Company party thereto and, to the Knowledge of the Company, each other party thereto in accordance with its respective terms. Other than warranty claims in the Ordinary Course of Business, (i) each Acquired Company has performed in all material respects during the past five years all obligations required to be performed by it to date under each Material Contract to which it is a party, (ii) no Acquired Company or, to the Knowledge of the Company, any other party thereto, is in material breach of or in material default under any Material Contract, and to the Knowledge of the Company, no event has occurred during the past five years which with notice or lapse of time or both would become a material breach of or material default under any Material Contract, and (iii) except as set forth in Section 2.12(c) of the Disclosure Schedule, during the past five years, no Acquired Company has received written notice of any material breach or material default under any Material Contract or any termination or cancellation of any Material Contract.

Section 2.13 Assets.

(a) Except as set forth on Section 2.13(a) of the Disclosure Schedule, each Acquired Company has sole and exclusive, good, valid and marketable title to, or sole and exclusive, valid and enforceable leasehold interests in, all assets used by such Acquired Company in the conduct of its business as currently conducted (except properties sold or otherwise disposed of since the Agreement Date in the Ordinary Course of Business and not in violation of this Agreement), free and clear of all Liens except Permitted Liens. The tangible assets owned by, in possession of, or used by, the Acquired Companies, taken as a whole, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear), are suitable for the purposes for which they presently are used or are currently contemplated to be used, comply in all material respects with all Applicable Law and, to the Knowledge of the Company, contain no patent or latent defects. All assets, properties and items of equipment owned by or leased to the Acquired Companies as of the Closing are adequate for the uses to which they are being put, and constitute all of the assets and properties necessary and sufficient to conduct the business of the Acquired Companies substantially in the same manner as currently conducted and as conducted for the past twelve (12) months without material restriction, interruption or limitation, taken as a whole. No Person other than the Acquired Companies owns any equipment or other tangible personal property or assets situated on the premises of the Acquired Companies, except for leased items that are subject to personal property leases. Each material item of equipment, vehicle or other tangible asset that the Acquired Companies have possession of pursuant to a lease agreement or other contractual arrangement is in such condition that, upon its return to its lessor or owner in its present condition at the end of the relevant lease term or as otherwise contemplated by the applicable lease or Contract, the obligations of the Acquired Companies to such lessor or owner will have been discharged without any material Liability.

(b) All of the inventory of the Acquired Companies is merchantable and fit for the purpose for which it was procured or manufactured, none of the inventory is slow moving, obsolete, damaged or defective, except to the extent of reserves on the Most Recent Balance Sheet, as adjusted in accordance with GAAP in the Ordinary Course of Business since the date thereof. None of the inventory is being held on consignment for others or has been pledged as collateral (except as set forth on Section 2.13(a) of the Disclosure Schedule). All of the inventory of the Acquired Companies is usable or salable in the Ordinary Course of Business. The quantities of each item of inventory (whether raw materials, works in process or finished goods) are reasonable in the present circumstances of the Acquired Companies. The values at which the inventory of the Acquired Companies are carried and set forth on the balance sheets included in the Financial Statements reflect the policy of stating inventories at cost or market, whichever is lower, and reflect materially adequate write-offs, write-downs and reserves for damaged, defective, excess slow-moving or obsolete items, computed in accordance with GAAP applied on a consistent basis, except as set forth on Section 2.13(b) of the Disclosure Schedule.

(c) Section 2.13(c) of the Disclosure Schedule sets forth a true, complete and accurate list of each Contract pursuant to which any Acquired Company rents, leases or licenses equipment, or for which any Acquired Company has otherwise granted a right of use or possession in any equipment, to any Person (collectively, the “Rental Equipment Leases”). Except as set forth on Section 2.13(a) of the Disclosure Schedule, each Acquired Company has good and valid title to all equipment rented, leased or licensed pursuant to Rental Equipment Leases (the “Rental Equipment”), free and clear of all Liens except Permitted Liens. All Rental Equipment has been maintained in accordance with manufacturer specifications and normal industry practice, is in good operating condition and repair (subject to normal wear and tear), is suitable for the purposes for which it is rented or used, and complies in all material respects with all Applicable Law. All Rental Equipment required to be inspected, tested, certified, or licensed by any Governmental Authority has been so inspected, tested, certified, or licensed, in all material respects, and all such certifications and licenses are current and in full force and effect. Each Rental Equipment Lease is valid, binding, in full force and effect and enforceable in accordance with its terms, and no Acquired Company is in material breach of or default under any such Rental Equipment Lease. Except as set forth on Section 2.13(c) of the Disclosure Schedule, to the Knowledge of the Company, during the past five years, no Rental Equipment has been involved in any accident or occurrence that resulted in personal injury, death, or material property damage, and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, against any Acquired Company relating to any Rental Equipment. No Rental Equipment has been subject to any recall, retrofit, or modification program required by any Governmental Authority or manufacturer.

Section 2.14 Intellectual Property.

(a) Company Registered Intellectual Property. Section 2.14(a) of the Disclosure Schedule lists: (i) all Company Registered Intellectual Property, including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and (ii) all unregistered Intellectual Property included in the Company-Owned IP Rights that is currently material to the Company (together with the Company Registered Intellectual Property, the “Company Material Intellectual Property”). All registrations and issued patents included in the Company Registered Intellectual Property are subsisting and are currently valid and enforceable. The Acquired Companies have taken all reasonable actions to maintain, enforce and protect such Company Registered Intellectual Property. As of the Agreement Date, all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of enforcing, maintaining and protecting such Company Registered Intellectual Property and recording the Acquired Companies’ ownership interests therein.

(b) Title and Sufficiency. The Acquired Companies own all right, title and interest in and to, or have the valid and legally enforceable right to use, free and clear of any Liens (other than Permitted Liens), all material Intellectual Property used in, or reasonably necessary for, the business of the Acquired Companies as currently conducted. Each Acquired Company owns and has sole and exclusive, good, valid and marketable title to each item of Company Material Intellectual Property, free and clear of any Liens (other than Permitted Liens).

(c) Infringement.

(i) Since, June 1, 2020, no Acquired Company has infringed upon, misappropriated, diluted or otherwise violated, or is, directly or indirectly, infringing upon, or misappropriating, diluting or otherwise violating any Intellectual Property or other proprietary rights of any other Person, and has not and the conduct of the Acquired Companies’ businesses has not and does not constitute unfair competition or unfair trade practices under Applicable Law;

(ii) To the Knowledge of the Company, there are no, and there have not been any, claims, written notices or demands, or Legal Proceedings contesting the validity, use, ownership or enforceability of any of the Company-Owned IP Rights, and no Acquired Company has received any written notice or demand which involves a claim of infringement, misappropriation, dilution, or other violation of any Intellectual Property or other proprietary rights of any other Person;

(iii) Except as set forth on Section 2.14(c)(iii) of the Disclosure Schedule, since June 1, 2020, there is no, and there has not been any, unauthorized use, unauthorized disclosure, infringement, dilution, misappropriation or other violation of any Company Material Intellectual Property by any third party and there are no, and there have not been any, claims or allegations made by any Acquired Company that a Person is infringing on, diluting, misappropriating or otherwise violating any Company Material Intellectual Property and no such claims or allegations are pending against a third party;

(iv) all Company Registered Intellectual Property set forth on Section 2.14(a) of the Disclosure Schedule is in full force and effect and all renewal fees and other maintenance fees due to date have been paid and all other maintenance actions due to date have been taken;

(v) except as set forth on Section 2.14(c)(v) of the Disclosure Schedule, other than employees of the Company who automatically assign their rights to the Company by virtue of their employment, all Persons (each, an “Author”) who have independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any of the Company Material Intellectual Property have done so pursuant to valid and enforceable written Contracts that grant to the Acquired Companies a present, irrevocable assignment of any ownership interest such Author may have in or to such Intellectual Property; and

(vi) to the Knowledge of the Company, no current or former Author: (A) is in violation of any term or covenant of any Contract relating to employment, proprietary matters, confidentiality, assignment of Intellectual Property, non-solicitation or non-competition with any Acquired Company, (B) is in violation of any other Contract with any third party by virtue of such Author being currently or formerly employed by, or performing services for, any Acquired Company, or (C) has developed any Intellectual Property for any Acquired Company that is subject to any Contract under which such Author has assigned or otherwise granted to any third party any Intellectual Property.

(d) No Impact on Company-Owned IP Rights. Neither the execution and delivery of this Agreement or the Transaction Agreements, the consummation of the Transactions, nor the performance of the Acquired Companies’ obligations under this Agreement or the Transaction Agreements will cause (i) the loss, forfeiture, encumbrance on, or termination of, or give rise to a right of forfeiture, encumbrance on, or termination of, any Company-Owned IP Rights; (ii) a breach of or default under, or right to terminate or suspend performance of, any Material IP License or Outbound License, (iii) the release, disclosure or delivery of any Company-Owned IP Rights by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any Person of any license or other right or interest under, to or in any of the Company-Owned IP Rights. All Intellectual Property used in the businesses of the Acquired Companies or necessary for the operation of such businesses as of the Closing will be owned or available for use by the Acquired Companies on identical terms and conditions, in all material respects, immediately subsequent to the Closing.

(e) Confidential Information. The Acquired Companies have taken reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Acquired Companies, including without limitation all Trade Secrets of the Acquired Companies (“Confidential Information”). To the Knowledge of the Company, all use and/or disclosure of Confidential Information by or to any other Person has been pursuant to the terms of a written Contract between an Acquired Company and such Person or otherwise subject to confidentiality obligations applicable to the other Person. Except as set forth on Section 2.14(e) of the Disclosure Schedule, (i) the Acquired Companies have implemented and maintain reasonable security, disaster recovery and business continuity plans, act in compliance therewith, have tested such plans on a periodic basis, and such plans have proven effective upon testing, and (ii) to the Knowledge of the Company, in the five (5) years prior to the date hereof, no Acquired Company has experienced any security breach or incident that resulted in unauthorized access by third parties to any material Confidential Information in any Acquired Company’s possession, custody or control. There has been no material breach of any Acquired Company’s obligations to any third party or, to the Knowledge of the Company, material breach of any third party’s obligations to any Acquired Company, in each case relating to any Confidential Information, under any Contract.

(f) Material IP Licenses. Section 2.14(f) of the Disclosure Schedule lists each material Contract pursuant to which any Acquired Company has been granted, or provided with, any assignment, license, sublicense or other right in and to any Intellectual Property, but excluding any “off the shelf,” or “shrink-wrap” end-user license; subscription agreements for Software that is generally available on standard commercial terms; (each, a “Material IP License”). Each Material IP License is a valid and binding obligation of the applicable Acquired Company and each other party thereto, is in full force and effect and is enforceable by such Acquired Company in accordance with its respective terms. The Acquired Companies are not, and, to the Knowledge of the Company, no other party to the Material IP Licenses is in material breach or has materially defaulted under any Material IP License. None of the Acquired Companies have received or made any written notice of a modification, cancellation, termination, suspension of or acceleration of any payments, rights, obligations or remedies. To the Knowledge of the Company, no Software licensed to, or made available for access and use by, any Acquired Company other than those contractually provided for with third party software vendors (i) contains any “back door,” “drop dead device,” “time bomb,” “Trojan Horse,” “virus”, or “worm” to disrupt, disable, harm or otherwise impede the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, or to damage or destroy any data or file without the user’s consent; or (ii) contains any bug, defect or error that materially and adversely affects the use, functionality or performance of such Software or any system containing or used in conjunction with such Software. To the Knowledge of the Company, all Software licensed to, or made available for access and use by, any Acquired Company materially complies with all applicable warranties and other contractual commitments made to the Acquired Companies with respect thereto.

(g) Outbound Licenses. Section 2.14(g) of the Disclosure Schedule lists each material Contract pursuant to which any Acquired Company grants or provides, or agrees to grant or provide, any assignment, license, sublicense or other right in and to any Company-Owned IP Rights to another Person other than non-exclusive licenses to Company IP Rights granted to customers in the Ordinary Course of Business (each, an “Outbound License”). Each Outbound License is a valid and binding obligation of the applicable Acquired Company and each other party thereto, is in full force and effect and is enforceable by such Acquired Company in accordance with its respective terms. No Acquired Company is and, to the Knowledge of the Company, no other party to any Outbound License is in material breach or material default under any Outbound License. The Acquired Companies have not received or made any written notice of a modification, cancellation, termination, suspension of or acceleration of any payments, rights, obligations or remedies with respect to any Outbound License.

(h) Proprietary Software. Section 2.14(h) of the Disclosure Schedule sets forth all Software owned or purported to be owned by any Acquired Company (the “Proprietary Software”), identifying for each item of Proprietary Software the versions the Acquired Companies are currently supporting. The Acquired Companies possess all source code and other documentation and materials necessary to compile, maintain, implement, install and operate the Proprietary Software and no Acquired Company has disclosed, delivered, licensed or otherwise made available, and no Acquired Company has a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, said source code to any Person. No material errors or defects which have not been fully remedied or rectified have been discovered in the Proprietary Software. No Open Source Software is used in, incorporated into, integrated or bundled with any of the Proprietary Software.

(i) IT Systems. The Acquired Companies have IT Systems sufficient for the operation of the businesses of the Acquired Companies as presently conducted. The Acquired Companies have taken commercially reasonable steps to safeguard and maintain the IT Systems utilized in the operation of their businesses as presently conducted. Except as disclosed in Section 2.14(i) of the Disclosure Schedule, during the past five years, the IT Systems have not experienced (i) any security incident, including any successful hacking attempts, that caused any material disruption to the IT Systems or (ii) a shutdown of the IT Systems for a continuous period of twenty-four (24) hours or more. The Acquired Companies have taken commercially reasonable actions to protect the security and integrity of the IT Systems, including by implementing industry standard procedures designed to prevent unauthorized access and the introduction of any virus, worm, Trojan horse or similar disabling code or program (“Malicious Code”), and the taking and storing on-site and off-site of back-up copies of critical data.

(j) No Privacy Claims. There is no, and for the past five years there has been no, pending or, to the Knowledge of the Company, threatened, complaint, audit, proceeding, investigation or claim against the Acquired Companies initiated by any Person or Governmental Authority alleging that the Acquired Companies: (i) are in violation of any applicable Company Privacy Commitments or Applicable Law; (ii) are in violation of any Privacy and Data Security Policy; or (iii) have engaged in or are engaging in any unfair, deceptive, or misleading trade practice. To the Knowledge of the Company, for the past five years no action has been filed, commenced or threatened against any processor with respect to any Personal Data Processed for the Acquired Companies.

(k) Financial Data Processing. To the extent that the Acquired Companies Process any financial account numbers (such as credit cards, bank accounts, PayPal accounts, debit cards, etc.), passwords, CVV data, or other related data, the Acquired Companies have implemented information security procedures, processes and systems that are in compliance in all material respects with all applicable Company Privacy Commitments related to such Processing.

(l) Personal Data Transfers. The Acquired Companies do not sell, rent or otherwise make available to any Person any Personal Data, except in a manner that complies with Company Privacy Commitments.

(m) GDPR. Except as set forth on Section 2.14(m) of the Disclosure Schedule, the Acquired Companies process Personal Data in compliance in all material respects with the General Data Protection Regulation (EU) 2016/679, the United Kingdom General Data Protection Regulation (as supplemented by section 205(4)) of the UK Data Protection Act 2018, the French Act No. 78-17 of 6 January 1978 on information technology, data files and civil liberties, or the German Federal Data Protection Act (Bundesdatenschutzgesetz - BDSG), as amended.

(n) Data Privacy Compliance. The Acquired Companies and the conduct of their respective businesses are in material compliance with, and have been in material compliance with for the past five years, all applicable Privacy Laws and Company Privacy Commitments. The execution, delivery and performance of this Agreement by the Acquired Companies will comply with all applicable Privacy Laws and Company Privacy Commitments.

(o) Privacy Policies. The Acquired Companies have posted to each of their websites a privacy and data security policy (“Privacy and Data Security Policy”). No disclosure or representation made or contained in any Privacy and Data Security Policy has been inaccurate, misleading, deceptive, or contained any omission, in each case that has caused such Privacy and Data Security Policy to violate any Applicable Law in any material respect, and the practices of the Acquired Companies with respect to the Processing of Personal Data conform, and for the past five years have conformed, to the Privacy and Data Security Policies that govern the use of such Personal Data. The Privacy and Data Security Policies contain appropriate technical and organizational security measures designed to prevent and protect against unlawful or unauthorized Processing in its possession or control, which measures are in compliance in all material respects with Company Privacy Commitments. The Acquired Companies have not made any written statement to the general public regarding the Acquired Companies’ information security practices applicable to Personal Data other than those made in any Privacy and Data Security Policies. No Personal Data in the possession or control of the Acquired Companies or, to the Knowledge of the Company held or Processed by any vendor, processor, or other third party for or on behalf of the Acquired Companies, has been subject to any security incident that required any Acquired Company to notify any Person, including any Governmental Authority, regarding such incident under applicable Privacy Laws. The Acquired Companies have for the past five years implemented and maintained, and required all vendors, processors, or other third parties that Process any Personal Data for or on behalf of the Acquired Companies to implement and maintain, commercially reasonable security measures designed to: (i) protect Personal Data in their possession or control against damage and loss, and against attempted or successful security incidents; (ii) monitor the adequacy and effectiveness of such safeguards; and (iii) provide notification in compliance with Applicable Laws in the case of any security incident.

(p) Data Processing and Security. The Acquired Companies have entered into data processing agreements or otherwise implemented contractual requirements designed to safeguard Personal Data that are compliant in all material respects with Company Privacy Commitments with all processors and have obligated such processors to protect such Personal Data from unauthorized access by and/or disclosure to any unauthorized third parties and required processors to Process Personal Data in compliance with applicable Privacy Laws and Privacy Commitments, and to the Knowledge of the Company, no processor is in material breach of any such data processing agreement or other contractual requirement related to the Processing of Personal Data.

Section 2.15 Insurance. Section 2.15 of the Disclosure Schedule sets forth a correct and complete list of all insurance policies maintained by the Acquired Companies (the “Policies”) as of the Agreement Date. The Policies are in full force and effect and are valid and enforceable. All premiums due in respect of the Policies have been paid as required under such Policies. The Policies are on commercially reasonable terms and provide commercially reasonable coverages in light of the nature and operation of the Acquired Companies’ businesses and the industries in which they operate and as required by the terms of any Material Contract and applicable Law. No Acquired Company is in material breach or default, and no Acquired Company has taken any action or failed to take any action that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or material modification, of any of the Policies. No Acquired Company has received any written notice of cancellation or termination (other than in connection with normal renewals), or refusals to renew, with respect to any of the Policies or any other insurance policy maintained by any Acquired Company during the past five years. As of the Agreement Date, there are no claims pending under any of the Policies as to which the respective insurer has denied coverage. All claims made by an Acquired Company under the Policies have been filed in a due and timely fashion in the manner required by such Policies, no limits have been exhausted or impaired, and no notice has been received by any Acquired Company that any carriers are insolvent. Except as set forth on Section 2.15 of the Disclosure Schedule, the Acquired Companies do not have any self-insurance or co-insurance programs and have provided complete and accurate copies of the Policies to Parent.

Section 2.16 Related Party Transactions. Except as set forth on Section 2.16 of Disclosure Schedule, there are no Contracts between any Acquired Company, on the one hand, and any manager, director, officer or Employee of any Acquired Company or any Equityholder holding 5% or more of the issued and outstanding Company Units as of the Agreement Date (a “Related Party”), on the other hand, other than (i) Contracts with respect to compensation for services rendered by a Related Party, or benefits provided to a Related Party pursuant to a Company Plan, in the ordinary course of employment, and (ii) in the case of Equityholders, the Organizational Documents and the Company Executive Unit Plan (and grants made thereunder). No Related Party provides, or causes to be provided, any material goods or services to any Acquired Company, other than as an employee or manager, or director, and no Acquired Company provides goods or services to any Related Party, other than goods or services of a type available to Employees and managers and directors of the Acquired Companies generally or goods and services provided on an arms-length basis.

Section 2.17 Reserved.

Section 2.18 Brokers and Other Advisors. Except as set forth on Section 2.18 of the Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, from any Acquired Company or any of its Affiliates in connection with the Transactions.

Section 2.19 Real Property.

(a) Section 2.19(a) of the Disclosure Schedule sets forth a true and complete list and brief description, including legal description and location, of all parcels of real property owned by each Acquired Company (the “Owned Real Property”). With respect to the Owned Real Property, (i) the applicable Acquired Company has fee simple title to each Owned Real Property, free and clear of all Liens, other than Permitted Liens, (ii) the applicable Acquired Company is not a party to any assignment, lease, license, easement, concession, or other agreement granting to any Person the right to possess, use, or occupy the Owned Real Property, other than (A) assignments, leases, licenses, easements, concessions, and other agreements that the applicable Acquired Company entered into in the Ordinary Course of Business as set forth on Section 2.19(a) of the Disclosure Schedule, and (B) Permitted Liens, and (iii) all buildings, improvements or facilities on the Owned Real Property are in good operating condition and are suitable for the uses for which they are presently being used in the business of the Acquired Companies. The Acquired Companies have previously provided access to Parent of correct and complete copies of each of the deeds conveying the Owned Real Property to the applicable Acquired Company, and all existing easements and encumbrances and other existing agreements currently in effect with respect to the Owned Real Property.

(b) Section 2.19(b) of the Disclosure Schedule contains a complete list of all real property leased or subleased by any Acquired Company (the “Leased Real Property” and together with the Owned Real Property collectively, “Real Property”). Each Acquired Company has a valid leasehold interest in each parcel of Leased Real Property to which it is a party. With respect to any Leased Real Property located in the United Arab Emirates, each applicable Lease has been duly registered with the relevant Emirate’s real estate regulatory authority (including, as applicable, Ejari in Dubai or Tawtheeq in Abu Dhabi), and all such registrations are current, valid, and in full force and effect. There are no pending or, to the Knowledge of the Company, threatened Legal Proceedings with respect to all or any portion of any Real Property, including related to condemnation or eminent domain. The Acquired Companies have previously delivered to Parent correct and complete copies of each of the leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for the Leased Real Property (the “Leases”). With respect to each Lease: (i) the Lease is legal, valid, binding, enforceable and in full force and effect, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other applicable Law affecting enforcement of creditors’ rights generally and except insofar as the availability of equitable remedies may be limited; (ii) neither the applicable Acquired Company nor, to the Knowledge of the Company, any other party to the Lease is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under the Lease; (iii) no Acquired Company has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Lease; and (iv) the terms and conditions of each Lease will not be affected in any material respect by, nor will any Lease be in breach or default as a result of, consummation of the Transactions, except that Section 2.19(b) of the Disclosure Schedule sets forth those Leases that require an Acquired Company to notify or obtain the approval of the lessor or that may be terminated by the lessor as a result of the transactions contemplated by this Agreement. No Acquired Company is a sublessor or grantor under any sublease or other agreements with respect to the Leased Real Property, which create or confer on any Person other than the Acquired Companies a right to use or occupy all or any part of the Leased Real Property other than Leases. The applicable Acquired Company’s possession and quiet enjoyment of the Leased Real Property has not been disturbed.

(c) With respect to the Real Property:

(i) all of the buildings, structures and improvements located thereon are in good operating condition and repair, ordinary wear and tear excepted;

(ii) all improvements constituting part of the Leased Real Property are in compliance with Applicable Laws in all material respects and, to the Knowledge of the Company, do not have any material defects in their physical condition;

(iii) all material Permits that are required to be obtained by an Acquired Company to use or occupy such parcel have been issued and are in full force and effect and have been maintained in compliance with all Laws in all material respects;

(iv) no Acquired Company has received notice from any Governmental Authority of any violation of any Applicable Law or Permit issued with respect to any of the Real Property that has not been corrected, and, to the Knowledge of the Company, no such violation exists which, individually or in the aggregate, is material to the Acquired Companies; and

(v) such parcel has access to public roads and to all utilities, including electric, sanitary and storm sewer, potable water, natural gas and other utilities, used in the operation of the Acquired Companies’ businesses at such location and such access to public roads and utilities is sufficient to service the Leased Real Property.

Section 2.20 Corrupt Practices and Trade Control.

(a) Anti-Corruption. During the past five years, each Acquired Company has been in compliance with all applicable antibribery and anticorruption Laws, and Trade Control Laws in all material respects, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and the Bribery Act 2010. No Acquired Company, and no manager, director, officer, or, to the Knowledge of the Company, any Employee or agent or Representative acting on behalf of any Acquired Company (in their capacities as such), or any other associated person (as defined in section 8 of the Bribery Act 2010), has during the past five years (i) taken any action directly or indirectly in furtherance of an offer, payment, promise to pay, authorization or approval of any contribution, gift, bribe, rebate, payoff, influence payment, kickback, improper payment or unlawful transfer of anything of value to any government official, Governmental Authority, government-owned or government–controlled company, public international organization, political party or organization or official or candidate thereof, or any other Person, private or public, regardless of what form, whether in money, property, or services (A) to obtain favorable treatment for business or Contracts, (B) to pay for favorable treatment for business or Contracts, (C) to obtain special concessions or for special concessions already obtained, (D) to improperly influence or induce any act or decision, or (E) to secure any improper advantage, in each case in violation of Applicable Law (including the Foreign Corrupt Practices Act) or (ii) established or maintained any fund or asset that has not been recorded in the books and records of any Acquired Company. Except as set forth on Section 2.20(a) of the Disclosure Schedule, each Acquired Company has established internal controls and procedures to promote and achieve compliance with the matters set forth in this Section 2.20(a) that are adequate in all material respects in light of the nature and operation of such Acquired Company’s business and the industries in which it operates.

(b) Trade Controls and Sanctions. Except as set forth on Section 2.20(b) of the Disclosure Schedule, during the past five years, each Acquired Company has been in compliance in all material respects with all applicable Trade Control Laws and Sanctions Laws. None of the Acquired Companies, and, while acting for or on behalf of any Acquired Company, none of their respective officers, managers, or directors, or, to the Knowledge of the Company, any Employee, agent or Representative acting on behalf of any Acquired Company, is or has been during the past five years (i) a Sanctioned Person, (ii) organized, resident, or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country, or (iv) otherwise in violation of Sanctions Laws or Trade Control Laws. Within the last five years, no Acquired Company has received any written notice of any citation, fine, or penalty for any past or present failure to comply with any Trade Control Laws or Sanctions Laws, and no litigation, arbitration, or similar proceeding with respect to any alleged non-compliance with Trade Control Laws or Sanctions Laws is pending or, to the Knowledge of the Company, threatened.

Section 2.21 Key Customers, Dealers and Suppliers. Section 2.21 of the Disclosure Schedule sets forth a list of the Acquired Companies’ top twenty-five end user customers, determined by the amount of gross sales (the “Key End User Customers”), top twenty-five dealers, distributors and sales agents, determined by the amount of gross sales (the “Key Dealers”), and top twenty-five suppliers, determined by the amount of gross purchases (the “Key Suppliers”, and together with the Key End User Customers and Key Dealers, collectively, the “Key Relationships”), for the twelve month periods ending December 31, 2024 and December 31, 2025 and for the three (3)-month period ending March 31, 2026, along with the gross sales to each Key End User Customer and Key Dealer and the gross purchases from each Key Supplier during such periods. Except as set forth on Section 2.21 of the Disclosure Schedule, no Person who was a Key Relationship during the Acquired Companies’ previous fiscal year or the current fiscal year: (a) has canceled or otherwise terminated, or to the Company’s Knowledge, threatened to cancel or otherwise terminate, its relationship with any Acquired Company; (b) decreased or limited materially, or threatened to decrease or limit materially, its services, supplies, referrals or materials provided to any Acquired Company or its purchases of the products or services of any Acquired Company; or (c) requested or received a material change to the pricing or terms under which its services, supplies, referrals or materials provided to any Acquired Company or its purchases of the products or services of any Acquired Company, except in the Ordinary Course of Business. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, by or against any Acquired Company involving any Key Relationship.

Section 2.22 Indebtedness. Set forth on Section 2.22 of the Disclosure Schedule is all outstanding Indebtedness of the Acquired Companies as of the Agreement Date, and all Liens on the assets and properties of the Acquired Companies and Company Units securing such Indebtedness.

Section 2.23 COVID-19. Section 2.23 of the Disclosure Schedule sets forth any other federal, state or local program, benefit or accommodation designed to assist businesses and employees during the COVID-19 pandemic (including under the CARES Act or the Paycheck Protection Program, and any employee retention Tax credits) that any Acquired Companies has applied for, received or otherwise taken advantage. The Acquired Companies have complied with all Applicable Laws and programs relating to COVID-19, including all CARES Act, Paycheck Protection Program, and related rules, regulations, guidelines, and directives issued by a Governmental Authority. The Paycheck Protection Program loans from the U.S. Small Business Administration received by any Acquired Company, including accumulated interest, have been forgiven in full pursuant to Notices of Paycheck Protection Program Forgiveness Payment received by such Acquired Company.

Section 2.24 Warranties. None of the Acquired Companies are a party to any pending Legal Proceeding and, to the Knowledge of the Company, there are no threatened claims, relating to alleged defects in the products sold or services provided by the Acquired Companies or the failure of any such products or services to meet the specifications applicable thereto, other than warranty claims in the Ordinary Course of Business. During the past five years, there have been no product recalls, market withdrawals, embargoes, off sale orders, warning letters or seizures with respect to any products sold by the Acquired Companies. Section 2.24 of the Disclosure Schedule lists (a) all warranties provided by the Acquired Companies during the past five years with respect to their products or services and (b) all warranty claims currently pending or administered by the Acquired Companies during the past three years involving amounts in excess of $100,000.

Section 2.25 Products.

(a) During the past five years, other than warranty claims in the Ordinary Course of Business or that do not exceed the warranty reserve in the Financial Statements, no product liability, recall or similar claims have been made against any Acquired Company. No Acquired Company has received (in connection with any product manufactured, sold or distributed by, or in connection with any service provided by, any Acquired Company) written notice of, and to the Knowledge of the Company, no event has occurred or circumstances exist that would reasonably be expected to give rise to, any (a) claim or allegation of personal injury, death, or property or economic damages, (b) product recall, (c) claim for punitive or exemplary damages, (d) claim for contribution or indemnification, or (e) claim for injunctive relief. No Acquired Company, nor to the Knowledge of the Company any predecessor thereof, has manufactured, sold, distributed, marketed or installed any asbestos-containing products. Except as set forth on Section 2.25(a) of the Disclosure Schedule, and other than in the Ordinary Course of Business in amounts not material to the Acquired Companies as a whole or that do not exceed the warranty reserve in the Financial Statements, no Acquired Company has entered into, or offered to enter into, any agreement, contract, commitment or other arrangement (whether written or oral) pursuant to which an Acquired Company is or will be obligated to: (i) make any rebates, discounts, promotional allowances or similar payments or arrangements to or with any customer, or (ii) accept returns of any products previously sold to any customer. All products manufactured, sold, distributed or delivered by or on behalf of any Acquired Company (x) have been in conformity in all material respects with all applicable product specifications, contractual commitments, express and implied warranties, and product descriptions, and no Acquired Company has any material Liability in connection therewith, (y) conform in all material respects to the specifications stated by the Acquired Companies, including all specifications set forth in product documentation, marketing materials, and communications with customers, and (z) except as set forth on Section 2.25(a) of the Disclosure Schedule have been manufactured, labeled, stored, handled and distributed in compliance in all material respects with all Applicable Laws, all applicable Orders, and all applicable industry standards, certifications, guidelines and best practices required by generally accepted non-governmental entities, industry bodies or self-regulatory organizations applicable to such products, including all applicable product safety, labeling, packaging and consumer protection requirements. Each Acquired Company has obtained and maintains all material certifications, approvals, licenses and permits required under Applicable Law, any Order, or by any Governmental Authority, or any generally accepted non-governmental entity, industry body or self-regulatory organization for the manufacture, sale and distribution of its products, and all such certifications, approvals, licenses and permits are current, valid and in full force and effect. No product of any Acquired Company is subject to any pending or, to the Knowledge of the Company, threatened investigation, inquiry, enforcement action, or safety alert by any Governmental Authority.

(b) Each Acquired Company is, and during the past five years has been, in material compliance with all quality management systems, procedures and standards required to obtain and maintain the certifications, approvals, licenses and permits described above (collectively, “Product Certifications”), including any quality system or conformity assessment procedures required by the applicable certifying body, Governmental Authority or product safety directive as a condition to the issuance or continued validity of such Product Certifications. Section 2.25(b) of the Disclosure Schedule lists all material Product Certifications held by the Acquired Companies as of the Agreement Date. No Acquired Company has received any written notice that any Product Certification has been or will be suspended, revoked, withdrawn, or materially modified, and, to the Knowledge of the Company, no event has occurred that would reasonably be expected to result in the suspension, revocation, withdrawal, or material modification of any Product Certification.

Section 2.26 Bank Accounts. Set forth on Section 2.26 of the Disclosure Schedule is a complete and correct list of the names and locations of all banks in which any Acquired Company has accounts or safe deposit boxes, and the names of all Persons authorized to draw thereon or to have access thereto. Except as set forth on Section 2.26 of the Disclosure Schedule, no Person holds a power of attorney to act on behalf of any Acquired Company.

Section 2.27 Government Contracting.

(a) Section 2.27(a) of the Disclosure Schedule sets forth a current, complete and accurate list of all Government Contracts (the “Company Governmental Contracts”). For the past five years, each Company Government Contract has been performed in all material respects by the applicable Acquired Company in accordance with the terms and conditions of such Company Government Contract. None of the Acquired Companies have received in the past five years written or, to the Knowledge of the Company, oral notice of any breach or violation by any Acquired Company of any material Contract requirement or legal requirement pertaining to any Company Government Contract.

(b) The Acquired Companies comply, and during the past five years have complied, in all material respects with all applicable Laws and compliance programs applicable to their Company Government Contracts, including with respect to record retention programs.

(c) None of the Acquired Companies nor any of their respective directors, managers, officers, employees, nor, to the Knowledge of the Company, any consultant, vendor or supplier of any Acquired Company, has been debarred, suspended or excluded from participation in the award of any Company Government Contract, nor has any Acquired Company received any written or, to the Knowledge of the Company, oral notice that any debarment, suspension or exclusion proceeding has been initiated against any Acquired Company or any of their respective directors, managers, officers, employees, or, to the Knowledge of the Company, any consultant, vendor or supplier of any Acquired Company. As of the Agreement Date, there are no unresolved, and there are no pending, audits, investigations, claims, contracting officer final decisions, lawsuits, subpoenas, document requests, administrative proceedings, mediations or arbitrations involving or related to any Acquired Company or any of their respective directors, managers, officers or employees with respect to an alleged or potential violation of any Contract requirement or legal requirements pertaining to any Company Government Contract.

Section 2.28 U.K. Insolvency.

(a) The UK Acquired Company is not insolvent or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 and has not stopped paying its debts as they fall due.

(b) No step has been taken or proposal made in England & Wales to initiate any process, nor is any such process in effect, by or under which: (i) the ability of the creditors of the UK Acquired Company to take any action to enforce their debts is suspended, restricted or prevented, including (without limitation) pursuant to a moratorium under Part A1 of the Insolvency Act 1986; (ii) some or all of the creditors of the UK Acquired Company accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums, or make any other compromise or arrangement with the UK Acquired Company (including, without limitation, a company voluntary arrangement under Part 1 of the Insolvency Act 1986, a scheme of arrangement under Part 26 of the Companies Act 2006 or a restructuring plan under Part 26A of the Companies Act 2006); (iii) a person (including without limitation a receiver) is appointed to manage the affairs, business and assets (or some of them) of the UK Acquired Company on behalf of its creditors; or (iv) the holder of a charge over any of the assets of the UK Acquired Company is appointed to control, or is exercising or has exercised control, rights or powers in respect of, the business and/or any assets of the UK Acquired Company.

(c) In relation to the UK Acquired Company: (i) no administrator has been appointed; (ii) no application has been made to the court for the appointment of an administrator; and (iii) no notice of an intention to appoint an administrator has been given by such company, its directors or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 to the Insolvency Act 1986).

(d) No petition has been presented or order made for the winding up of the UK Acquired Company, no resolution has been passed or proposed for the winding up of the UK Acquired Company and the UK Acquired Company has not been notified that any meeting has been convened for the purpose of initiating the winding up of the UK Acquired Company.

(e) No event analogous to any of the above has occurred, and no proceedings have been taken in any jurisdiction other than England & Wales, in relation to the UK Acquired Company that has an effect equivalent or similar to any of the matters referred to in this Section 2.28.

Section 2.29 U.K. Competition Law and Foreign Direct Investment Law.

(a) No Acquired Company is or has been engaged in any agreement, arrangement, practice or conduct which involves or constitutes an infringement of the Competition Act 1998, the Enterprise Act 2002 or any other applicable competition law of England & Wales (collectively, “U.K. Competition Laws”), and no director, officer or Employee of any Acquired Company is or has been engaged in any activity involving or constituting an offence or infringement under U.K. Competition Laws.

(b) No Acquired Company, nor any of its respective directors, officers or Employees, is the subject of any investigation, inquiry or proceedings by any government body, agency, authority or court (including the U.K. Competition and Markets Authority) in connection with any actual or alleged infringement of U.K. Competition Laws. No such investigation, inquiry or proceedings have been threatened or are pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

(c) No Acquired Company is affected by any existing or pending decisions, judgments, orders or rulings of any government body, agency, authority or court responsible for enforcing any U.K. Competition Laws (including the U.K. Competition and Markets Authority), nor has any Acquired Company given any undertakings or commitments to any such body, agency, authority or court which affect the conduct of the business of the Acquired Companies.

(d) Except as set forth in the final draft application under the NSI Act pursuant to Section 5.1(d)(ii) made available to the Company on or prior to the date hereof, none of the Acquired Companies carries on within the U.K. any activities that fall within Schedules 1 to 17 to the U.K. National Security and Investment Act 2021 (Notifiable Acquisition) (Specification of Qualifying Entities) Regulations 2021 (SI 2021/1264) (“NAR 2021”).

(e) Details of any transaction involving the acquisition or disposal by any Acquired Company of any asset, or any shares, voting rights or other interest in an entity, that has taken place on or after 12 November 2020, or that is currently in progress, and which constitutes a trigger event within the meaning of section 5 of the NSI Act, have been disclosed.

Section 2.30 No Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE II, neither the Company nor any other Person on behalf of any Acquired Company makes or has made any other express or implied representation or warranty with respect to the Acquired Companies or with respect to any information provided to Parent and Merger Sub in connection with the Transactions with respect to the Acquired Companies.

ARTICLE III
Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 3.1 Organization, Standing and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under Applicable Law of the State of Wisconsin and has all requisite corporate power and authority to own, lease and operate properties and carry on its business. Merger Sub is a limited liability company duly organized, validly existing and in good standing under Applicable Law of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate properties and carry on its business.

Section 3.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary organizational power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by the board of directors of Parent and the board of managers of Merger Sub (and immediately following the execution and delivery of this Agreement will be adopted by Parent as the sole member of Merger Sub) and no other organizational action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party and the consummation by them of the Transactions. This Agreement and the other Transaction Agreements to which Parent or Merger Sub is a party have been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company and the other parties thereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement or the other Transaction Agreements to which it is a party by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or the certificate of formation or limited liability company agreement of Merger Sub or (ii) assuming that the consents and approvals referred to in Section 3.3 are obtained and the filings referred to in Section 3.3 are made, (x) violate any Applicable Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or Merger Sub or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the respective material properties or assets of, Parent or Merger Sub under, any of the terms, conditions or provisions of any material Contract to which Parent or Merger Sub is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

Section 3.3 Governmental Approvals. Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA and (ii) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent to perform its obligations hereunder, or prevent or materially impede the consummation of the Transactions.

Section 3.4 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding membership interests of Merger Sub. Except for obligations incurred in connection with its formation or organization or the negotiation and consummation of this Agreement and the Transactions, Merger Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

Section 3.5 Availability of Funds. Parent will have available to it at the times required by this Agreement sufficient funds to satisfy its monetary obligations (including payment of the Merger Consideration, subject to the Maximum Cash Amount) when due and to consummate the Transactions, and such funds are not subject to any financing or other contingencies or conditions.

Section 3.6 Legal Proceedings. There is no pending or, to the knowledge of Parent, threatened Legal Proceeding, against Parent or Merger Sub, nor is there any Order by or before any Governmental Authority imposed (or, to the knowledge of Parent, threatened in writing to be imposed) upon Parent or Merger Sub or their respective assets, by or before any Governmental Authority that, in each case, (a) would, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent to perform its obligations hereunder, or prevent or materially impede the consummation of the Transactions or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger.

Section 3.7 Brokers and Other Advisors. Other than Falcon Creek LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, from the Parent or the Merger Sub in connection with the Transactions.

Section 3.8 Acknowledgment. Parent represents that the Acquired Companies are being acquired from Holdings, a third party that did not directly or indirectly control Parent within the meaning of the French “Charasse amendment” rules resulting from article 223B alinea 6 of the French Tax Code. Parent further represents that the acquisition was made with the intention of subsequently transferring the shares of SFE Group France SAS to Enerpac France SAS or another member of the French tax consolidated group of ENERPAC. In this respect, Parent acknowledges that any subsequent transfer of the shares of SFE Group France SAS to Enerpac France SAS or another member of the French tax consolidated group following the acquisition of the Target group is intended to qualify for the retrocession exception to the French “Charasse amendment” regime, as described in the French tax authorities guidelines under reference BOFIP BOI-IS-GPE-20-20-80-10, paragraph 250.

Section 3.9 No Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE III, neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes or has made any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Transactions with respect to Parent or Merger Sub.

ARTICLE IV
Additional Covenants and Agreements

Section 4.1 Conduct of Business.

(a) Except (i) as expressly required by this Agreement, (ii) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) or (iii) as required by Applicable Law, during the period from the Agreement Date until the earlier of the Effective Time or the termination of this Agreement pursuant to ARTICLE VI (the “Pre-Closing Period”), each Acquired Company shall (A) conduct its business in the Ordinary Course of Business and (B) use all commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it (including by using all commercially reasonable efforts to preserve its assets and technology and relationships with its Key Relationships) and retain the services of its present executive officers and key Employees.

(b) Without limiting the generality of the foregoing, except (i) as permitted or required by this Agreement, (ii) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as required by Applicable Law, during the Pre-Closing Period, no Acquired Company will, directly or indirectly:

(i) issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests (except as otherwise disclosed in the Disclosure Schedule);

(ii) (A) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, (B) amend (including by extending a term or vesting schedule) or waive any of its rights under, or accelerate the vesting of Class B Units under, any provision of the Company’s Organizational Documents or the Company Executive Unit Plan or (C) form any new subsidiary of any Acquired Company;

(iii) subject to Section 4.13(b), declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Company Units or otherwise make any payments to the Equityholders in their capacity as such;

(iv) split, combine, subdivide or reclassify any Company Units;

(v) acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest in any Person or, (B) except in the Ordinary Course of Business, any tangible assets that have a purchase price in excess of $100,000 individually, or $250,000 in the aggregate;

(vi) other than trade credit in the Ordinary Course of Business, make any loan or advance to or investment in any Person, or forgive, cancel or modify any loans made by the Acquired Companies to any Person;

(vii) other than in the Ordinary Course of Business, enter into, terminate (other than automatic termination in accordance with the terms thereof) or amend in any material respect any Contract that constitutes or would, upon entry by the Company thereto, constitute a Material Contract;

(viii) (A) hire or terminate (other than for Cause or in the Ordinary Course of Business) any employees, (B) increase the compensation payable or to become payable by the Acquired Companies to any of their employees in any material respect other than in the Ordinary Course of Business, (C) grant any material bonus, benefit or other direct or indirect compensation to any of their employees other than in the Ordinary Course of Business, (D) adopt any new Company Plan or materially increase the coverage or benefits available under any existing Company Plan, other than in the Ordinary Course of Business, or (E) implement any layoff that could implicate the WARN Act;

(ix) change or revoke any material election concerning Taxes, file any amended Tax Return, enter into any closing agreement or waiver or extension of the statute of limitations with respect to Taxes, settle any material Tax claim or assessment or obtain any Tax ruling;

(x) amend the Organizational Documents (other than to reflect ownership changes);

(xi) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization other than the Transaction Agreements;

(xii) incur, assume, endorse or otherwise become liable for any Indebtedness (other than pursuant to existing Contracts for Indebtedness or in the Ordinary Course of Business), modify the terms of any Indebtedness (other than modifications in the Ordinary Course of Business consistent with past practice), or assume or guarantee the obligations of any other Person (other than another Acquired Company);

(xiii) create any new Lien (other than a Permitted Lien) on any of its assets, other than in the Ordinary Course of Business;

(xiv) voluntarily permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated, except policies that are replaced without diminution of or gaps in coverage;

(xv) make any capital expenditures or commitments therefor in excess of $250,000 in the aggregate (excluding the build-out and development of rental equipment);

(xvi) enter into any material transactions with a Related Party, other than with respect to compensation for services rendered by a Related Party, or benefits provided to a Related Party pursuant to a Company Plan, in the ordinary course of employment;

(xvii) settle, release, waive or compromise any pending or threatened Legal Proceeding (A) requiring the payment of any aggregate amount in excess of $100,000, or (B) that involves any non-monetary remedy or injunctive relief;

(xviii) make any change in its accounting methods, principles, estimation techniques, classifications, judgments, assumptions or practices except as required by concurrent changes in GAAP (other than any changes in accounting policies to meet public company accounting standards in anticipation of the Company’s acquisition by Parent);

(xix) sell, transfer, lease, license, encumber or otherwise dispose of any material property or asset of the Acquired Companies, other than in the Ordinary Course of Business;

(xx) revalue any of the assets or properties of the Acquired Companies, including by writing down the value of inventory or writing off notes or accounts receivable, other than in the Ordinary Course of Business;

(xxi) license, dispose of, abandon or permit to lapse any Company-Owned IP Rights, other than non-exclusive licenses granted in the Ordinary Course of Business;

(xxii) take any action outside the Ordinary Course of Business that is designed or intended to, and would reasonably be expected to, materially impair the business relationships of the Acquired Companies with the Key Relationships or any director, officer or key Employee of the Acquired Companies or

(xxiii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 4.2 [Reserved].

Section 4.3 Pre-Closing Dissolutions and Divestitures. During the Pre-Closing Period, the Company shall use commercially reasonable efforts to (i) complete the dissolution, strike-off, members’ voluntary liquidation or merger, as applicable, of Climax PMWS LLC, an Oregon limited liability company, CPMT Intermediate Holdings Corp., a Delaware corporation, and CPMT Mezzanine Holdings, LLC, a Delaware limited liability company, in accordance with the organizational chart previously provided to Parent, and (ii) (A) complete the sale and divestiture of its equity interests in SFE Group Asia Co., Ltd., a South Korean private limited company (“SFE South Korea”) and (B) enter into a distribution agreement with the Person listed on Section 4.3 of the Disclosure Schedule or an Affiliate entity in substantially the form previously provided by Parent to the Company and including any necessary trademark assignments from SFE South Korea or Axxair (SHANGHAI) Co., Ltd., a Chinese company to the Company ((i) and ((ii) collectively, the “Pre-Closing Dissolutions and Divestitures”). In the event that any Pre-Closing Dissolutions and Divestitures cannot reasonably be completed prior to the Closing, the Company shall promptly notify Parent in writing; provided, however, that (i) the condition to Closing set forth in Section 5.2(v) with respect to the Pre-Closing Dissolutions and Divestitures may be waived by Parent in its sole discretion, and (ii) the Parties acknowledge and agree that the covenants set forth in this Section 4.3 are subject to the limited remedies set forth in Section 6.3(b).

Section 4.4 No Solicitation by the Company.

(a) During the Pre-Closing Period, no Acquired Company shall, and nor shall it permit any of its managers, directors, officers, employees, consultants, investment bankers, financial advisors, attorneys, accountants, agents or other representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit or encourage (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any Acquisition Proposal, (ii) enter into discussions or negotiate with any Person in furtherance of such inquiries or with respect to an Acquisition Proposal or (iii) enter into any Contract or any agreement in principle or arrangement relating to an Acquisition Proposal. “Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent or Merger Sub, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of a material portion of the assets of any Acquired Company (excluding sales of assets entered into in the Ordinary Course of Business), (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of any equity securities of any Acquired Company or (C) merger, consolidation, unit exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any Acquired Company, in each case, other than the Transactions.

(b) The Acquired Companies shall (i) promptly advise Parent, in writing, and in no event later than 48 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Acquired Companies in respect of any Acquisition Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or contact and the material terms and conditions thereof, and (ii) suspend any discussions relating to any such proposals, offers, inquiries or requests.

Section 4.5 Regulatory Approvals.

(a) Subject to the terms and conditions of this Section 4.5(d), each of the Parties shall cooperate with the other parties and use their respective reasonable best efforts to promptly obtain all approvals, consents, registrations, permits, authorizations and other confirmations required to be made or maintained by such Party from any Governmental Authority necessary, proper or advisable to consummate the Transactions.

(b) Subject to confidentiality protections and restrictions required by Applicable Law, each of the Parties shall promptly supply, and shall use reasonable best efforts to cause their Affiliates to promptly supply, the other parties with any information and reasonable assistance that may be reasonably required to make any filings or applications pursuant to Section 4.5(a).

(c) In furtherance and not in limitation of the foregoing, (i) each Party shall cause to be filed with the appropriate Governmental Authority within ten (10) Business Days following the Agreement Date an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions, and to supply as promptly as practicable (and in any event within ten (10) Business Days of a request therefor) any additional information and documentary material that may be requested pursuant to the HSR Act by the Federal Trade Commission or the Antitrust Division of the Department of Justice and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 4.5 necessary to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable, (ii) neither the Company nor Parent shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other Party, unless, with regard to a “pull-and-refile,” Parent reasonably believes doing so is necessary and reasonably likely to avoid receiving a request for additional information or documentary material, and (iii) the Company shall use its reasonable best efforts to (A) take all action reasonably necessary to provide that no state anti-takeover statute or similar Applicable Law is or becomes applicable to any of the Transactions and (B) if any state anti-takeover statute or similar Applicable Law becomes applicable to any of the Transactions, subject to Applicable Law, take all action reasonably necessary to provide that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Applicable Law on the Transactions. All filing fees required in connection with filings under the HSR Act shall be paid 50% by Parent and 50% by the Equityholders’ Representative as a Transaction Expense.

(d) Each of the Parties shall (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, (ii) use its reasonable best efforts to keep the other parties informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, and (iii) permit the other Party to review in advance and consider in good faith the views of the other Party in connection with any proposed material written communication to any Governmental Authority. Without limiting the generality of the foregoing, and subject to confidentiality restrictions required by Applicable Law, each of the Parties will notify the others promptly upon the receipt of (A) any comments or questions from any officials of any Governmental Authority in connection with any filings made pursuant hereto or the Merger itself and (B) any request by any officials of any Governmental Authority for answers to any questions or the production of any documents relating to an investigation of the Merger by any Governmental Authority. Subject to appropriate confidentiality protections, each Party shall provide to the other Parties (or their respective Representatives) upon request copies of all material correspondence between such party and any Governmental Authorities relating to the Merger. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 4.5(d) as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or managers, or directors of the recipient without the advance written consent of the party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls and meetings with a Governmental Authority regarding the Merger shall include Representatives of Parent and the Company. Subject to Applicable Law, the Parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and proposals made or submitted to any Governmental Authority regarding the Merger by or on behalf of any party. Neither Parent nor the Company shall, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), enter into any agreement, settlement, consent decree, or voluntary commitment with any Governmental Authority in connection with the Transactions, or withdraw or refile any filing made pursuant to the HSR Act. Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary approval, consent or clearance from any Governmental Authority; provided that Parent shall consult in good faith with the Company with respect to such strategy and consider in good faith the views of the Company with respect thereto. If any objections are asserted with respect to the Transactions under any Applicable Law or if any Legal Proceeding is instituted by any Governmental Authority or any private party challenging any of the Transactions, Parent shall use its reasonable best efforts to resolve such objections, and to: (x) oppose fully and vigorously, or defend against, any action to prevent or enjoin consummation of this Agreement and the Transactions, (y) take such action as reasonably necessary to overturn any regulatory action by any such Governmental Authority to prevent or enjoin consummation of this Agreement or the Transactions, including by defending any Legal Proceeding brought by any such Governmental Authority and exhausting all avenues of appeal to avoid entry of, or to have vacated or terminated, any Order that would prevent the consummation of the Transactions, and (z) resolve any such objections or challenges as such Governmental Authority or private party may have under Applicable Law so as to permit consummation of the Transactions, it being understood that the costs and expenses of all such actions shall be borne by Parent. The Company shall reasonably cooperate with Parent in connection with any such Legal Proceeding.

(e) Parent shall use best efforts, at Parent’s sole cost, to comply with any and all restrictions and conditions imposed or requested by the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority in connection with granting any necessary clearance or terminating any applicable waiting period, subject to this Section 4.5(e). Notwithstanding anything to the contrary contained in this Section 4.5, in no event shall Parent or any of its Affiliates be required to (i) propose, negotiate, commit to, or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or other disposition of any businesses, assets, product lines, properties, or equity interests of Parent, Merger Sub, or any of their respective Affiliates (other than the Acquired Companies), (ii) agree to any restriction, limitation, or condition on the operation, conduct, or ownership of any businesses, assets, product lines, properties, or equity interests of Parent, Merger Sub, or any of their respective Affiliates (other than the Acquired Companies), (iii) commence, defend, or participate in any litigation or administrative proceeding to challenge any action or threatened action by any Governmental Authority seeking to prevent, delay, or condition the consummation of the Transactions, or (iv) take or commit to take any other action that, individually or in the aggregate, would or would reasonably be expected to have a material adverse effect on the value of the Transactions to Parent; provided, however, that Parent shall accept any divestitures, dispositions, licenses, restrictions, conditions, or other remedies required by any Governmental Authority to the extent that such divestitures, dispositions, licenses, restrictions, conditions, or remedies (A) relate solely to the businesses, assets, product lines, or properties of the Acquired Companies (a “Divestiture”), and (B) do not, individually or in the aggregate, exceed $3,000,000 in annual revenue. A judgment by a Governmental Authority permitting the Transactions but requiring a Divestiture or that would otherwise limit Parent’s freedom with respect to the Acquired Companies shall not be deemed a failure to satisfy the condition set forth in Section 5.1(b).

(f) Prior to the Closing, Parent shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Authority necessary to consummate the Transactions, (ii) increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Transactions, (iii) increase the risk of not being able to remove any such Order on appeal or otherwise, or (iv) delay or prevent the consummation of the Transactions.

(g) The Company undertakes to cooperate in good faith with Parent and use its reasonable endeavors with a view to obtaining the French FDI Approval, including without limitation by: (i) promptly providing all information concerning the Equityholders, the Company and its Subsidiaries as may be reasonably required by Parent to make the relevant filings and/or to respond to questions raised by the French FDI Authority; (ii) if required by the French FDI Authority or by Parent, participating in any meetings with the French FDI Authority; and (iii) to the extent permitted by applicable Law, disclosing in writing to Parent, promptly after it comes to its notice, any fact or circumstance which will or is likely to prevent or negatively affect the granting of the French FDI Approval.

(h) The Company undertakes to cooperate in good faith with Parent and use its reasonable endeavors with a view to obtaining the German FDI Approval, including without limitation by: (i) promptly providing all information concerning the Equityholders, the Company and its Subsidiaries as may be reasonably required by Parent to make the relevant filings and/or to respond to questions raised by BMWE; (ii) if required by BMWE or by Parent, participating in any meetings with BMWE; and (iii) to the extent permitted by applicable Law, disclosing in writing to Parent, promptly after it comes to its notice, any fact or circumstance which will or is likely to prevent or negatively affect the granting of the German FDI Approval.

Section 4.6 Public Announcements. The initial press releases with respect to the execution of this Agreement made by each of Parent and the Company shall be reasonably agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Transactions without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as may be required by Applicable Law or the rules or regulations of any securities exchange on which Parent’s or Gladstone Investment Corporation’s securities are listed (including the New York Stock Exchange), or by the Securities and Exchange Commission, in each case, as determined by the legal counsel of the party proposing to make such release, or (ii) for announcements or disclosures made by a Party or its Affiliate that (A) are consistent with the initial joint press release or other prior public disclosures made in accordance with this Section 4.6, (B) do not contain any information regarding Parent, the Company or the Acquired Companies not previously publicly disclosed, and (C) do not expand upon or characterize such prior disclosures. With respect to any announcement, disclosure, or filing made pursuant to clause (i) above containing information regarding the Acquired Companies not previously publicly disclosed, the disclosing Party shall (x) provide the other Party with a copy of such proposed announcement, disclosure, or filing at least two (2) Business Days in advance (or, if two (2) Business Days’ advance notice is not practicable, as soon as practicable), (y) consider in good faith any comments received from the other Party, and (z) not include any information regarding the Acquired Companies that is not required to be disclosed by Applicable Law without the other Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Subject to the terms of this Section 4.6, the Acquired Companies hereby grant Parent and its Affiliates the right to use the Acquired Companies’ trademarks, tradenames and logos (including “AXXAIR” and “CLIMAX”) in connection with Parent’s earnings calls, investor presentations and related SEC filings and other public disclosures regarding the Transactions.

Section 4.7 Access to Information; Confidentiality.

(a) Subject to Applicable Law relating to the exchange of information, the Company shall afford to Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the Acquired Companies’ properties, books, Contracts, records (in each case, whether in physical or electronic form) and the Company shall furnish promptly to Parent information in the Company’s possession concerning their businesses, properties and personnel as Parent may reasonably request; provided that (i) such access shall be conducted under the supervision of personnel of the Company and in such a manner as not to interfere with the normal operations of the Acquired Companies’ business, (ii) neither the Acquired Companies nor any of their Representatives shall be required to provide access to or to disclose information where such access or disclosure would contravene any Applicable Law, Material Contract or Order or would reasonably be expected to violate or result in a loss or impairment of any attorney-client, work product, or other legal privilege (provided that the Acquired Companies and their Representatives shall notify Parent if information is being withheld on such grounds and shall cooperate in seeking to find a way to provide such information to Parent without such contravention, violation, loss or impairment), (iii) in no event shall Parent be permitted to conduct any environmental inspections or reviews that involve sampling or other invasive testing at any of the properties without first obtaining the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), and (iv) the Company shall not be required to disclose information that would, in the reasonable judgment of the Company, cause significant competitive harm to the Acquired Companies and their businesses if the Transactions are not consummated.

(b) Without limiting the generality of the foregoing, during the period between the signing of this Agreement and the Closing (or the earlier termination of this Agreement), the Company shall provide as soon as practical, but within thirty (30) days after the conclusion of each month, the unaudited consolidated balance sheet and the related consolidated statements of income and cash flows for the Acquired Companies as of the last day of the immediately preceding month.

(c) During the Pre-Closing Period, each Party shall promptly notify the other parties in writing of (i) any Legal Proceeding instituted against such party to restrain, prohibit or otherwise challenge the legality or validity of any of the Transactions, (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, or (iii) any written notice from any Governmental Authority in connection with any of the Transactions. Following notification of any of the events referred to above, Parent or the Company, as the case may be, will provide the other Party with copies of any information or documents related thereto (subject to the limitations set forth in Section 4.7(a)).

(d) Parent shall (and shall cause its Representatives and Affiliates to) (i) hold information received from the Company pursuant to this Section 4.7 in accordance with the confidentiality terms of the Confidentiality and Non-Disclosure Agreement, dated January 5, 2026, by and between Parent and the Company (the “Confidentiality Agreement”), (ii) use such information solely for purposes of consummating the Transactions and planning for integration of the Acquired Companies following the Closing, and (iii) if this Agreement is terminated prior to the Closing, comply with the return and destruction provisions of the Confidentiality Agreement with respect to all information received pursuant to this Section 4.7. The Confidentiality Agreement shall terminate automatically upon the consummation of the Closing.

Section 4.8 Tax Matters.

(a) In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), (i) any real and personal property Taxes and any other similar Taxes which are imposed on a periodic basis, the amount of any Taxes for the portion of such Straddle Period through the end of the Closing Date will be determined by multiplying the amount of such Taxes for that entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the Straddle Period prior to the Closing and the denominator of which is the number of calendar days in that Straddle Period, and (ii) in the case of income or other Taxes (including any items of income, gain, loss, deduction or credit of the Company or any Acquired Company that is treated as a partnership or disregarded entity for U.S. federal income tax purposes that are allocable to the Equityholders for any Straddle Period, and including any item of income or inclusion required to be taken into account under Section 951 (Subpart F income), Section 951A (global intangible low taxed income) or Section 965 of the Code (each, a “CFC Inclusion”) with respect to any Acquired Company that is, or that directly or indirectly owns an interest in, a “controlled foreign corporation” within the meaning of Section 957 of the Code (a “CFC”)), the amount of any such Taxes for the portion of such Straddle Period through the end of the Closing Date will be determined based on an interim closing of the books as of the close of business on the Closing Date (as permitted under Section 706(d) of the Code in the case of the Company or any Acquired Company treated as a partnership for U.S. federal income tax purposes). Parent shall be a “C corporation” for purposes of the Code, and shall (x) cause CPMT Holdings Corp. and each other Acquired Company eligible to do so to join Parent’s “consolidated group” (within the meaning of Treasury Regulation Section 1.1502.1(h)) effective as of the beginning of the date following the Closing Date (except to the extent Parent elects to the Alternative Partnership Structure described in Section 4.8(g)) and (y) to the extent permitted by Applicable Law, treat the Closing Date as the last date of a Tax period of such Acquired Companies. For purposes of the foregoing clause (ii), and solely for purposes of allocating any CFC Inclusion between the portion of the Straddle Period ending on the Closing Date and the portion beginning after the Closing Date, the Parties shall, to the extent permitted by Applicable Law, treat the taxable year of each relevant CFC, and the taxable year of each United States shareholder (within the meaning of Section 951(b) of the Code) in respect of such CFC, as closing as of the end of the Closing Date, and shall apply the pro rata share principles of Section 951(a)(2) of the Code consistently with such treatment. Any CFC Inclusion that is economically attributable to the operations, income or earnings of the CFC for the portion of the Straddle Period ending on the end of the Closing Date shall be allocated to the portion of such Straddle Period ending on the Closing Date. For the avoidance of doubt, any Taxes imposed on any Acquired Company that is treated as a disregarded entity or a controlled foreign corporation for U.S. federal income tax purposes, and any Taxes imposed on any direct or indirect owner of such Acquired Company by reason of a CFC Inclusion, shall be allocated in the same manner as set forth in this Section 4.8(a).

(b) The Acquired Companies shall at the Acquired Companies’ sole cost and expense (i) prepare in the Ordinary Course of Business (except as otherwise required by Applicable Law) and timely file all Tax Returns that are required to be filed by them on or before the Closing (“Post-Signing Returns”) and (ii) permit Parent to review and comment on all material Post-Signing Returns and deliver drafts of such Post-Signing Returns to Parent no later than 10 Business Days prior to the date (including extensions) on which such Post-Signing Returns are required to be filed. The Acquired Companies shall not unreasonably refuse to reflect and shall incorporate in the Tax Returns as filed any reasonable comments made by Parent with respect to the Post-Signing Returns timely delivered to the Acquired Companies within five (5) Business Days prior to the date (including extensions) on which the applicable Post-Signing Return is required to be filed. Parent shall, on behalf of the Acquired Companies, at Parent’s sole cost and expense (A) prepare in the Ordinary Course of Business (except as otherwise required by Applicable Law) and timely file all Tax Returns that are required to be filed by any Acquired Company after the Closing that relate to any taxable period beginning before the Closing Date, including any Straddle Period (“Post-Closing Returns”), including any Tax Returns required to be filed by Parent or any of its Affiliates with respect to any Acquired Company that is treated as a disregarded entity or a controlled foreign corporation for U.S. federal income tax purposes, and (B) permit the Equityholders’ Representative to review and comment on all Post-Closing Returns and deliver drafts of any such Post-Closing Returns that are Income Tax Returns or that relate to Taxes for which the Equityholders could reasonably be expected to be liable (or could reasonably be expected to reduce an amount payable to an Equityholder) pursuant to this Agreement or under Applicable Law to the Equityholders’ Representative no later than ten (10) Business Days prior to the date (including extensions) on which such Post-Closing Returns are required to be filed. Parent shall not unreasonably refuse to reflect and shall incorporate in the Tax Returns as filed any reasonable comments made by the Equityholders’ Representative with respect to such Post-Closing Returns timely delivered to Parent within five (5) Business Days prior to the date (including extensions) on which the applicable Post-Closing Return is required to be filed. Notwithstanding anything to the contrary contained in this Agreement, Transaction Deductions shall be allocated to, and taken into account and deducted in, the taxable period of the Acquired Companies ending on the Closing Date for the benefit of the Equityholders, and Transaction Deductions for a Straddle Period shall be attributed to the portion of such Straddle Period ending on the Closing Date for the benefit of the Equityholders, in each case, to the extent permitted under Applicable Law. Parent shall not re-file, supplement, or amend any Tax Returns of the Acquired Companies for a taxable period ending on or before the Closing Date, file a Tax Return for a taxable period ending on or before the Closing Date in a jurisdiction in which the applicable Acquired Company has not historically filed Tax Returns with respect to the type of Tax subject thereof, take any action relating to Taxes or that could create a Tax liability on the Closing Date that is outside the Ordinary Course of Business other than the transactions contemplated by this Agreement, make, change, or rescind any Tax election for any Acquired Company effective on or before the Closing Date, carryback any net operating losses of any Acquired Company to a Tax period (or portion thereof) ending on or before the Closing Date, or initiate any discussions or enter into a voluntary disclosure agreement with any Taxing Authority concerning any such Tax Returns without the prior written consent of the Equityholders’ Representative (not to be unreasonably withheld, conditioned, or delayed).

(c) Tax refunds or credits received in lieu thereof (including, for the avoidance of doubt, any such refunds that are available to be claimed and for which an election is made to apply such refunds to estimated or other Taxes) that are received by any Acquired Company, or by Parent or any of its Affiliates with respect to any Acquired Company that is treated as a disregarded entity or a controlled foreign corporation for U.S. federal income tax purposes or any of their respective Affiliates, that relate to Tax periods or portions thereof ending on or before the Closing Date shall be for the account of the Equityholders, and the Surviving Company shall pay such refund, less any reasonable costs incurred in connection with obtaining such refund, to the Equityholders’ Representative for further distribution to the Equityholders in accordance with the Distribution Waterfall, as soon as reasonably practicable after receipt thereof; provided, however, Parent will not be required to pay over to the Equityholders any such refund to the extent such refund is reflected as a Current Asset in the final determination of the Net Working Capital Amount; provided, further, that Parent shall have no obligation to pay over to the Equityholders any refund (or portion thereof) attributable to losses, credits or deductions arising in any taxable period (or portion thereof) beginning after the Closing Date that are carried back to a Pre-Closing Tax Period.

(d) Prior to the Closing, the Company shall promptly notify Parent of any Legal Proceeding pending against or with respect to any Acquired Company in respect of any Tax matter, including Liabilities for Taxes and refund claims and not settle or compromise any material Tax matter or action without Parent’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Following the Closing, the Surviving Company shall promptly notify the Equityholders’ Representative of any Legal Proceeding pending against or with respect to any Acquired Company in respect of any Tax matter, including Liabilities for Taxes and refund claims, that pertains to a taxable period (or portion thereof) ending on or prior to the Closing Date, including any such Legal Proceeding with respect to any Acquired Company that is treated as a disregarded entity or a controlled foreign corporation for U.S. federal income tax purposes. Parent shall have the right to control, at its sole expense, the conduct of such Legal Proceeding; provided that Parent shall (i) keep the Equityholders’ Representative timely informed about the status of such Legal Proceeding, (ii) permit the Equityholders’ Representative the opportunity to review and comment, at the expense of the Equityholders, on any proposed submissions to a Taxing Authority in connection with such Legal Proceeding and (iii) not settle or compromise any such Legal Proceeding without the prior written consent of the Equityholders’ Representative (which shall not be unreasonably withheld, conditioned, or delayed) and shall consult with the Equityholders’ Representative in good faith regarding such proposed settlement or compromise prior to entering into such settlement or compromise, in each case, to the extent such Legal Proceeding or the settlement or compromise thereof could reasonably be expected to result in Taxes for which the Equityholders (or any of their direct or indirect equityholders) are liable pursuant to this Agreement or under Applicable Law.

(e) Following the Closing, the Parties shall, as reasonably requested by any Party and at the requesting party’s expense: (i) assist any other Party in preparing any Tax Returns relating to the Acquired Companies that such other Party is responsible for preparing and filing, including any Tax Returns required to be filed by Parent or any of its Affiliates with respect to any Acquired Company that is treated as a disregarded entity or a controlled foreign corporation for U.S. federal income tax purposes, (ii) cooperate in preparing for any Tax audit of, or dispute with Taxing Authorities regarding, and any judicial or administrative proceeding relating to, Liability for Taxes, in the preparation or conduct of litigation or investigation of claims, and in connection with the preparation of financial statements or other documents to be filed with any Taxing Authority, in each case with respect to any Acquired Company and (iii) make available to the other Parties and to any Taxing Authority as reasonably requested all information, records and documents relating to Taxes relating to any Acquired Company pertaining to a taxable period (or portion thereof) ending on or prior to the Closing Date.

(f) Parent shall not (and shall not permit any Person, including the Acquired Companies to) make (or cause to be made) any election under Sections 336 or 338 (other than Section 338(g)) of the Code with respect to any Acquired Company. However, subject to this Section 4.8(f), Parent shall have the right, in its sole discretion to make (or cause to be made) any election under Sections 338(g) of the Code with respect to any Acquired Company that is a CFC (a “Section 338(g) Election”). If Parent intends to make a Section 338(g) Election, (i) Parent shall provide written notice to the Equityholders’ Representative, and (ii) the Equityholders’ Representative shall present to Parent the net tax impact to the Equityholders resulting from such election. Parent shall, in its sole discretion, either (x) make such 338(g) Election and pay to the Equityholders’ Representative (for the benefit of the Equityholders) an amount equal to such net tax impact as a gross-up payment, or (y) elect not to proceed with the Section 338(g) Election. The Company, the Equityholders’ Representative and the Equityholders shall provide, and shall cause their respective Representatives to provide, reasonable cooperation in connection with any such election, including executing any forms or documents reasonably requested by Parent. The costs associated with any such election, and any commercially reasonable costs incurred by the Company and/or the Equityholders’ Representative incurred in determining the net tax impact to the Equityholders resulting from such election, shall be borne by Parent. To the extent that a Section 338(g) Election is not made, Parent and the Equityholders’ Representative may agree that the Equityholders’ Representative shall be permitted to make any election under Section 245A of the Code (including an election under Treasury Regulations Section 1.245A-5(e)(3)) with respect to any Acquired Company that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code (and any corresponding or similar provisions of Applicable Law) to the extent such election relates to a Pre-Closing Tax Period for any Acquired Company, and, in each case, Parent shall, and shall cause its Affiliates to, cooperate in making each such election, including entering into a written binding agreement with the Equityholders’ Representative, as described in Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2), to close a CFC’s tax year for all purposes of the Code.

(g) The Parties intend that, for United States federal (and applicable state and local) income tax purposes, the Merger is, in accordance with Rev. Rul. 99-6, Situation 2, intended to result in (i) the termination of the Company as a partnership for federal income tax purposes under Section 708(b)(1)(A) of the Code as of the Effective Time, (ii) the Equityholders treating the sale of the Company Units pursuant to the Merger as the sale of partnership interests under Section 741 of the Code and Treas. Reg. §1.741-1(b), and (iii) for purposes of determining the tax treatment of Parent, the Company as a partnership being deemed to make a liquidating distribution of all assets to the Equityholders, and following this distribution, Parent being treated as acquiring the assets deemed to have been distributed to Equityholders in liquidation of the Company Units (the “Intended Tax Treatment”); provided, however, that, prior to the Closing, Parent may, in its sole discretion and upon written notice to the Company and the Equityholders’ Representative, elect to structure the acquisition such that two (2) or more acquiring entities (each an Affiliate of Parent) acquire the outstanding Company Units, in which case the Parties intend that the Company shall continue as a partnership under Section 708 of the Code for United States federal income tax purposes following the Closing (the “Alternative Partnership Structure”). If Parent elects the Alternative Partnership Structure, the Parties shall cooperate in good faith to implement such structure, including making any amendments to this Agreement, the Certificate of Merger and any other Transaction Agreements as may be reasonably necessary or appropriate to effectuate such alternative structure while preserving, to the extent reasonably practicable, the economic terms set forth herein and in form and substance reasonably satisfactory to Equityholders’ Representative. If Parent elects the Alternative Partnership Structure, the “interim closing method” and the “calendar day convention” as each is described in Treasury Regulations Section 1.706-4 (and any similar provision of state, local or non-U.S. Law) shall be used to account for any varying interests in the Company as a continuing partnership for the taxable year that includes the Closing Date, such that any income, gain, loss and deduction (and any other items, including, for the avoidance of doubt, any income inclusions under Sections 951(a) (including Subpart F income) or 951A of the Code with respect to any Acquired Company that is a CFC, and each Equityholder’s proportionate share of such inclusions) for the portion of such Straddle Period ending on and including the Closing Date (which, pursuant to Section 4.8(a), will be determined as of the close of business on the Closing Date as permitted under Section 706(d) of the Code) shall be allocated solely to the Equityholders; provided, however, such includes, income or gain of the Acquired Companies realized on the Closing Date after the Closing or that is attributable to actions taken or transactions entered into by Parent (or at the direction of Parent) shall be allocated to the Affiliates of Parent that acquired the outstanding Company Units and not to the Equityholders. Each Party shall, and shall cause its Affiliates to, file all Tax Returns and report the Transactions consistently with the Intended Tax Treatment (or, if Parent elects the Alternative Partnership Structure in accordance with this Section 4.8(g), consistently with such alternative treatment) unless otherwise required by a final determination (within the meaning of Section 1313 of the Code) of a Governmental Authority.

(h) The Company shall make (or cause to be made) a valid and timely election under Section 6221(b) of the Code to elect out of the centralized partnership audit regime under Sections 6221 through 6241 of the Code (and any analogous provisions of state or local Tax law) for the taxable year of the Company ending on the Closing Date and, to the extent not already filed, for the 2025 taxable year.

(i) Parent, on the one hand, and the Equityholders’ Representative (on behalf of the Equityholders), on the other hand, shall each pay fifty percent (50%) of all transfer, documentary, registration, sales, use and similar Taxes incurred in connection with and as a result of the Transactions; provided, however, Parent shall bear one hundred percent (100%) of the increase in any such Taxes incurred as a result of structuring the Transactions in accordance with the Alternative Partnership Structure that would have not been incurred had the Transactions been structured in accordance with the Intended Tax Treatment (“Transfer Taxes”). Parent shall timely prepare and file, at its sole expense, all Tax Returns as may be required to comply with the provisions of Applicable Laws with respect to Transfer Taxes, and the Equityholders’ Representative shall reasonably cooperate with respect thereto. Each Party shall use its commercially reasonable efforts to avail itself of any available exemptions from any Transfer Taxes and shall cooperate with the other Parties in timely providing any information and documentation, including resale certificates, that may be necessary to obtain such exemptions.

(j) Prior to the Closing, the Company shall complete and file the amended partnership Tax Returns for 2022, 2023, 2024 tax years of the Company in form and substance reasonably satisfactory to Parent, and shall provide Parent with copies thereof no later than five (5) Business Days prior to the Closing Date (provided, however, that the Parties acknowledge and agree that the foregoing covenant is subject to the limited remedies set forth in Section 6.3(b)).

(k) If Parent elects the Alternative Partnership Structure in accordance with Section 4.8(g), Parent shall pay to the Equityholders’ Representative for further distribution to the Equityholders in accordance with the Distribution Waterfall, an amount of additional cash consideration equal to the increase in Taxes owed from the Transactions relative to the Taxes that would have been owed had the Transactions not been structured in accordance with the Alternative Partnership Structure and the Transactions had instead been structured in accordance with the Intended Tax Treatment (“Base Transaction Structure”), with such amount of additional cash consideration to be further increased to include the Taxes arising from and attributable to the receipt of additional consideration from Parent under this Section 4.8(k) and any other adjustments to the Purchase Price hereunder (the total additional consideration payable to Equityholders’ Representative under this Section 4.8(k) is referred to as the “Alternative Partnership Structure Make Whole Payment”). Within sixty (60) days following the final determination of the Final Merger Consideration (as finally determined pursuant to Section 1.5), the Equityholders’ Representative will provide to Parent a calculation of the Alternative Partnership Structure Make Whole Payment. Parent shall notify the Equityholders’ Representative of any objections to the Alternative Partnership Structure Make Whole Payment within fifteen (15) days after Parent receives the Equityholders’ Representative’s calculation of the Alternative Partnership Structure Make Whole Payment. If Parent does not notify the Equityholders’ Representative of any objections to the Equityholders’ Representative’s calculation of the Alternative Partnership Structure Make Whole Payment within that fifteen (15) day period, the Alternative Partnership Structure Make Whole Payment as calculated by the Equityholders’ Representative shall be construed as final. If Parent notifies the Equityholders’ Representative of an objection to the Equityholders’ Representative’s calculation of the Alternative Partnership Structure Make Whole Payment by the end of that fifteen (15) day period, the Equityholders’ Representative shall consider in good faith any reasonable comments of Parent to the Equityholders’ Representative’s calculation of the Alternative Partnership Structure Make Whole Payment. If Parent and the Equityholders’ Representative are unable to agree to a calculation of the Alternative Partnership Structure Make Whole Payment within thirty (30) days from the time Parent provides notice of its objection, the Parties shall submit the dispute to the Reviewing Accountant who shall resolve the disagreement in a final binding manner in accordance with the dispute resolution procedures set forth in Section 1.5(e), mutatis mutandis, and any costs or expenses of the Reviewing Accountant’s review (including reasonable attorneys’ and accountants’ fees, if any) shall be paid in accordance with Section 1.5(e). mutatis mutandis. The Alternative Partnership Structure Make Whole Payment shall be paid by Parent no later than ten (10) Business Days after Parent and the Equityholders’ Representative mutually agree to the amount of the Alternative Partnership Structure Make Whole Payment or the Reviewing Accountants issue their determination of the Alternative Partnership Structure Make Whole Payment.

(l) In the event that a dispute arises between Parent and the Equityholders’ Representative as to any matter relating to Taxes arising under this Agreement, Parent and the Equityholders’ Representative shall attempt in good faith to resolve such dispute, and any agreed upon amount shall be paid to the appropriate Party. If such dispute is not resolved thirty (30) calendar days thereafter, the Parties shall submit the dispute to the Reviewing Accountant who shall resolve the disagreement in a final binding manner in accordance with the dispute resolution procedures set forth in Section 1.5(e), and any costs or expenses of the Reviewing Accountant’s review (including reasonable attorneys’ and accountants’ fees, if any) shall be paid in accordance with Section 1.5(e).

Section 4.9 Financial Statements Cooperation; SEC Reporting.

(a) Cooperation; Access; Books and Records. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives (including its independent accountants and auditors) to, provide Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the Acquired Companies’ properties, books, records and work papers (including trial balances, supporting schedules and analyses) to the extent reasonably requested by Parent for the purpose of (i) preparing, reviewing and auditing the financial statements of the Acquired Companies required by Regulation S-X, Rule 3-05 and related rules and guidance and (ii) preparing the pro forma financial information required by Article 11 of Regulation S-X and any related SEC filings (including any Form 8-K amendment contemplated by Item 9.01 thereof); provided that (x) such access shall be conducted under the supervision of the Company’s personnel and in such a manner as not to interfere with the normal operations of the Acquired Companies’ business, and (y) Parent shall provide reasonable advance notice of each access request, including a description of the specific information or access sought. For a period of twelve (12) months following the Closing (or such longer period as required by Applicable Law), the Equityholders’ Representative shall, and shall use commercially reasonable efforts to cause the former directors, officers, employees and Representatives of the Acquired Companies to, cooperate with Parent and its Representatives and provide such information and assistance as Parent may reasonably request for the purposes described in clauses (i) and (ii) above, to the extent such information is in the possession or control of the Equityholders’ Representative or such former personnel.

(b) Rule 3-05 Deliverables. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) deliver to Parent, seven (7) days prior to the anticipated Closing Date (or, if later, as promptly as reasonably practicable following the date of this Agreement), draft annual consolidated financial statements of the Acquired Companies for the required historical periods prepared in accordance with U.S. GAAP (applied on a basis consistent with past practice) and suitable for audit in accordance with PCAOB standards, together with draft interim financial statements for the required stub periods, and (ii) facilitate the performance of an audit by Grant Thornton LLP or another PCAOB-registered independent public accounting firm mutually agreed by Parent and the Company (or the Company’s existing PCAOB-registered firm, if acceptable to Parent), including by providing customary management representation letters reasonably requested by such firm at Closing and post-Closing. For the avoidance of doubt, the Parties acknowledge that Closing may occur promptly following delivery of such financial statements in the form needed for Parent’s SEC filings. The parties further acknowledge that the scope of historical periods required will be determined by the significance tests under Regulation S-X, Rule 1-02(w) and Rule 3-05.

(c) Auditors; Consents; Fees. Prior to the Closing, the Company shall, and shall cause its Subsidiaries and Representatives to, use commercially reasonable efforts to cause its independent auditors to (i) cooperate with Parent and its Representatives in connection with the preparation of the consolidated financial statements and pro forma information described in clause (a), (ii) provide audit opinions and consents to the use of their reports in Parent’s SEC filings to the extent reasonably requested and available under applicable professional standards, and (iii) make available their work papers for review by Parent and its Representatives, subject to customary firm policies and confidentiality obligations. All fees and expenses of the Company’s independent auditors incurred in connection with any audit, review, consent, or other service required pursuant to this Section 4.9, to the extent unpaid as of the Closing, constitute Transaction Expenses.

(d) Post-Closing Assistance. For a period of eighteen (18) months following the Closing (or such longer period as required by Applicable Law), the Equityholders’ Representative shall use reasonable efforts to cause the former independent accountants of the Acquired Companies, as well as Christopher Lee or other principals of Gladstone Investment Corporation with operational familiarity with the Acquired Companies (so long as they remained employed by Gladstone Investment Corporation or its Affiliates), to provide such further information, cooperation and assistance as may be reasonably requested by Parent in connection with the preparation and filing of the financial statements and pro forma information described in this Section, including timely responses to SEC staff comments relating thereto; provided that (i) such cooperation shall not unreasonably interfere with the then-current employment or other obligations of such individuals, (ii) Parent shall reimburse the Equityholders’ Representative and Gladstone Investment Corporation for its reasonable and documented out-of-pocket expenses incurred in providing such post-Closing cooperation, and (iii) the obligations under this Section 4.9(d) shall be limited to information that is reasonably available to such Persons.

(e) Carve-Outs; Limitations. Notwithstanding anything to the contrary in this Section, (i) neither the Company nor its Subsidiaries (prior to the Closing) nor the Equityholders’ Representative (following the Closing) shall be required to disclose any information (A) the disclosure of which would, in the reasonable judgment of the disclosing party (after consultation with counsel), violate Applicable Law or any bona fide confidentiality obligation to a third party (provided that the disclosing party shall use commercially reasonable efforts to obtain a waiver of, or implement alternative disclosure arrangements that would permit disclosure of, such information), or (B) that is subject to attorney-client privilege, work product doctrine or similar protections (provided that the disclosing party shall use commercially reasonable efforts to implement arrangements, including “clean team” access, to allow disclosure to the maximum extent permissible without jeopardizing such privilege or protection), and (ii) the obligations of the Equityholders’ Representative under this Section shall be limited to matters reasonably within its control or access following the Closing.

(f) Uplift Adjustments. For avoidance of doubt, any Uplift Adjustment resulting from the delivery of audited financial statements contemplated by this Section 4.9 and Section 5.1(t) shall not, in and of itself, constitute or be deemed evidence of any breach or inaccuracy of any representation or warranty of the Company set forth herein, including Section 2.5.

Section 4.10 Indemnification, Exculpation and Insurance.

(a) Indemnification Obligations. Parent shall cause the Surviving Company to, and the Surviving Company shall, assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former managers, directors, officers or employees of any Acquired Company (collectively, “Covered Persons”), as provided in the Company’s or in any Acquired Company’s Organizational Documents as in effect on the Agreement Date, without further action, as of the Effective Time, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Time.

(b) Successors and Assigns. In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Company shall expressly assume the obligations set forth in this Section 4.10 for a period of not less than six (6) years from the Effective Time. In the event (A) the Surviving Company transfers any material portion of its assets, in a single transaction or in a series of transactions, or (B) Parent takes any action to materially impair the financial ability of the Surviving Company to satisfy the obligations referred to in Section 4.10(a), Parent will either guarantee such obligations or take such other action to ensure that the ability of the Surviving Company, legal and financial, to satisfy such obligations will not be diminished in any material respect.

(c) D&O Insurance. At or prior to Closing, the Parent will purchase a runoff insurance coverage for the Covered Persons which shall be effective as of Closing and provide such Covered Persons with coverage for at least six (6) years following the Closing with respect to claims arising out of acts or omissions occurring at or prior to Closing (the “D&O Tail Policy”), which shall have a scope substantially similar to the existing coverage under, and have other terms not materially less favorable to the insured persons than the terms of, the directors’ and officers’ liability insurance coverage currently maintained by the Company.

(d) Third Party Beneficiaries. The provisions of this Section 4.10: (i) are intended to be for the benefit of, and will be enforceable by, each Covered Person, his or her heirs and his or her Representatives; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by any agreement or otherwise. It is expressly agreed that the Covered Persons shall be third party beneficiaries of this Section 4.10.

Section 4.11 Independent Investigation; Non-Reliance. Parent and Merger Sub acknowledge and agree that (a) they have conducted their own independent review and analysis of the business, operations, products, technologies, assets, liabilities, results of operations, financial condition, and prospects of the Acquired Companies; (b) they have been provided adequate access to the personnel, properties, premises, and records of the Acquired Companies for such purpose; (c) in entering into this Agreement, they have relied solely upon their own investigation and analysis and the representations and warranties of the Company expressly set forth in ARTICLE II (as modified by the Disclosure Schedule) or the Transaction Agreements and no other representations or warranties of any Person, whether express or implied; (d) neither the Company nor any other Person has made any representation or warranty, express or implied, as to the Acquired Companies or any of their respective businesses, operations, products, technologies, assets, liabilities, condition (financial or otherwise), or prospects, except as expressly set forth in ARTICLE II (as modified by the Disclosure Schedule) or the Transaction Agreements; (e) neither the Company nor any other Person has made, and Parent and Merger Sub have not relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Acquired Companies furnished or made available to Parent, Merger Sub, or their respective Representatives, except as expressly set forth in ARTICLE II (as modified by the Disclosure Schedule) or the Transaction Agreements, including with respect to (i) any financial projection, forecast, estimate, or budget relating to the Acquired Companies or any of their respective businesses, or (ii) any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Acquired Companies, the negotiation of this Agreement, or the course of the Transactions; and (f) no Person shall have or be subject to any Liability to Parent, Merger Sub, or any of their respective Affiliates or Representatives resulting from the distribution to Parent, Merger Sub, or any of their respective Affiliates or Representatives, or their use of, any information, documents, projections, forecasts, or other material made available to them in any data room, confidential information memorandum, management presentation, or in any other form in expectation of the Transactions, except as expressly set forth in ARTICLE II (as modified by the Disclosure Schedule) or the Transaction Agreements.

Section 4.12 Reserved.

Section 4.13 Post-Closing Tax Disclosure. Prior to Closing or within 60 days after Closing, the Equityholders’ Representative shall prepare draft corporation tax returns of TAG Pipe Equipment Specialist Limited, an English private company limited by shares with company number 08997811 (“TAG Pipe UK”), for all accounting periods ending prior to Closing that have not previously been submitted to HM Revenue & Customs (“HMRC”) and such returns (the “Relevant Returns”) will include a disclosure in respect of the transfer of certain assets of TAG Pipe UK to the French Subsidiary setting out in full the nature and value of the assets transferred and the basis on which they were valued and shall expressly address the existence and value (if any) of any goodwill or other intangibles (which for the avoidance of doubt may be that no such assets exist) and shall provide Parent with a copy of such drafts. The Parent shall review such draft Relevant Returns and may request the Equityholders’ Representative to include any additional information as the Parent reasonably requires but the Parent shall not have the right, in the absence of manifest error, to amend any values or any difference in treatment. Once agreed with the Equityholders’ Representative (such agreement not to be unreasonably refused), the Parent shall procure that such Relevant Returns are promptly filed by the Company with HMRC. The Company shall promptly notify the Equityholders’ Representative of any response or enquiry in respect of the Relevant Returns or any matter referred to in the Relevant Returns and shall comply with the reasonable requests of the Equityholders’ Representative as to any further action in respect of them and the Equityholders’ Representative shall have full conduct (to the extent allowable by law and HMRC) at the Equityholders’ Representative’s reasonable cost of any dispute, enquiry, assessment or investigation with HMRC in respect of the Relevant Returns or any matter referred to in them. The Equityholders’ Representative and its representatives shall be entitled to access the books and records of the Acquired Companies in accordance with Section 4.8 for purposes of this Section 4.13.

Section 4.14 French Transfer Pricing. Prior to Closing, the Acquired Companies shall prepare and maintain any French transfer pricing local file documentation required under applicable Law for all applicable taxable years, and complete and file any required French Form 2257-SD for each taxable year in which the applicable filing thresholds were met. The Acquired Companies shall promptly provide Parent with reasonable evidence of such preparation, maintenance, completion, and filing, including copies of any filed Forms 2257-SD and written confirmation that the applicable local file documentation has been prepared and is being maintained in accordance with applicable Law. The Acquired Companies shall not voluntarily pay, settle, compromise, or otherwise resolve any such fines, penalties, interest, assessments, or other costs, or make any related filing or disclosure to any Governmental Authority, without Parent’s prior written consent, not to be unreasonably withheld, conditioned, or delayed.

Section 4.15 Further Assurances.

(a) After the Closing, each Party shall cooperate with the others, and execute and deliver, or cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and use commercially reasonable efforts to take all such other actions as may be reasonably requested by the other Parties from time to time, consistent with the terms of this Agreement, to effectuate the purposes and provisions of this Agreement.

(b) During the Pre-Closing Period, the Company and the Equityholders shall use commercially reasonable efforts to reduce the Company Closing Cash (as estimated on the Company Estimated Financial Certificate) as much as commercially practicable or feasible, but in any event at or below the Maximum Cash Amount. Without limiting the foregoing, the Company shall be permitted (and, to the extent reasonably practicable, shall use commercially reasonable efforts) to distribute cash to the Equityholders prior to the Closing to the extent necessary to reduce Company Closing Cash below the Maximum Cash Amount; provided that any such distribution (i) shall be made in accordance with the Company’s Organizational Documents and Applicable Law, and (ii) shall be reflected in the Company Estimated Financial Certificate and the Capitalization Spreadsheet. For the avoidance of doubt, the failure of the Company to complete a cash distribution prior to the Closing shall not constitute a breach of this covenant, but in no event shall Company Closing Cash be counted as more than the Maximum Cash Amount for purposes of calculating and determining the Merger Consideration (including the Estimated Merger Consideration or the Final Merger Consideration).

ARTICLE V
Conditions Precedent

Section 5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following conditions:

(a) Equityholder Approval. The Equityholders constituting the Company Equityholder Approval shall have adopted this Agreement.

(b) HSR. Any waiting period (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired;

(c) Other Governmental Approvals. Any approval or other consent required to be obtained, or notice required to be provided, with respect to the Merger by any Governmental Authority under any Applicable Law and listed on Section 5.1(c) of the Disclosure Schedule shall have been obtained and shall remain in full force and effect or shall have been provided, as applicable;

(d) UK Merger Control and NSI Act. (i) The UK Competition and Markets Authority (“CMA”) shall have confirmed, in response to the briefing paper submitted by Parent, that it has no further questions at that stage in respect of the Merger; or (ii) the CMA shall have provided confirmation that it will not open an investigation for the purposes of deciding whether to make a reference under section 22 or 33 of the Enterprise Act 2002 (a “Phase 1 Investigation”) in respect of the Merger; and (iii) the Chancellor of the Duchy of Lancaster or another Secretary of State (as defined in the NSI Act) pursuant to the U.K. National Security and Investment Act 2021 (“NSI Act”) (A) shall have confirmed under section 14(8)(b)(ii) of the NSI Act that no further action will be taken in respect of any notification made by Parent in respect of the Merger, or (B) in the event that a call-in notice, described in section 14(8)(b)(i) of the NSI Act, is issued, the Chancellor of the Duchy of Lancaster or another Secretary of State (as defined in the NSI Act) shall have issued either: (i) a final notification under section 26(1)(b) of the NSI Act; or (ii) a final order under section 26(1)(a) (whether unconditionally, or on terms satisfactory to Parent) of the NSI Act in accordance with section 26 of the NSI Act;

(e) France FDI Approval. The French Ministre de l’Economie, through the Direction Générale du Trésor or any Authority with the powers referred to in Article L. 151-3 of the French Monetary and Financial Code (the “French FDI Authority”) shall have taken the decision in writing, pursuant to Articles L. 151-3 et seq. and R. 151-3 et seq. of the French Monetary and Financial Code, either that (a) the Merger does not fall within the scope of the prior approval procedure provided for in Article L. 151-3 of the French Monetary and Financial Code, or that (b) the Merger is authorized in accordance with Article L. 151-3 of the French Monetary and Financial Code, as applicable subject to conditions and/or commitments (the “French FDI Approval”);

(f) German FDI Approval. One of the following conditions shall have been fulfilled (the “German FDI Approval”):

(i) the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie – “BMWE”) has cleared (freigeben) the Merger pursuant to § 58a para. 1 or § 61 sentence 1 of the Foreign Trade and Payment Ordinance (Außenwirtschaftsverordnung – “AWV”) without any restrictions; or

(ii) the clearance is deemed to have been granted pursuant to § 58a para. 2 or § 61 sentence 2 AWV, or

(iii) the BMWE has not blocked (untersagen) the Merger or issued orders (Anordnungen erlassen) pursuant to § 59 para. 1 or § 62 para. 1 AWV within the relevant deadlines set out in § 14a of the German Foreign Trade Act (Außenwirtschaftsgesetz - “AWG”) or otherwise agreed between the BMWE and the Parties; or

(iv) the BMWE has cleared the Merger pursuant to § 58a para. 1 AWV subject to certain arrangements mutually agreed between the BMWE and the Parties or certain orders (Anordnungen) issued pursuant to § 59 para. 1 or § 62 para. 1 AWV, and Parent agrees to such orders; or

(v) the BMWE has issued a certificate of non-objection (Unbedenklichkeitsbescheinigung) pursuant to § 58 para. 1 sentence 1 AWV provided that such certificate of non-objection is either unconditional or any applicable conditions and requirements have been accepted by the Parent (at its sole and free discretion); or

(vi) a certificate of non-objection is deemed to have been issued pursuant to § 58 para. 2 AWV because the BMWE has not initiated foreign investment control proceedings (Prüfverfahren) within two (2) months after the Parent has applied for a certificate of non-objection or otherwise reported the Transaction to the BMWE.

(g) No Injunctions or Restraints. No final and non-appealable injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal and there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Authority seeking to enjoin, restrain, prevent or prohibit the consummation of the Merger.

Section 5.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained herein (except the Fundamental Representations) shall be true and correct in all respects as of the Agreement Date and as of the Closing Date as though made on and as of each of such dates (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct in all respects as of such specified date as though made on and as of such date, and provided that qualifications as to materiality and Material Adverse Effect contained in such representations and warranties shall not be given effect), except where the failure of such representations and warranties to be so true and correct, would not, individually or in the aggregate, constitute a Material Adverse Effect (provided, that no Uplift Adjustment shall be taken into account in determining whether any representation or warranty (including Section 2.5) is true and correct or whether the failure of any representation or warranty to be true and correct constitutes a Material Adverse Effect), (ii) the representations and warranties set forth in Section 2.3(b)(ii) (solely with respect to Material Contracts) (Authority; Noncontravention; Voting Requirements), Section 2.4 (Governmental Approvals) and Section 2.9 (Taxes) shall be true and correct in all material respects as of the Agreement Date and as of the Closing Date as though made on and as of each of such dates (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct in all respects as of such specified date as though made on and as of such date, and provided that qualifications as to materiality and Material Adverse Effect contained in such representations and warranties shall not be given effect) (provided, that no Uplift Adjustment shall be taken into account in determining whether any such representation or warranty is true and correct), and (iii) the Fundamental Representations (except for the representations and warranties in Section 2.4 (Governmental Approvals) and Section 2.9 (Taxes)) shall be true and correct in all respects (except for de minimis inaccuracies) on and as of the Agreement Date and on and as of the Closing Date as though made on and as of the Closing Date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects (except for de minimis inaccuracies) as of that specified date).

(b) Performance of Obligations of the Company. The Company shall have complied with and performed in all material respects the covenants, obligations and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Closing Certificate. Parent shall have received a certificate executed and delivered by an executive officer of the Company, in his or her capacity as such, dated as of the Closing Date, stating that the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied.

(d) Escrow Agreement. The Escrow Agreement shall have been executed and delivered to Parent by the Equityholders’ Representative.

(e) Award Agreements. Each RSU Recipient shall have executed and delivered to Parent an Award Agreement pursuant to Section 1.2(b).

(f) Reinvestment Escrow Agreement. Each Key Company Stakeholder shall have executed and delivered to Parent the Reinvestment Escrow Agreement.

(g) Reinvestment and Lock-Up Agreements. Each Key Company Stakeholder shall have executed and delivered to Parent a Reinvestment and Lock-Up Agreement.

(h) Restrictive Covenant Agreements. The Restrictive Covenant Agreements shall have been executed and delivered to Parent.

(i) Payoff Letters. The Company shall deliver to Parent executed payoff letters and payment instructions in form and substance reasonably satisfactory to Parent and its lenders for each item of Company Closing Debt to be repaid as of the Closing Date, which shall release all Liens, including negative pledge agreements, on or affecting the Units and all Liens on or affecting the assets of the Acquired Companies and include satisfactory evidence of such release (including Uniform Commercial Code termination statements and all other related or necessary documentation) (the “Payoff Letters”).

(j) Estimated Transaction Expenses. Parent shall have received invoices for all Estimated Transaction Expenses, which shall each include the amount of such Estimated Transaction Expense and the payment instructions therefor.

(k) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred any effect, change, event, occurrence or state of facts that has had, or could be reasonably expected to have, a Material Adverse Effect.

(l) Capitalization Spreadsheet. Parent shall have received from the Company the Capitalization Spreadsheet pursuant to Section 1.6.

(m) Company Estimated Financial Certificate. Parent shall have received from the Company the Company Estimated Financial Certificate pursuant to Section 1.5(a).

(n) Acknowledgement and Release Agreements. Parent shall have received from each person set forth on Section 5.2(n) of the Disclosure Schedule an acknowledgement and release agreement in form and substance reasonably satisfactory to Parent.

(o) Necessary Consents. Parent shall have received from the Company the consents, waivers and approvals set forth on Section 5.2(o) of the Disclosure Schedule.

(p) Terminations. Parent shall have received evidence reasonably satisfactory to Parent that the agreements set forth on Section 5.2(p) of the Disclosure Schedule have been terminated in all respects.

(q) Resignations. Parent shall have received from the Company the resignations of the officers, directors, and managers of each Acquired Company and shall take all necessary actions to acknowledge such resignations and file, without delay, to the relevant commercial court any relevant documents to amend incorporation documents detailing the governance of the Acquired Companies.

(r) Officer’s Certificate. Parent shall have received a certificate of an executive officer of the Company, dated the Closing Date: (i) attaching the current Organizational Documents of the Company and certifying to the accuracy and completeness thereof, and (ii) certifying the resolutions of the Equityholders and the Board authorizing the execution, delivery and performance of this Agreement by the Company and each of the Transaction Agreements to which it is a party and each of the transactions contemplated herein and therein, attached to the certificate, were duly adopted at a duly convened meeting thereof or by appropriate written consent, remain in full force and effect, and have not been amended, rescinded or modified, except to the extent attached thereto.

(s) Certificates of Good Standing. Parent shall have received a certificate of good standing or existence for each Acquired Company in its jurisdiction of formation (to the extent customarily available in such jurisdiction), in each case certified by the appropriate Governmental Authority.

(t) Delivery of Audited Financials. The Company shall have delivered to Parent a true, correct and complete copy of its annual consolidated financial statements, including consolidated balance sheet and the related audited consolidated statement of income, equityholders’ equity and cash flows of the Acquired Companies as of and for the fiscal year ended December 31, 2025, prepared in accordance with U.S. GAAP and Regulation S-X, Article 3-05, together with an unqualified audit opinion thereon from an AICPA-compliant audit performed by Grant Thornton LLP.

(u) Financial Statements Cooperation. The Company shall have complied in all material respects with its obligations under clauses (a) through (c) of Section 4.9 to provide reasonable cooperation and access and to use reasonable best efforts to facilitate preparation of financial statements and pro forma information; provided that the failure to satisfy this condition shall not be deemed to exist to the extent arising from Parent’s failure to timely provide reasonable cooperation or from any carve-outs in clause (e) of Section 4.9.

(v) Pre-Closing Dissolutions and Divestitures. The Pre-Closing Dissolutions and Divestitures shall have been completed in all respects, and evidence of such delivered to Parent.

(w) French Subsidiary Deliverables. Parent shall have received the French Subsidiary Deliverables from the Company.

Section 5.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent and Merger Sub contained herein shall be true and correct in all material respects as of the Agreement Date and as of the Closing Date as though made on and as of each of such dates (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct in all respects as of such specified date as though made on and as of such date, and provided that qualifications as to materiality and Material Adverse Effect contained in such representations and warranties shall not be given effect).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have complied with and performed in all material respects the covenants, obligations and agreements required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Closing Certificate. The Company shall have received a certificate executed and delivered by an officer of Parent, in his or her capacity as such, dated as of the Closing Date, stating therein that the conditions set forth in Section 5.3(a) and Section 5.3(b) have been satisfied.

(d) Escrow Agreement. The Escrow Agreement shall have been executed and delivered to the Equityholders’ Representative by Parent.

(e) Award Agreements. Parent shall have executed and delivered to each RSU Recipient an Award Agreement pursuant to Section 1.2(b).

(f) Reinvestment Escrow Agreement. Parent shall have executed and delivered to the Equityholder’ Representatives the Reinvestment Escrow Agreement.

(g) Reinvestment and Lock-Up Agreements. Parent shall have executed and delivered to the Equityholders’ Representative the Reinvestment and Lock-Up Agreement.

(h) RWI Policy. Parent shall have delivered to the Equityholders’ Representative a true, complete and correct copy of the conditionally bound RWI Policy.

(i) D&O Tail Policy. Parent shall have delivered to the Equityholders’ Representative true, complete and correct copy of a bound D&O Tail Policy.

Section 5.4 Frustration of Closing Conditions. None of (a) the Company, with respect to Section 5.1 and Section 5.3 and (b) Parent or Merger Sub, with respect to Section 5.1 and Section 5.2, as applicable, may rely on the failure of any such condition, as the case may be, to be satisfied, if such failure was caused by, or directly resulted from, such party’s (or in the case of Parent and Merger Sub, either party’s) failure to comply with any provision of this Agreement.

Section 5.5 Waiver of Closing Conditions. Notwithstanding the failure of any one or more of the foregoing conditions, a Party may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver. To the extent that a Party proceeds with the Closing, such Party shall be deemed to have waived for all purposes any rights or remedies they may have under this Agreement or otherwise by reason of the failure of any such conditions.

ARTICLE VI
Termination

Section 6.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a)  by the mutual written consent of the Company and Parent; or

(b) by either of the Company or Parent, upon written notice to the other party:

(i) if the Merger shall not have been consummated on or before November 1, 2026 (the “Outside Date”); provided, that if all conditions to Closing other than those set forth in Section 5.1(b), Section 5.1(c), Section 5.1(d) and Section 5.2(u) have been satisfied or waived (other than conditions that by their nature can only be satisfied at Closing) and the parties are awaiting the expiration or termination of any applicable waiting period under the HSR Act, NSI Act, U.K. Competition Laws or the receipt of any other Governmental Approval required under this Agreement, the Parties may mutually agree to, on no more than three (3) occasions, extend the Outside Date until no later than December 31, 2026 (in the aggregate for all such extensions) by delivering written request to the other Party of an extended Outside Date prior to the then scheduled Outside Date, which extended date shall thereafter be considered the End Date; provided further that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to a party if (A) such party is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, or (B) the failure of such party to perform any of its obligations under this Agreement has contributed to the failure of the Merger to have been consummated on or before the Outside Date; provided further that conditions to Closing set forth in Section 5.2(u) may be waived only by Parent; or

(ii) if there shall be in effect a final non-appealable Order prohibiting the consummation of the Transactions; provided that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to a party if (A) such party is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, or (B) such Order was due in whole or in part to the failure of such party to perform any of its obligations under this Agreement;

(c)  by Parent:

(i)  if it and Merger Sub are not in material default of any of their obligations hereunder, upon written notice to the Company, if any of the representations and warranties of the Company shall have become inaccurate, which inaccuracy (A) would (if it occurred or was continuing as of the Closing Date) cause the failure of a condition set forth in Section 5.2(a) and (B) is incapable of being cured, or if curable, or is not cured by the Company by the earlier of (A) the Outside Date and (B) thirty (30) days after the Company’s receipt of written notice of such breach or failure; or

(ii) if it and Merger Sub are not in material default of any of their obligations hereunder, upon written notice to the Company, if the Company shall be in breach of any of its covenants or agreements set forth herein, which breach (A) would (if it occurred or was continuing as of the Closing Date) cause the failure of a condition set forth in Section 5.2(b) and (B) is incapable of being cured, or if curable, is not cured by Company by the earlier of (A) the Outside Date and (B) thirty (30) days after the Company’s receipt of written notice of such breach or failure;

(d)  by the Company:

(i) if it is not in material default of its obligations hereunder, upon written notice to Parent, if any of the representations and warranties of Parent or Merger Sub shall have become inaccurate, which inaccuracy (A) would (if it occurred or was continuing as of the Closing Date) cause the failure of a condition set forth in Section 5.3(a) and (B) is incapable of being cured, or if curable, is not cured by Parent by the earlier of (A) the Outside Date and (B) thirty (30) days after Parent’s receipt of written notice of such breach or failure;

(ii) if it is not in material default of any of its obligations hereunder, upon written notice to Parent, if Parent or Merger Sub shall be in breach of any of its covenants or agreements set forth herein, which breach (A) would (if it occurred or was continuing as of the Closing Date) cause the failure of a condition set forth in Section 5.3(b) and (B) is incapable of being cured, or if curable, is not cured by Parent by the earlier of (A) the Outside Date and (B) thirty (30) days after Parent’s receipt of written notice of such breach or failure; or

(iii) if all of the conditions set forth in Section 5.1 and Section 5.2 have been satisfied or waived (other than conditions that by their nature can only be satisfied at Closing, so long as such conditions are capable of being satisfied at Closing) and Parent and Merger Sub fail to consummate the Closing within five (5) Business Days following the date upon which Closing should have occurred pursuant to Section 1.1(c).

Section 6.2  Effect of Termination. In the event of termination and abandonment by Parent or Merger Sub, on the one hand, or the Company, on the other hand, pursuant to this Article VI, written notice thereof shall be given in accordance with Section 8.9 to the other parties and this Agreement shall forthwith terminate and be abandoned without further action by Parent, Merger Sub, the Company or the Equityholders’ Representative. If this Agreement is terminated as provided herein no party hereto shall have any Liability or further obligation to any other party to this Agreement, except as provided in (i) Section 4.6 (Public Announcements), (ii) Section 4.7(c) (Access to Information; Confidentiality), but only as it pertains to confidentiality, (iii) Section 6.3, and (iv) Section 8.5 with respect to expenses, each of which shall survive the termination of this Agreement.

Section 6.3  Remedies.

(a)  Except as set forth in Section 6.3(b), nothing in this Article VI shall be deemed to release (i) any Party hereto from any Liability for Fraud or (ii) any Party hereto from any Liability or damages for a breach by such Party of any of their respective representations, warranties, covenants or agreements set forth herein (which, for the avoidance of doubt, shall include any failure by Parent, Merger Sub or the Company to consummate the Transactions if they are obligated to do so hereunder) prior to a termination of this Agreement pursuant to Section 6.1, in which case and notwithstanding anything to the contrary in this Agreement, the Equityholders, the Company, Parent and Merger Sub shall be entitled to all remedies available at law or in equity, including equitable relief (including specific performance, and in each case without the necessity of proving actual harm or posting a bond or other security), any and all damages (whether direct, indirect, consequential or otherwise), and the reimbursement of the non-breaching Party’s costs and expenses. Nothing herein shall limit or prevent any Party hereto from exercising any rights or remedies it may have under Section 8.8 prior to such Party terminating this Agreement pursuant to Section 6.1.

(b) Notwithstanding anything herein to the contrary, including Section 6.3(a), the sole recourse and remedy of Parent and Merger Sub arising out of the Company’s breach or failure to perform the obligations set forth in Section 4.3 (with respect to the Pre-Closing Dissolutions and Divestitures) and Section 4.8(i) (with respect to the filing and delivery of the amended partnership Tax Returns referenced therein), and the resulting failure of any condition to Closing pursuant to Section 5.2 caused thereby, shall be the right to terminate this Agreement pursuant to Section 6.1(c), and Parent and Merger Sub shall not be entitled to any other rights, remedies or damages, whether arising at law or in equity, as a result thereof.

ARTICLE VII
Special Escrows

Section 7.1 Survival; Waiver; No-Recourse.

(a) Survival. Except in the case of Fraud, if the Merger is consummated, the representations, warranties, covenants and agreements of the Parties contained herein or in any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, shall not survive the Closing and shall terminate as of the Effective Time, and thereafter there shall be no Liability on the part of, nor shall any claim be made by or on behalf of, Parent, Merger Sub, the Surviving Company, or any of their respective Affiliates, against the Company or any Equityholder with respect thereto. The covenants and agreements of the Parties that by their terms contemplate performance after the Closing shall survive the Closing until they are fully performed or, if earlier, the expiration date set forth in the terms of such covenant. For the avoidance of doubt, Parent’s sole recourse for any breach or inaccuracy of the representations and warranties of the Company shall be the RWI Policy, and no Equityholder shall have any Liability to Parent, Merger Sub, the Surviving Company and their respective Affiliates and their respective managers, directors, officers, employees, agents successors, and assigns for any such breach or inaccuracy (other than in the case of Fraud).

(b)  Waiver. Parent, on its own behalf and on behalf of its Affiliates (including, after the Closing, the Surviving Company and the Acquired Companies), and any of its and their respective officers, directors, employees, agents, representatives, successors and permitted assigns (including Parent, each, a “Waiving Party”), acknowledges and agrees that, as of the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against any Equityholder or the Company relating to the business conducted by any Acquired Company, the operation of any Acquired Company, or their respective businesses or relating to the subject matter of this Agreement or any Exhibit or the Schedules hereto, or any Transaction Agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby, whether arising under, or based upon, any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law), other than with respect to Fraud against the Person committing Fraud, are hereby irrevocably waived by the Waiving Parties. Furthermore, without limiting the generality of this Section 7.1(b), no claim will be brought or maintained by, or on behalf of, Parent or any other Waiving Party (including, after the Closing, the Surviving Company and the Acquired Companies) against any Equityholder or the Company, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties or covenants of the Company or any other Person set forth or contained in this Agreement or any Exhibit or Schedules hereto, or any Transaction Agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby, other than with respect to covenants and agreements of the Parties that by their terms contemplate performance after the Closing Parent, on its own behalf and on behalf of each Waiving Party, acknowledges and agrees that the Waiving Parties may not avoid such limitation on liability by (i) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (ii) asserting or threatening any claim against any Person that is not a Party hereto (or a successor to a Party hereto) for breaches of the representations, warranties, covenants or agreements contained in this Agreement. The Parties hereto acknowledge and agree that the limits imposed on the Waiving Parties’ remedies with respect to this Agreement and the transactions contemplated hereby were bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid by Parent and Merger Sub hereunder. Notwithstanding the foregoing or anything to the contrary in this Section 7.1(b) or elsewhere in this Agreement, each of the Parties retains all of its rights and remedies with respect to claims based on Fraud against any Person committing Fraud.

(c)   No-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as Parties hereto. No Person who is not a named Party to this Agreement, including without limitation any past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or representative of any named Party to this Agreement (“Non-Party Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose Liability of an entity party against its owners or Affiliates) for any obligations or Liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliate, in each case subject to the rights of the Equityholders’ Representative under Section 8.1. The provisions of this Section 7.1(c) are intended to be for the benefit of, and shall be enforceable by, each of the Non-Party Affiliates and such Person’s estate, heirs and representatives. Notwithstanding the foregoing, nothing in this Section 7.1(c) shall limit or release any Non-Party Affiliate that has committed Fraud from Liability for such Fraud.

(d)  Fraud. Notwithstanding anything to the contrary in this Agreement, including Section 2.30, Section 7.1, Section 7.2, or any other exclusive remedy, sole recourse, limitation of liability, survival, no-recourse or non-reliance provision, nothing in this Agreement shall limit or impair any right of Parent, Merger Sub, the Surviving Company or any of their respective Affiliates to bring or maintain a claim for Fraud against any Person that committed such Fraud, including the Company, the Equityholders’ Representative, any Company Stakeholder, or any equityholder, manager, director, officer, employee, Affiliate, sponsor, agent or Representative of any of the foregoing, but solely to the extent such Person committed Fraud in the making of an express representation or warranty set forth in this Agreement, the Disclosure Schedule, any certificate delivered pursuant to this Agreement, or any Transaction Agreement.

Section 7.2  RWI Policy. The Parties acknowledge that Parent has obtained a buy-side insurance policy in respect of, among other things, inaccuracies or breaches of the representations and warranties made by the Company in this Agreement, in the form attached hereto as Exhibit F (the “RWI Policy”). Notwithstanding anything in this Agreement to the contrary, except in the case of Fraud, the RWI Policy shall be the sole and exclusive source of recovery for the Surviving Company, Parent, Merger Sub and their respective directors, officers, managers, employees, Affiliates, agents, successors and assigns for any losses arising from any inaccuracy in or breach of the representations and warranties made by the Company in this Agreement. Parent, or an Affiliate thereof (which shall not include the Acquired Companies), shall cause the RWI Policy to be conditionally bound as of or prior to Closing. Parent and Merger Sub acknowledge and agree that Parent (or an Affiliate thereof, which shall not include the Company or any of its Subsidiaries) shall be responsible for the premium, expenses, underwriting fees, brokerage commissions and surplus lines Taxes due and payable pursuant to the terms of the RWI Policy. The RWI Policy shall contain a waiver of subrogation by the insurer in favor of the Acquired Companies, the Equityholders, and any of the Affiliates of the foregoing (including any past, present or future director, manager, officer, employee or advisor of any of the foregoing) in connection with this Agreement and the transactions contemplated hereunder except solely in the case of Fraud. From and after the issuance of the RWI Policy, Parent shall not amend, modify, or otherwise waive subrogation provisions of the RWI Policy in a manner adverse to any Equityholder or its Affiliates without the prior written consent of the Equityholders’ Representative.

Section 7.3  Special Escrow Matters. Following the Closing, the Special Escrow Funds shall be disbursed or released in accordance with Sections 7.3(a) through 7.3(d).

(a)   Tariff Escrow Fund.

(i)    Excess Tariff Costs and Excess Tariffs EBITDA Adjustment Amount.

(A)   Following the Closing, Parent shall control the process for determining the Excess Tariff Costs and Excess Tariffs EBITDA Adjustment Amount and shall engage one or multiple of the following pre-approved customs specialists based on expertise and need: Alston & Bird LLP, Baker McKenzie LLP, Cassidy Levy Kent (USA) LLP, Deloitte LLP, Ernst and Young LLP, Faegre Drinker Biddle & Reath LLP, KPMG, LLC or RSM US LLP (the “Customs Specialist”). The Customs Specialist shall, pursuant to a scope of work determined by Parent (following good faith consultation with the Equityholders’ Representative), determine the Excess Tariff Costs and Excess Tariffs EBITDA Adjustment Amount, if any, and provide a final report showing its determination in reasonable detail within ninety (90) days following the Closing. Such Customs Specialist shall be directed to determine the Excess Tariff Costs and Excess Tariffs EBITDA Adjustment Amount in accordance with Applicable Law, and such determination shall be conclusive and binding absent manifest error, subject to the objection and dispute resolution procedures set forth below.

(B)   Parent shall promptly deliver the Customs Specialist’s final report to the Equityholders’ Representative. The Equityholders’ Representative shall have twenty (20) Business Days following receipt of such report to deliver written notice to Parent objecting to the calculation of the Excess Tariff Costs or the Excess Tariffs EBITDA Adjustment Amount. Any such objection notice shall specify in reasonable detail the disputed items and the basis for such objection. If the Equityholders’ Representative does not timely deliver an objection notice, the Customs Specialist’s determination shall be final and binding on the Parties.

(C)   If the Equityholders’ Representative timely delivers an objection notice, Parent and the Equityholders’ Representative shall attempt in good faith to resolve the disputed items for a period of ten (10) Business Days. If Parent and the Equityholders’ Representative are unable to resolve all disputed items within such period, the disputed items shall be submitted for final and binding determination to one of the following pre-approved customs specialists mutually selected by Parent and the Equityholders’ Representative: Star USA, Inc. and O’Mera & Associates; provided that the specialist that prepared the initial report shall not be selected to resolve the dispute unless Parent and the Equityholders’ Representative otherwise agree. The customs specialist resolving the dispute shall act as an expert and not as an arbitrator, shall consider only the disputed items and the written submissions of Parent and the Equityholders’ Representative, and shall issue a written determination within thirty (30) days after submission. Such determination shall be final and binding absent manifest error. The fees and expenses of the customs specialist resolving the dispute shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Equityholders’ Representative; provided that if the customs specialist’s determination is more than ten percent (10%) closer to one party’s position than the other party’s position, then the party whose position was farther from the final determination shall bear all such fees and expenses.

(D)   Parent and the Equityholders’ Representative shall cooperate in good faith to resolve any matters arising in connection with the Tariff Escrow Fund, including working with the Customs Specialist (if applicable), and no settlement or resolution of any matter with any Governmental Authority relating to tariffs or customs duties for which recovery may be sought from the Tariff Escrow Fund shall be agreed to without the prior written consent of both Parent and the Equityholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed.

(E)  The Parties shall, pursuant to joint written instructions to the Escrow Agent, cause the Escrow Agent to disburse (i) to Parent or, at Parent’s direction, to the Company or applicable Governmental Authority, the amount of any Excess Tariff Costs (up to a maximum of $3,000,000), (ii) to Parent, the Excess Tariffs EBITDA Adjustment Amount (up to a maximum of $30,900,000), and (iii) to the Equityholders’ Representative, for the benefit of the Equityholders, any remaining balance of the Tariff Escrow Fund.

(ii)  Sole Recourse. The sole recourse and source of recovery of Excess Tariff Costs and the Excess Tariffs EBITDA Adjustment Amount shall be the Tariff Escrow Fund allocated to such amounts hereunder, and the Company Stakeholders shall not have any further liability or obligation with respect to Excess Tariff Costs or the Excess Tariffs EBITDA Adjustment Amount.

(iii)  Release of the Tariff Escrow Fund. Promptly following the final determination of Excess Tariff Costs and the Excess Tariffs EBITDA Adjustment Amount pursuant to this Section 7.3(a), Parent and the Equityholders’ Representative shall direct the Escrow Agent by joint written instructions to release (i) the amount of Excess Tariff Costs, if any, to Parent or, at Parent’s direction, to the Company or applicable Governmental Authority, (ii) the amount of the Excess Tariffs EBITDA Adjustment Amount, if any, to Parent, and (iii) the remainder of the Tariff Escrow Fund to the Equityholders’ Representative, for further distribution to the Company Stakeholders pursuant to this Agreement, subject to and as further provided in the Escrow Agreement.

(b)  U.K. Tax Escrow Costs.

(i)    U.K. Tax Escrow Matters. Following the Closing, Parent shall be entitled to recover solely from the U.K. Tax Escrow Fund any direct Taxes, penalties and interests and expenses (including reasonable attorneys’ accountants’, consultants’ and experts’ fees and expenses) (collectively “U.K. Tax Escrow Costs”) arising out of (x) the filing of the Relevant Returns for TAG Pipe UK in accordance with Section 4.13 or (y) the winding down of operations of TAG Pipe UK and its transfer of certain residual assets to SFE Group France SAS and related matters, including (A) any French registration duties under Article 719 CGI and (B) any Taxes, penalties and interests and expenses in France relating to or arising out of subsection (x) above (the “U.K. Tax Escrow Matters”). Following the Closing, the Equityholders’ Representative shall have the right to control all proceedings, filings, and other actions relating to the U.K. Tax Escrow Matters, including any dispute, enquiry, assessment, or investigation with any Governmental Authority; provided that the Equityholders’ Representative shall (i) keep Parent reasonably informed of the status of such matters, (ii) provide Parent with copies of any material correspondence or filings relating thereto, and (iii) consider in good faith Parent’s reasonable comments on any such filings or correspondence. Notwithstanding the foregoing, no settlement or resolution of any U.K. Tax Escrow Matter with any Governmental Authority shall be agreed to without the prior written consent of both Parent and the Equityholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed.

(ii)  Release of the U.K. Tax Escrow Fund. Following the Closing, upon the final determination of the U.K. Tax Escrow Costs, Parent and the Equityholders’ Representative shall direct the Escrow Agent by joint written instructions in accordance with the Escrow Agreement to release the amount of such U.K. Tax Escrow Costs to Parent or, at Parent’s direction, to the Company or applicable Governmental Authority. On the earlier to occur of (i) the sixth (6th) anniversary of the Closing Date, (ii) the expiration of the applicable statute of limitations or available review period following the filing of the Relevant Returns, or (iii) the final determination of all U.K. Tax Escrow Matters, the Parent and the Equityholders’ Representative shall direct the Escrow Agent by joint written instructions to release the remainder of the U.K. Tax Escrow Fund to the Equityholders’ Representative, for further distribution to the Company Stakeholders pursuant to this Agreement, subject to and as further provided in the Escrow Agreement.

(iii)  Sole Recourse. The sole recourse and source of recovery of U.K. Tax Escrow Costs shall be the U.K. Tax Escrow Fund and the Company Stakeholders shall not have any further liability or obligation with respect to U.K. Tax Escrow Costs.

(iv)   Replacement of U.K. Tax Escrow Fund. Following the date hereof, the Equityholders’ Representative shall have the right upon written notice to Parent to replace the U.K. Tax Escrow Fund with an indemnification agreement either directly with or supported by Gladstone Investment Corporation, or another creditworthy entity mutually agreed upon by Parent and the Equityholders’ Representative, in an aggregate amount equal to the amount of the remaining balance of the U.K. Tax Escrow Fund, pursuant to agreements reasonably satisfactory in form and substance to Parent and the Equityholders’ Representative, and for a period until the U.K. Tax Escrow Fund would otherwise have been released pursuant to Section 7.3(b)(ii). Upon execution of delivery of such alternative indemnity arrangements, the Parent and the Equityholders’ Representative shall direct the Escrow Agent by joint written instructions to release the remainder of the U.K. Tax Escrow Fund to the Equityholders’ Representative, for further distribution to the Company Stakeholders pursuant to this Agreement, subject to and as further provided in the Escrow Agreement.

(c)   Additional Tax Escrow Costs.

(i)    Additional Tax Escrow Matters. Following the Closing, the Parent shall be entitled to recover solely from the Additional Tax Escrow Fund any direct Taxes, penalties and interests and expenses (including reasonable attorneys’ accountants’, consultants’ and experts’ fees and expenses) (collectively “Additional Tax Escrow Costs”) arising out of any of the matters listed on Schedule 7.3(c) (the “Additional Tax Escrow Matters”). Following the date of this Agreement, the Company shall, and following the Closing, Parent shall, at the Acquired Companies’ sole cost and expense, (i) prepare any Tax Returns or filings (including any voluntary disclosure filings) related to the Additional Tax Escrow Matters, and (ii) permit Parent (if prior to Closing) or the Equityholders’ Representative (if after Closing) to review and comment on all material filings and deliver drafts of such filings and returns to such other party no later than five Business Days prior to the date (including extensions) on which returns or filings are required to be filed; provided that the controlling party shall have the exclusive right to control all proceedings and filings relating to the Additional Tax Escrow Matters; provided, further, however, that (A) Parent and the Equityholders’ Representative shall cooperate in good faith to resolve any Additional Tax Escrow Matters, and (B) no settlement or resolution of any Additional Tax Escrow Matter with any Taxing Authority shall be agreed to without the prior written consent of both Parent and the Equityholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed. The Equityholders’ Representative and its representatives shall be entitled to access the books and records of the Acquired Companies in accordance with Section 4.8 for purposes of determining the Additional Tax Escrow Matters.

(ii)  Release of the Additional Tax Escrow Fund. Following the Closing, upon the final determination of the Additional Tax Escrow Costs with respect to any Additional Tax Escrow Matter, Parent and the Equityholders’ Representative shall direct the Escrow Agent by joint written instructions in accordance with the Escrow Agreement to release the amount of such Additional Tax Escrow Costs to Parent or, at Parent’s direction, to the Company or applicable Governmental Authority. Upon the final determination of all Additional Tax Escrow Matters, the Parent and the Equityholders’ Representative shall direct the Escrow Agent by joint written instructions to release the remainder of the Additional Tax Escrow Fund to the Equityholders’ Representative, for further distribution to the Company Stakeholders pursuant to this Agreement, subject to and as further provided in the Escrow Agreement.

(iii)  Sole Recourse. The sole recourse and source of recovery of Additional Tax Escrow Costs shall be the Additional Tax Escrow Fund and the Company Stakeholders shall not have any further liability or obligation with respect to Additional Tax Escrow Costs.

(d)  IEEPA Escrow Fund.

(i)    IEEPA Costs. Following the Closing, Parent shall be entitled to recover solely from the IEEPA Escrow Fund any IEEPA Tariffs determined in accordance with Applicable Law to be due and owing for periods prior to the Closing Date (“IEEPA Costs”), and not subject to any pending challenges or legal stays (the “IEEPA Escrow Matters”). Following the date of this Agreement, the Company shall, and following the Closing, Parent shall, at the Acquired Companies’ sole cost and expense, have the right to control all proceedings, filings, and other actions relating to the IEEPA Escrow Matters, including any dispute, enquiry, assessment, or investigation with any Governmental Authority; provided that the controlling party shall (i) keep Parent (if prior to Closing) or the Equityholders’ Representative (if after Closing) reasonably informed of the status of such matters, (ii) provide such other party with copies of any material correspondence or filings relating thereto, and (iii) consider in good faith such other party’s reasonable comments on any such filings or correspondence. Notwithstanding the foregoing, the Company (if prior to Closing) or Parent (if after Closing) shall, at the Acquired Companies’ sole cost and expense, prepare any filings and pay any IEEPA Costs when determined to be required based on the advice of counsel related to the IEEPA Escrow Matters. Parent and the Equityholders’ Representative shall cooperate in good faith to resolve any IEEPA Escrow Matters; provided, however, that no settlement or resolution of any IEEPA Escrow Matter with any Governmental Authority shall be agreed to without the prior written consent of both Parent and the Equityholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed.

(ii)  IEEPA Tariff Refunds. In connection with the IEEPA Escrow Matters, the Company (prior to Closing) or the Equityholders’ Representative (following Closing) shall have the right to (A) sell any claims to refunds in respect of IEEPA Tariffs for which IEEPA Costs are being paid from the IEEPA Escrow Fund, or (B) recover any such IEEPA Tariff refunds. In each case, any such sale proceeds or refunds received shall be paid to the Equityholders’ Representative, for further distribution to the Company Stakeholders pursuant to this Agreement. Notwithstanding anything to the contrary herein, the exercise of such rights to sell or recover IEEPA Tariff refund claims shall be at no cost, expense or work to Parent or any of its Affiliates (including the Acquired Companies following the Closing), other than (x) providing such data and information as reasonably requested by the Company (prior to Closing) or the Equityholders’ Representative (following Closing) in connection with any such sale or recovery efforts, which obligation shall terminate twelve (12) months following the date of the release of the IEEPA Escrow Fund, provided, however, that if such claims continue beyond such twelve (12) month period, Parent will use commercially reasonable efforts to provide data as needed, and (y) providing commercially reasonable assistance to assign such claims to any purchaser; provided that any reasonable out-of-pocket costs incurred by Parent or its Affiliates in connection with providing such data, information, or assistance shall be promptly reimbursed by the Equityholders’ Representative.

(iii)  Release of the IEEPA Escrow Fund. Following the Closing, upon the final determination that any IEEPA Costs are due and required to be paid, Parent and the Equityholders’ Representative shall direct the Escrow Agent by joint written instructions in accordance with the Escrow Agreement to release the amount of such IEEPA Costs to Parent or, at Parent’s direction, to the Company or applicable Governmental Authority. On the earlier to occur of the second (2nd) anniversary of the Closing Date or the final determination of all IEEPA Escrow Matters, the Parent and the Equityholders’ Representative shall direct the Escrow Agent by joint written instructions in accordance with the Escrow Agreement to release the remainder of the IEEPA Escrow Fund to the Equityholders’ Representative, for further distribution to the Company Stakeholders pursuant to this Agreement, subject to and as further provided in the Escrow Agreement.

(iv)   Sole Recourse. The sole recourse and source of recovery of IEEPA Costs shall be the IEEPA Escrow Fund and the Company Stakeholders shall not have any further liability or obligation with respect to IEEPA Costs.

(e)   Treatment of Payments from the Special Escrow Funds. The Equityholders’ Representative and Parent agree to treat (and cause their Affiliates to treat) any payments other than releases to the Equityholders’ Representative for the benefit of the Company Stakeholders pursuant to this Section 7.3 as adjustments to the Merger Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.

ARTICLE VIII
Miscellaneous

Section 8.1  Equityholders’ Representative.

(a)   Appointment. By virtue of the Merger and the adoption of this Agreement, each of the Company Stakeholders irrevocably nominates, constitutes and appoints SFEG Holdings, Inc. as his, her or its agent and true and lawful attorney-in-fact (the “Equityholders’ Representative”), with full power of substitution, to act in the name, place and stead of the Company Stakeholders for purposes of executing any documents and taking any actions that the Equityholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with this Agreement. SFEG Holdings, Inc. hereby accepts its appointment as Equityholders’ Representative.

(b)  Authority. The Company Stakeholders grant to the Equityholders’ Representative full authority to execute, deliver, acknowledge, certify and file on behalf of each such Company Stakeholder (in the name of any or all of the Company Stakeholders or otherwise) any and all documents that the Equityholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Equityholders’ Representative may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by this Section 8.1(b). Notwithstanding anything to the contrary contained herein or in any other agreement executed in connection with the Transactions: (i) Parent, Merger Sub, and the Surviving Company and their Affiliates shall be entitled to deal exclusively with the Equityholders’ Representative on all matters relating to this Agreement and (ii) the Parties, the Escrow Agent, and each Company Stakeholder shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Company Stakeholder by the Equityholders’ Representative, and on any other action taken or purported to be taken on behalf of any Company Stakeholder by the Equityholders’ Representative, as fully binding upon such Company Stakeholder. A decision, act, consent or instruction of the Equityholders’ Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 8.3 and Section 8.6, shall constitute a decision of the Company Stakeholders and shall be final, binding and conclusive upon the Company Stakeholders; and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Equityholders’ Representative as being the decision, act, consent or instruction of the Company Stakeholders. The Escrow Agent and Parent are hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Equityholders’ Representative.

(c)   Power of Attorney. The Company Stakeholders recognize and intend that the power of attorney granted in Section 8.1(a): (i) is coupled with an interest and is irrevocable, (ii) may be delegated by the Equityholders’ Representative and (iii) shall survive the death or incapacity of each of the Company Stakeholders.

(d)  Replacement. If the Equityholders’ Representative shall resign or otherwise be unable to fulfill its responsibilities hereunder (provided that such resignation or inability shall not be effective until written notice thereof is provided to Parent), the Company Stakeholders shall (by consent of those Persons holding a majority of the Company Stakeholder Percentages), within 10 days after such resignation or inability, appoint a successor to the Equityholders’ Representative (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Equityholders’ Representative as Equityholders’ Representative hereunder. If for any reason there is no Equityholders’ Representative at any time, all references herein to the Equityholders’ Representative shall be deemed to refer to the Company Stakeholders.

(e)   Equityholders’ Representative Escrow. The Equityholders’ Representative Escrow Amount shall be available as a fund for the Equityholders’ Representative Expenses and the Equityholders’ Representative shall be entitled to make payments or other distributions from the Equityholders’ Representative Escrow Amount from time to time in such amounts and for such Equityholders’ Representative Expenses as determined by the Equityholders’ Representative. The Equityholders’ Representative shall not receive interest or other earnings on the Equityholders’ Representative Escrow Fund. The Equityholders’ Representative shall have no responsibility or Liability for any loss of principal of the Equityholders’ Representative Escrow Fund other than as a result of its gross negligence or willful misconduct. Any amounts remaining in the Equityholders’ Representative Escrow Fund shall be paid by Escrow Agent (or the Paying Agent upon the direction of the Escrow Agent) for distribution to the Company Stakeholders in accordance with their Company Stakeholder Percentages at such time as the Equityholders’ Representative determines to be appropriate.

(f)   Exculpation and Indemnification. The Equityholders’ Representative shall not be liable to any Company Stakeholder for any action taken or omitted to be taken by the Equityholders’ Representative in connection with this Agreement or any Transaction Agreement, except to the extent that such action or omission constitutes gross negligence, willful misconduct, or fraud on the part of the Equityholders’ Representative. The Equityholders’ Representative shall not be liable to any Company Stakeholder for any action taken or omitted to be taken in reliance upon the advice of counsel. Each Company Stakeholder shall indemnify and hold harmless the Equityholders’ Representative from and against its Company Stakeholder Percentage of any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and expenses, arising out of or in connection with the Equityholders’ Representative’s performance of its duties under this Agreement and any Transaction Agreement, except to the extent resulting from the Equityholders’ Representative’s gross negligence, willful misconduct, or fraud. The Equityholders’ Representative may, in all questions arising under this Agreement and any Transaction Agreement, rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Equityholders’ Representative in accordance with such advice, the Equityholders’ Representative shall not be liable to any Company Stakeholder. In no event shall the Equityholders’ Representative be required to advance its own funds on behalf of the Company Stakeholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Stakeholders shall apply equally to any such claims against the Equityholders’ Representative.

Section 8.2  Interpretation.

(a)   When a reference is made herein to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or law, such reference is to such Contract, instrument or law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of law) by succession of comparable successor law. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vi) the phrases “provide to”, “deliver to”, “made available to” and phrases of similar import means, with respect to any information, document or other material of the Company, that such information, document or material was made available for review by the Company or its Representatives in the “Project Rodeo” virtual data room hosted by Datasite at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

(b)  The Parties have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

Section 8.3  Amendment or Supplement. Subject to Applicable Law, this Agreement can be amended, supplemented or modified only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification is sought; provided that, following the Effective Time, the written consent of the Equityholders’ Representative shall also be required to approve any amendment on behalf of the Company. For purposes of this Section 8.3, the Company Stakeholders agree that any amendment of this Agreement as to which the Equityholders’ Representative has given its written consent shall be binding upon and effective against the Company Stakeholders whether or not they have signed such amendment, supplement or modification.

Section 8.4  Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other parties; provided, however, that Parent shall be entitled to assign this Agreement (in whole or in part) and its rights and obligations hereunder to any Person providing financing in connection with the Transactions for collateral purposes; provided that no such assignment shall relieve Parent of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

Section 8.5  Expenses. Except as otherwise provided herein, each of the Company, Parent and Merger Sub shall bear its own expenses incurred in connection with the negotiation, execution and performance of this Agreement and each other Transaction Agreement.

Section 8.6  Extension of Time, Waiver. At any time prior to the Effective Time, any Party may, subject to Applicable Law, (i) waive any inaccuracies in the representations and warranties of any other Party, (ii) extend the time for the performance of any of the obligations or acts of any other Party or (iii) waive compliance by the other Party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding anything to the contrary contained herein, no failure or delay by the Company, Parent, Merger Sub or Equityholders’ Representative, in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this Section 8.6, the Company Stakeholders agree that any extension or waiver signed by the Equityholders’ Representative shall be binding upon and effective against all Company Stakeholders whether or not they have signed such extension or waiver.

Section 8.7  Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within such State, without regard to conflicts of law principles that would refer a matter to another jurisdiction.

(b)  Each of the Parties hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of any Delaware state court or federal court of the United States of America located in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such courts, (ii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement in any such courts, (iii) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such courts and (iv) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each of the Parties agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in Section 8.9 shall be effective service of process for any suit, action or proceeding brought in any such court.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HEREBY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS Section 8.7.

Section 8.8  Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Without limitation of the foregoing, the Company and the Equityholders’ Representative shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Parent and Merger Sub under, this Agreement (including to cause Parent and Merger Sub to consummate the Transactions and the Closing and to make the payments contemplated by this Agreement, including those set forth in Article I), in addition to any other remedy to which the Company or the Equityholders’ Representative is entitled at law or in equity, including the Company’s and the Equityholders’ Representative’s right to terminate this Agreement pursuant to Section 6.1 and seek money damages. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Company or Parent or Merger Sub, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Company or Parent and Merger Sub, as applicable, under this Agreement. Each of the Parties hereto further agrees that it shall not take any position in any Legal Proceeding concerning this Agreement that is contrary to the terms of this Section 8.8. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.9  Notices. All notices, demands, or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed duly given or made (a) when delivered personally to the recipient, (b) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (c) when received via e-mail by the recipient. Such notices, demands, and other communications shall be sent to the recipient Party at the addresses set forth below (or at such other address as the recipient Party has specified by prior written notice to the sending Party):

If to Parent or Merger Sub, to: Enerpac Tool Group Corp. 648 N Plankinton Ave. 4th Floor Milwaukee, WI 53203 Attn: Noah Popp E-Mail: noah.popp@enerpac.com

With a copy to:

Koley Jessen P.C., L.L.O.

One Pacific Place, Suite 800

1125 South 103 Street

Omaha, NE 68124-1079

Attention: Eric Oxley

  Chris Estwick

E-mail: Eric.Oxley@koleyjessen.com

  Christopher.Estwick@koleyjessen.com

If to the Company or the Equityholders’ Representative, to:

SFEG Holdings, Inc.

c/o Gladstone Investment Corporation

1524 Westbranch Dr., Suite 100

McLean, VA 22102

Attention: Portfolio Management

E-mail: christopher.lee@gladstone.com

With a copy to:

Blank Rome LLP

1825 Eye Street NW

Washington, D.C. 20006

Attention: James D. Kelly

   Emanuel Faust

   David Parsly

E-mail: mailto:james.kelly@blankrome.com

emanuel.faust@blankrome.com

david.parsly@blankrome.com

Section 8.10  Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of Applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.11  Entire Agreement; No Third-Party Beneficiaries. Except as expressly provided herein, this Agreement, the Exhibits and Schedules hereto, the Disclosure Schedule and the other Transaction Agreements (i) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and (ii) except for the rights of the Equityholders to receive the Merger Consideration after the Effective Time if the Merger is consummated, are not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. The Exhibits and Schedules to this Agreement and the Disclosure Schedule constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein.

Section 8.12  Legal Representation.

(a)   In any Legal Proceeding arising under or in connection with this Agreement, the Equityholders’ Representative or any of the Company Stakeholders shall have the right, at its or their election, to retain Blank Rome LLP to represent them in such matter and Parent, Merger Sub and the Surviving Company, for themselves and for their respective successors and assigns, hereby irrevocably waive any conflict of interest and objection to, and consent to, any such representation in any such matter. Parent acknowledges that the foregoing provision shall apply whether or not Blank Rome LLP provides legal services to the Surviving Company and the Acquired Companies after the Closing Date. Parent hereby agrees, on its own behalf and on behalf of each Waiving Party, that Blank Rome LLP may represent any or all of the Company Stakeholders and, after the Closing, the Equityholders’ Representative, in the event such Person so requests, in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement and otherwise provide advice to the Company Stakeholders or the Equityholders’ Representative (after the Closing) with respect to the interpretation of, and any negotiations in connection with, this Agreement and the Transactions or in connection with any other matter relating to the process for the sale of the Company, and Parent and Merger Sub hereby waive, on their own behalf and on behalf of each Waiving Party, any conflicts that may arise in connection with such representation.

(b)  Parent, for itself and for its successors and assigns, and on behalf of each Waiving Party, hereby irrevocably acknowledges and agrees that all communications between the Company, any of the Company Stakeholders or the Equityholders’ Representative and their counsel, including Blank Rome LLP, made in connection with the negotiation, preparation, execution, delivery and closing under this Agreement, or after the Closing between any of the Company Stakeholders or the Equityholders’ Representative and such counsel in connection with any Legal Proceeding arising under or in connection with this Agreement, or any matter relating to any of the foregoing, are privileged communications, that such privilege is held by the Company Stakeholders and the Equityholders’ Representative, as the case may be, and none of Parent, Merger Sub, the Surviving Company, the Acquired Companies or any of the Waiving Parties, nor any Person purporting to act on behalf of or through Parent, Merger Sub, the Surviving Company, the Acquired Companies or any of the Waiving Parties, will seek to obtain any such communications by any process; provided that communications between the Acquired Companies and their respective legal counsel that were not made in connection with the negotiation, preparation, execution and delivery of this Agreement or that do not relate to the process for the sale of the Company shall pass to the Surviving Company. From and after the Closing, each of Parent, Merger Sub, the Surviving Company and the Acquired Companies, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Blank Rome LLP and an Acquired Company or any Company Stakeholder occurring during the representation in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Agreements and the consummation of the Transactions. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Company or any of the Acquired Companies, on the one hand, and a third party (other than a Party to this Agreement), on the other hand, after the Closing, the Surviving Company may assert any attorney-client privilege to prevent disclosure of any such communications with Blank Rome LLP to such third party; provided that the Surviving Company may not waive such privilege without the prior written consent of the Equityholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed).

Section 8.13  Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties; it being understood and agreed that all parties hereto need not sign the same counterpart. Electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the Parties to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

Section 8.14  Definitions.

As used herein, the following terms have the meanings ascribed thereto below:

“Accounting Principles” means (i) the accounting principles, policies, procedures, and methodologies set forth on Exhibit D (“Specific Policies”); (ii) to the extent not inconsistent with clause (i), and only to the extent consistent with GAAP, the principles, policies, procedures, and methodologies applied in the Financial Statements as of December 31, 2025, and (iii) finally, if not otherwise addressed in paragraphs (i) and (ii), GAAP. For the avoidance of doubt, paragraph (i) shall take precedence over paragraphs (ii) and (iii), and paragraph (ii) shall take precedence over paragraph (iii).

“Acquired Companies” means collectively the Company and its Subsidiaries.

“Additional Tax Escrow Amount” means $1,500,000.

“Adjustment Escrow Amount” means $5,740,000.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aidan Put Amount” has the meaning set forth on Schedule V.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, and any Orders.

“Business Day” means a day except a Saturday, a Sunday or other day on which banks in Houston, Texas, are authorized or required by Applicable Law to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) (Pub. L. No. 116-136 (H.R. 748)) (including rules, regulations and official interpretations disseminated as of the Closing Date).

“Cause” means, with respect to an employee, (a) such employee’s conviction of, or plea of nolo contendere to, a felony or any crime involving moral turpitude, (b) such employee’s commission of fraud, embezzlement, misappropriation or breach of fiduciary duty against any Acquired Company, (c) such employee’s willful misconduct that results in material harm to any Acquired Company, or (d) such employee’s material violation of any Acquired Company’s written policies relating to workplace conduct, including policies regarding harassment, discrimination or substance abuse.

“Certificate of Formation” means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware (as amended or restated).

“Code” means Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Closing Cash” means all cash and cash equivalents (which are readily convertible to cash within thirty (30) days) of the Acquired Companies, excluding Restricted Cash, and net of bank overdrafts, negative cash balances, outstanding checks, ACH transactions, and wire transfers and drafts that have been mailed, transmitted or otherwise delivered by the Acquired Companies but have not cleared its bank or other accounts, in each case, as determined as of immediately prior to the Closing.

“Company Closing Debt” means all Indebtedness of the Acquired Companies as of immediately prior to the Closing.

“Company Data” means all data (including Personal Data) collected, generated, received or stored in connection with the business of any Acquired Company.

“Company Executive Unit Plan” means the Specialized Fabrication Equipment Group LLC Executive Unit Plan, as amended.

“Company IP Rights” means (i) any and all Intellectual Property used in the conduct of the business of any Acquired Company and (ii) any and all Company-Owned IP Rights.

“Company-Owned IP Rights” means any and all Intellectual Property owned by the Acquired Companies.

“Company Privacy Commitments” means all obligations, commitments and restrictions to which any Acquired Company is legally bound related to and governing the Processing of Company Data, including all such obligations, commitments and restrictions set forth in any agreement with third parties involving the Processing of Company Data to which any Acquired Company is bound or in any Company Privacy Policy.

“Company Privacy Policies” means, collectively, any and all of the Acquired Companies’ data privacy and security policies.

“Company Registered Intellectual Property” means all United States, state, international and foreign: (i) issued patents and patent applications (including provisional applications), (ii) registered trademarks, applications to register trademarks, intent to use applications, or other registrations or applications related to trademarks, (iii) registered Internet domain names, (iv) registered copyrights and applications for copyright registration and (v) any other Intellectual Property that is the subject of an active application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority which is owned by, registered or filed in the name of, the Acquired Companies.

“Company Units” or “Units” means the outstanding Class A Units and Class B Units of the Company, as defined in the LLC Agreement.

“Company Stakeholder” means each Equityholder and/or TAG Pipe Equipment Specialists USA, Inc.

“Company Stakeholder Percentage” means (i) in the case of SFEG Holdings, Inc., 78.46%, (ii) in the case of TAG Pipe Equipment Specialists USA, Inc., 14.69%, (iii) in the case of METAG, Inc., 3.22%, (iv) in the case of Nescio Investments, Inc., 1.69%, (v) in the case of Vinay Varma, 1.61%, (vi) in the case of Benjamin Chevalier, 0.16%, and (vii) in the case of James West, 0.16%.

“Company Stakeholder Proceeds” means the sum of the Merger Consideration plus the amount of the Aidan Put Amount.

“Computer Software” means all software, operating systems, applications, data files, databases and computer programs, including source and object code, firmware, application programming interfaces, any and all versions of software implementations of algorithms, models and methodologies, databases and compilations, data, tools, user interfaces, protocols, and specifications, together with all documentation thereof (including user manuals and training materials).

“Contract” means any (whether written or oral) contract, purchase order, terms and conditions, order confirmation, pricing list, pricing update, loan or credit agreement, debenture, note, guaranty, bond, mortgage, indenture, deed of trust, license, lease or other agreement, arrangement or instrument of any kind that is legally binding.

“Current Assets” means the sum of all current assets of the Acquired Companies calculated in accordance with the Accounting Principles on a consolidated basis and using the categories and line items set forth in Exhibit E; provided, however, that Current Assets shall not include any Company Closing Cash, any item specifically excluded from the definition of Company Closing Cash (including any Restricted Cash), any amounts receivable from Equityholders or their Affiliates, and any current or deferred Tax assets.

“Current Liabilities” means the sum of all current liabilities of the Acquired Companies calculated in accordance with the Accounting Principles on a consolidated basis and using the categories and line items set forth in Exhibit E; provided, however, that Current Liabilities shall not include any Transaction Expenses or Indebtedness (including any assets or contra liabilities relating to Indebtedness such as unamortized debt issuance costs) and any current or deferred Tax liabilities.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Employee” means any current or former employee, manager or director of the Acquired Companies or any ERISA Affiliate of the Acquired Companies.

“Environmental Law” means any Applicable Law (a) concerning the protection of human health from exposure to Hazardous Material, pollution or protection of the environment and natural resources (including flora, fauna, ambient air, surface water, groundwater, wetlands, land, surface and subsurface strata, aquatic species and vegetation) including, all as may be amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., the Toxic Substances and Control Act, 15 U.S.C. § 2601 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., and the Safe Drinking Water Act, 42 U.S.C. § 300f et seq. and all regulations, guidance and policies issued thereto; (b) relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials; or (c) relating to the management or use of natural resources, including endangered species, wetlands and wildlife.

“Environmental Permits” means Permits, consent orders, consent agreements, settlement agreements, stipulations and other agreements issued or entered into by any Governmental Authority pursuant to their authority under Environmental Laws.

“Equityholders” means each holder of Company Units as of immediately prior to the Effective Time.

“Equityholder Allocation” means, with respect to each Equityholder, the portion of the Merger Consideration to which such Equityholder is entitled based on the Distribution Waterfall, as set forth on the Capitalization Spreadsheet.

“Distribution Waterfall” means, with respect to the distribution of the Merger Consideration (including any Merger Consideration Surplus or reduction for any Merger Consideration Shortfall) among the Equityholders, the application of the distribution provisions set forth in Article 9 and Section 17.3(c) of the LLC Agreement as if the Merger Consideration were being distributed to the Equityholders in complete liquidation of the Company as of immediately prior to the Effective Time. For the avoidance of doubt, the Distribution Waterfall shall be calculated initially based on the Estimated Merger Consideration for purposes of the Capitalization Spreadsheet and shall be recalculated based on the Final Merger Consideration for purposes of determining any reallocation of any Merger Consideration Surplus or Merger Consideration Shortfall among the Equityholders.

“Equityholders’ Representative Escrow Amount” means $6,050,000.

“Equityholders’ Representative Expenses” means any and all costs and expenses incurred by the Equityholders’ Representative pursuant to Section 8.1 or otherwise in connection with the performance of the rights or duties of the Equityholders’ Representative pursuant to this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity (whether or not incorporated) that, together with such entity, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Estimated Net Working Capital Shortfall” means the amount, if any, by which the Estimated Net Working Capital Amount is less than the Net Working Capital Target.

“Estimated Net Working Capital Surplus” means the amount, if any, by which the Estimated Net Working Capital Amount is greater than the Net Working Capital Target.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fraud” means, with respect to any Person, common law fraud under Delaware law by such Person with respect to making the representations and warranties in this Agreement, including the Disclosure Schedule, any Transaction Agreement or any document or certificate delivered pursuant to this Agreement, which requires: (a) a false representation of material fact; (b) actual knowledge by such Person that such representation was false when made; (c) an intent by such Person to induce another Person to act or refrain from acting in reliance thereon; (d) justifiable reliance by such other Person; and (e) resulting damages. For the avoidance of doubt, it is agreed and understood that “Fraud” does not include any equitable fraud, promissory fraud or unfair dealings fraud or any fraud based on negligence or any torts based on negligence.

“French FDI Authority” means the French Ministère de l'Économie, des Finances et de la Souveraineté Industrielle, Énergétique et Numérique, or any successor Governmental Authority exercising jurisdiction over foreign direct investments in France.

“French FDI Clearance” means the prior authorization of foreign direct investments required pursuant to Articles L. 151-3 and R. 151-1 et seq. of the French Code monétaire et financier, as issued by the French FDI Authority in connection with the Transactions.

“French Subsidiary” means SFE Group France SAS (formerly known as Axxair SAS), a société par actions simplifiée incorporated under the laws of France, having its registered office located at 330 B Route de Portes-les-Valence, 26800 Étoile-sur-Rhône, France, registered with the Trade and Companies Registry of Romans under number 414 581 363, which is a direct subsidiary fully owned by the Company and will become an indirect subsidiary of Parent as a result of the Merger.

“French Subsidiary Deliverables” means, with respect to the French Subsidiary, (a) evidence reasonably satisfactory to Parent that the guarantee granted in favor of Shinan Bank Seoul, secured by a pledge over the business assets (fonds de commerce) of the French Subsidiary up to a maximum amount of €100,000, has been fully released and discharged, and that all related security interests and registrations have been cancelled, in each case with effect no later than the Closing Date; (b) a copy of the share transfer register (registre des mouvements de titres) and the individual shareholders’ accounts (comptes individuels d’actionnaires) of the French Subsidiary regarding the Transaction, duly certified as being up to date as of the Closing Date by the legal representative of the French Subsidiary, confirming that the French Subsidiary’s shares are free and clear of any Encumbrance; (c) a copy of the register of shareholders’ general meeting minutes (registre des procès-verbaux d’assemblées générales) of the French Subsidiary, duly certified as being up to date as of the Closing Date by the legal representative of the French Subsidiary; (d) a certificate duly executed by the legal representative of the French Subsidiary, certifying that (i) no agreements are in force between the French Subsidiary and any of the Equityholders or their respective Affiliates, including the Company, (other than as expressly disclosed in the Disclosure Schedule), (ii) all amounts previously due to the Equityholders or any of their respective Affiliates (in particular the Company), including but not limited to any shareholders’ loans or intercompany balances, have been repaid in full by the French Subsidiary, and (iii) neither the Equityholders nor any of their respective Affiliates have any outstanding claim against the French Subsidiary; (e) a copy of the statement of indebtedness (état d’endettement) of the French Subsidiary, issued by the Romans Commercial Court Registry no earlier than five (5) Business Days prior to the Closing Date, confirming the absence of any registered Liens (other than Permitted Liens) on the assets of the French Subsidiary; (f) evidence that the French FDI Clearance has been obtained; (g) evidence reasonably satisfactory to Parent that (i) all domain names associated with the business of the French Subsidiary that are due to expire in 2026 have been duly renewed prior to their respective expiry dates and (ii) any domain names used in connection with the business of the French Subsidiary that are not currently registered in the name of the French Subsidiary have been duly assigned and transferred to the French Subsidiary, in each case with effect no later than the Closing Date; and (h) evidence of the revocation of (i) all powers concerning the operation of the bank accounts of the French Subsidiary and, generally, of (ii) all powers to represent the French Subsidiary.

“Fundamental Representations” means Section 2.1 (Organization, Standing and Power), Section 2.2 (Capitalization), Sections 2.3 (but with respect to Section 2.3(b)(ii), solely with respect to Material Contracts), (Authority; Noncontravention; Voting Requirements), Section 2.4 (Governmental Approvals), Section 2.9 (Taxes), Section 2.16 (Related Party Transactions), and Section 2.18 (Brokers and Other Advisors).

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“German Subsidiary” means SFE Group GmbH, a limited liability company incorporated under the laws of Germany, having its registered office located at Am Langen Graben 8, 52353 Düren, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Düren under HRB 2585.

“Governmental Authority” means any federal, state or local, domestic, foreign or multinational government, court, arbitrator, regulatory or administrative agency, commission, tribunal or authority or other governmental or quasi-governmental instrumentality, or agency, board, bureau, commission, authority, or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Government Contract” means any Contract between any Acquired Company and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as such, or (c) any subcontractor with respect to any Contract described in clause (a) or (b) above.

“Hazardous Materials” means any (a) chemical, material or substance at any time defined as or included in the definition of “hazardous materials”, “hazardous substances”, “hazardous wastes”, “extremely hazardous waste”, “acutely hazardous waste”, “radioactive waste”, “biohazardous waste”, “pollutant”, “toxic pollutant”, “contaminant”, “restricted hazardous waste”, “infectious waste”, “medical waste”, “toxic substances” or any other term or expression intended to define, list, regulate or classify substances by reason of properties harmful to health, safety or the indoor or outdoor environment (including harmful properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity, “TCLP toxicity” or “EP toxicity” or words of similar import) as defined in, the subject of, or that could give rise to liability under, any Environmental Law, (b) oil, petroleum, petroleum fraction, petroleum additive (including methyl tertiary butyl ether), petroleum distillate or petroleum derived substance, (c) flammable substances or explosives, (d) radioactive materials, (e) asbestos or asbestos-containing materials, in friable condition, (f) urea formaldehyde foam insulation, (g) electrical equipment which contains mercury or polychlorinated biphenyls, including any oil or dielectric fluid containing polychlorinated biphenyls, (h) lead-based paint, (i) radon gas, (j) toxic mold, (k) any constituent or derivative of any of the foregoing and any admixture or solution containing any of the foregoing, and (l) any other material, substance, waste, or contaminant that any Governmental Authority or lawful representative thereof requires to be controlled, removed, monitored, abated, encapsulated, remediated or otherwise addressed under applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any income, franchise, net profits, excess profits or similar Taxes imposed on or measured by net income.

“Income Tax Liability Amount” means current unpaid Income Taxes of Acquired Companies for Pre-Closing Tax Periods determined as of immediately prior to the Closing for which Income Tax Returns have not been filed as of immediately prior to the Closing and that are first due (taking into account extensions) after the Closing Date or for which an Income Tax Return has been filed as of immediately prior to the Closing but all or any portion of the Income Taxes shown thereon have not yet been paid as of immediately prior to the Closing determined (a) in jurisdictions in which the Acquired Companies filed an Income Tax Return for the last year for which an Income Tax Return is due in such jurisdictions and where the Acquired Companies commenced activities after the end of such Tax year and separately for Income Taxes imposed in each such jurisdiction and separately for each type of Income Tax that is separately assessed in each such jurisdiction, (b) in accordance with the past practice (including reporting positions and accounting methods) of the Acquired Companies in preparing Income Tax Returns for Income Taxes except as required by applicable Law, (c) by excluding all deferred Income Tax liabilities and deferred Income Tax assets, (d) by deducting all Transaction Deductions in accordance with Section 4.8(b), (e) reflecting estimated (or other prepaid) Income Tax payments and any overpayments of Income Taxes made prior to the Closing, and (f) in accordance with Section 4.8(a) in the case of any Straddle Period, provided, however, for purposes of this definition of “Income Tax Liability Amount”, Income Taxes of the Acquired Companies on the Closing Date after the Closing or that are attributable to actions taken or transactions entered into by Parent (or at the direction of Parent) shall not be included. For avoidance of doubt Income Tax Liability Amount shall not be less than zero.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indian Subsidiary” means SFE Group India Private Limited, a private limited company incorporated under the laws of India.

“Indian Subsidiary Shares” means all equity shares of the Indian Subsidiary.

“Indebtedness” means any of the following Liabilities of any Acquired Company, whether or not contingent and without duplication: (i) indebtedness for borrowed money (including any principal, premium, accrued or unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith), (ii) all Liabilities evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) all Liabilities of any Acquired Company under or in connection with drawn (and only to the extent drawn) letters of credit, bankers’ acceptances, performance bonds, surety bonds, fidelity bonds or similar items, (iv) all Liabilities to pay the deferred or unpaid purchase price of assets, business, securities, property or services other than those trade payables incurred in the Ordinary Course of Business and included in the Net Working Capital Amount, including obligations with respect to seller notes, earn-outs, holdbacks, escrows, post-Closing true-up obligations, in each case, calculated at the maximum amount payable under or pursuant to such obligation, (v) all Liabilities arising from cash/book overdrafts, to the extent not already reflected as a reduction to Company Closing Cash, (vi) all lease obligations that are required to be classified as capital or finance lease obligations in accordance with GAAP or classified as such in the Financial Statements, (vii) all Liabilities of any Acquired Company under conditional sale or other title retention agreements, (viii) all Liabilities with respect to vendor advances (excluding, for the avoidance of doubt, intercompany loans or advances between or among any Acquired Companies, to the extent reconciled or eliminated prior to Closing), (ix) all Liabilities of any Acquired Company arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, (x) all Liabilities secured by a Lien upon any property or assets owned by any Acquired Company, (xi) all Liabilities set forth on Schedule V, (xii) the Income Tax Liability Amount, (xiii) the aggregate amount of Section 481(a) income inclusions attributable to accounting method changes initiated by or on behalf of any Acquired Company prior to the Closing Date, to the extent such inclusions are recognized in taxable periods (or portions thereof) beginning after the Closing Date, as set forth on Section 2.9(i) of the Disclosure Schedule, (xiv) deferred rent, (xv) unfunded Liabilities owed to any Person under any deferred compensation arrangements, defined benefit plans, unfunded statutory pension plans, and pension plans of any Acquired Company, (xvi) Liabilities associated with factoring or discounting of accounts receivables, (xvii) all accrued but unpaid severance obligations (including the employer portion of any related payroll, employment or similar Taxes) and other similar accrued or incurred but unpaid obligations under severance agreements, stay bonuses, or incentive bonuses, (xviii) all Liabilities of any Acquired Company arising from any breach of any of the foregoing, (xix) any Liability, including all unpaid dividends or distributions and other amounts owed to the Company Stakeholders, (xx) all unpaid Liabilities resulting from the Pre-Closing Dissolutions and Divestitures, (xxi) all unpaid obligations relating to historical tariff exposures, (xxii) all unpaid interest, break costs, prepayment penalties, make-whole amounts and similar obligations, whether or not relating to borrowed money, (xxiii) all Liabilities associated with the transition of the Acquired Companies’ ERP system, whether incurred prior to, at or after Closing, which the Parties agree is $1,000,000, (xxiv) all Liabilities with respect to the warranty reserve as required by GAAP, (xxv) any Liabilities related to any mold exposure or stormwater remediation of the Acquired Companies, (xxvi) all other Liabilities for the line items set forth on Schedule VI that are not otherwise reflected in this Indebtedness definition, and (xxvii) guarantees of the obligations described in clauses (i) through (xxvi) above of any other Person, in each case, outstanding as of the Closing. For purposes of calculating the Company Closing Debt, all interest, fees, premiums, penalties, indemnities, costs and expenses (if any) and other amounts which would be payable if Indebtedness were paid in full at the Closing shall be treated as Indebtedness. Notwithstanding the foregoing, “Indebtedness” shall not include any amounts that are included in Transaction Expenses or Net Working Capital, and in the event any amount would otherwise be included in both “Indebtedness”, “Transaction Expenses” and/or “Net Working Capital” such amount shall be deemed to be a Transaction Expense or included within Net Working Capital and shall not be included in Indebtedness.

“IEEPA Escrow Amount” means $1,500,000.

“Intellectual Property” means any and all industrial and intellectual property rights and all rights associated therewith, throughout the world, including all issued patents and applications therefor (including provisional patent applications) and all reissues, divisions, renewals, extensions, certificates of reexamination, continuations and continuations in part thereof, all inventions (whether patentable or not), all rights in invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all designs and any registrations and applications therefor, all trade names, corporate names logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, domain name registrations, website addresses, content uploaded to accounts with Twitter, Facebook, Instagram and other social media companies, all original works of authorship fixed in any tangible medium expression, copyrights, copyright registrations and applications therefor (including copyrights in Software, source code, object code, firmware, development tools, files, records, data, schematics and reports), and all other rights corresponding thereto, all rights in databases and data collections, all moral rights of authors and inventors, however denominated, all semiconductor chips and mask works and any similar or equivalent rights to any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all Computer Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes that are owned or used by or for the Acquired Companies.

“Key Company Stakeholders” means TAG Pipe Equipment Specialists USA, Inc., METAG, Inc., and Nescio Investments, Inc.

“Knowledge of the Company” (or similar phraseology) means the actual or constructive knowledge, after reasonable inquiry, of Vinay Varma, Aidan Tagliaferro, Jornell Aveledo, Jochen Van Vlem, Miles Tagliaferro, Oscar Leal and Daniel Jensen.

“Liability” means any liability, debt, obligation, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action, or other loss (including without limitation, loss of benefit or relief), cost or expense of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or become due and regardless of when asserted, cost or expense relating thereto.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of November 6, 2019, as amended by the First Amendment dated January 7, 2022, the Second Amendment dated October 19, 2023, and the Third Amendment dated September 17, 2025.

“Liens” means any charge, claim, equitable interest, community or other material property interest, security interest, conditional sale agreement, mortgage, indenture, deed of trust, security agreement, pledge, hypothecation, option, restriction, encroachment, easement, servitude, right of first refusal, condition or other lien, encumbrance or defect of title of any kind or nature.

“Material Adverse Effect” means any change, event, occurrence, development, circumstance or state of facts that, individually or in the aggregate, is materially adverse to the business, properties, assets, Liabilities, results of operations or financial condition of the Acquired Companies, taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) changes in conditions in the United States or global economy or capital, financial, banking, credit or securities markets generally, including changes in interest rates, exchange rates or credit ratings of any Acquired Company; (b) changes in general legal, tax, regulatory, political or business conditions generally affecting the industry in which the Acquired Companies operate; (c) changes or prospective changes in Applicable Law or accounting principles (including GAAP or its application); (d) acts of war (whether or not declared), sabotage, terrorism, natural disasters, epidemics, pandemics (including COVID-19 and any related or associated outbreaks, disease, epidemics, pandemics and public health emergencies), or other national or international calamity or any escalation or worsening of the foregoing; (e) any failure by any Acquired Company to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the underlying causes of any such failure may be considered in determining whether a Material Adverse Effect has occurred); (f) the execution, delivery, announcement or pendency of this Agreement, or the announcement or pendency of the Transactions, including any impact on relationships with customers, suppliers, distributors, partners, employees or Governmental Authorities; or (g) any action taken, or failure to take action, in each case, to which Parent has consented or that is required by the terms of this Agreement or taken at the written request of Parent; except, in the case of clauses (a), (b), (c) and (d), to the extent that such changes have a disproportionately adverse effect on the Acquired Companies, taken as a whole, relative to other companies of similar size operating in the same industries and geographies in which the Acquired Companies operate (but only to the extent of such incremental disproportionate effect).

“Maximum Cash Amount” means $5,000,000.

“Merger Consideration” means (i) $449,380,341 (which amount reflects the Parties’ agreed aggregate transaction value less the RSU Amount), plus (ii) the Net Working Capital Surplus (if any), less (iii) the Net Working Capital Shortfall (if any), plus (iv) the Company Closing Cash (but only up to the Maximum Cash Amount), less (v) the Company Closing Debt, less (vi) the Transaction Expenses, plus (vii) $2,000,000 (representing an agreed amount to compensation the Company for foregoing certain transaction tax deductions in connection with the RSU Amounts).

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) of ERISA.

“Net Working Capital Amount” means, as of immediately prior to the Closing, (i) the Current Assets of the Acquired Companies, less (ii) the Current Liabilities of the Acquired Companies, determined in accordance with the Accounting Principles and using the categories, and line items set forth in the sample calculation attached hereto as Exhibit E, on a consolidated basis, but in no event shall the Net Working Capital Amount be increased for the same asset, or decreased for the same liability, more than once.

“Net Working Capital Shortfall” means the amount, if any, by which the Net Working Capital Amount, as calculated based upon the Company Closing Financial Certificate as finally determined pursuant to Section 1.5, is less than the Net Working Capital Target.

“Net Working Capital Surplus” means the amount, if any, by which the Net Working Capital Amount, as calculated based upon the Company Closing Financial Certificate as finally determined pursuant to Section 1.5, is greater than the Net Working Capital Target.

“Net Working Capital Target” means $57,400,000.

“Notification and Report Form” shall have the meaning given to it in the HSR Act.

“Order” means an order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

“Ordinary Course of Business” means, with respect to a Person, any action taken by, or the conduct of, such Person that is: (i) consistent with the past practices of such Person in timing, frequency and amount and otherwise taken in the ordinary course of the normal day-to-day operations of such Person; (ii) similar in nature and magnitude to actions customarily taken by, or the conduct of, such Person, in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person; and (iii) consistent and in accordance with Applicable Law.

“Parent Common Stock” means the common stock of Parent.

“Party” or “Parties” means Parent, the Company, Merger Sub, and Equityholders’ Representative individually or collectively, as applicable.

“Permits” means permits, licenses, franchises, registrations, certificates, approvals and authorizations from Governmental Authorities or required by Governmental Authorities to be obtained.

“Permitted Liens” means (i) Liens with respect to the payment of Taxes that are not yet due or payable, or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) statutory Liens for amounts, in all cases that are not yet due or payable, or that are being contested in good faith by appropriate proceedings properly instituted and diligently conducted and for which adequate reserves have been established in accordance with GAAP, (iii) non-exclusive licenses to Company IP Rights granted to customers in the ordinary course of business, (iv) all exceptions, restrictions, easements, charges, rights-of-way and monetary and non-monetary encumbrances which affect any Real Property which are recorded and/or are set forth in any Permits, and which, individually and in the aggregate, do not materially impair the continued use of the property to which they relate in the conduct of the business as currently conducted thereon, (v) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations that are not yet delinquent and as to which there is no material default on the part of the Company or any Subsidiary or the validity of which are being contested in good faith by appropriate proceedings as disclosed herein, (vi) zoning, entitlements, conservation restrictions and other land use regulations adopted by any Governmental Authority, (vii) such other Liens or imperfections in or failure of title which individually and in the aggregate, do not materially impair the continued use of the property to which they relate in the conduct of the business as currently conducted thereon, (viii) matters disclosed in any title policies pertaining to Real Property, (ix) Liens securing Indebtedness or other obligations that will be released at or prior to the Closing pursuant to the Payoff Letters, (x) purchase money Liens and Liens securing rental payments under capital or finance lease arrangements, in each case incurred in the ordinary course of business, (xi) Liens arising under or created by any lease or other occupancy agreement in the Ordinary Course of Business that do not secure monetary obligations, and (xii) Liens on deposits made in the Ordinary Course of Business to secure obligations under workers’ compensation, unemployment insurance, social security or similar laws or to secure the performance of bids, tenders, leases, licenses, statutory obligations, surety and appeal bonds, progress payments, government contracts, performance and return-of-money bonds and other similar obligations.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Personal Data” means a natural Person’s name, street address, telephone number, email address, photograph, social security number, driver’s license number, passport number, health information, IP addresses or any other piece of information that allows the identification of a natural Person, or is otherwise considered “Personally Identifiable Information” or “Personal Data” under Applicable Law.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date in accordance with Treasury Regulations Sections 1.706-1(c)(1) and 1.708-1(b)(3).

“Privacy Laws” means each Applicable Law applicable to the Processing of Personal Data and to the incident reporting and data breach notifying requirements regarding Personal Data, together with any relevant national or local implementing legislation.

“Pro Rata Portion” means, with respect to a particular Equityholder, a fraction, the numerator of which is such Equityholder’s Equityholder Allocation and the denominator of which is the aggregate Equityholder Allocations of all Equityholders, in each case as set forth on the Capitalization Spreadsheet (which may be updated from time to time).

“Processing” means the use, collection, processing, storage, recording, organization, adaptation, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of Company Data.

“Release” means (a) any releasing, spilling, emitting, leaking, pumping, pouring, injecting, emptying, escaping, depositing, dumping, disposing, discharging, dispersing, leaching or migrating into the indoor or outdoor environment or in, on, at, under, from or out of any Real Property of any Hazardous Material, including the movement of Hazardous Materials through or in the air, soil, subsurface soil, surface water and/or groundwater at, under, on, from or in a Real Property, (b) any condition that results in exposure of a Person to a Hazardous Material, and (c) as such terms may otherwise be defined under Environmental Law.

“Remedial Action” means actions required to (a) respond to, clean up, remove, abate, treat or in any other way address Hazardous Materials in the indoor or outdoor environment as required by Environmental Laws or Environmental Permits, (b) prevent the Release or threatened Release or minimize the further Release of Hazardous Materials, or (c) evaluate, investigate the potential presence of Hazardous Materials in the environment and determine if removal or a remedial response is needed and to design such a removal or response and post-removal or post-remedial investigation, monitoring, operation and maintenance and care as is required by Environmental Laws or Environmental Permits.

“Restricted Cash” means, without duplication, any amounts classified as restricted cash in the books and records of the Acquired Companies, and any cash or cash equivalents held by a third party in escrow on behalf of or for the benefit of any Acquired Company (and including utility and similar deposits incurred in the Ordinary Course of Business) or any cash which is subject to restrictions or limitations on use or distribution by contract or Applicable Law (other than generally applicable withholding or repatriation Taxes).

“RSU Amount” means $20,619,659 in the aggregate, representing the value of RSU grants to be issued by Parent to the RSU Recipients following the Closing, as allocated among the RSU Recipients in the amounts set forth on Schedule III (Transaction Bonus Schedule).

“Sanctioned Country” means any country or territory that is, or has been in the last five years, the subject or target of comprehensive Sanctions Laws (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person that is (a) listed on the list of the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the Consolidated List of Financial Sanctions Targets or list of Investment Ban Targets maintained by Her Majesty’s Treasury, or any similar list maintained by, or public announcement of Sanctions designation made by, any other Governmental Authority administering applicable Sanctions Laws, (b) any entity that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a), (c) located, organized, or resident in a Sanctioned Country, or (d) otherwise the target of applicable Sanctions Laws.

“Sanctions Laws” means all U.S. and applicable non-U.S. laws, regulations, executive orders, and requirements relating to economic or trade sanctions, including the laws, regulations, and executive orders administered by OFAC, the U.S. Department of State, the United Nations Security Council, and the European Union.

“Software” means software and firmware, including data files, source code, object code, application programming interfaces, files, records, schematics, computerized databases and other related specifications and documentation.

“Special Escrow Amount” means the sum of the Tariff Escrow Amount, the U.K. Tax Escrow Amount, the Additional Tax Escrow Amount and the IEEPA Escrow Amount.

“Subsidiary” means, when used with respect to any Person, any other Person of which such Person owns, directly or indirectly, any capital stock, partnership interests (general or limited), limited liability company interests, or other securities.

“Tariff Escrow Amount” means $33,900,000, which shall be allocated (i) $3,000,000 to the payment of any tariffs, interest and penalties owed for imports into the United States by the Acquired Companies made on or prior to June 1, 2026 in excess of $5,937,162 (“Excess Tariff Costs”), and (ii) the payment to Parent of the product of (x) the aggregate amount owed for imports into the United States by the Acquired Companies during the period from February 1, 2025 to January 31, 2026 in excess of $3,804,000, times (y) 10.3 (the “Excess Tariffs EBITDA Adjustment Amount”).

“Tax” or “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other similar assessments in the nature of taxes, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges in the nature of taxes and estimated taxes, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (i).

“Tax Returns” means any return, report, document, instrument or information filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority validly exercising taxing authority.

“Third-Party IP Rights” means any Intellectual Property owned by a Person other than any Acquired Company.

“Trade Control Laws” means the U.S. and applicable foreign Laws relating to export, reexport, transfer and import controls, including the Arms Export Control Act (22 U.S.C. § 2778), the International Traffic in Arms Regulations (22 C.F.R. Part 120 et seq.), the Export Administration Regulations (15 C.F.R. Part 730 et seq.), the Foreign Trade Regulations, the U.S. anti-boycott regulations, and associated executive orders, and the economic sanctions laws, regulations and associated executive orders, administered by the Office of Foreign Assets Control, the U.S. Department of the Treasury, the U.S. Department of Commerce and the U.S. Department of State.

“Trade Secrets” means trade secrets, know-how, databases and data compilations and collections, and other confidential and proprietary information.

“Transaction Agreement” means any agreement or other executed document necessary for the completion of the Transactions.

“Transaction Deductions” means, without duplication, the sum of any and all items of loss, deduction or credit for applicable income tax purposes resulting from or otherwise attributable to any payment made by or on behalf of the Acquired Companies or Parent in connection with the transactions contemplated herein, including but not limited to (a) the Transaction Expenses (regardless of whether such items remain unpaid as of Closing), (b) the repayment of any Company Closing Debt, as finally determined pursuant to Section 1.5, required to be paid at Closing or as otherwise contemplated to be repaid at Closing by this Agreement (including any capitalized financing fees, costs and expenses that become currently deductible as a result thereof), (c) any Change of Control Payments, (d) any fees, costs, or expenses paid or incurred in connection with the acceleration or vesting of any equity-based compensation or other compensatory arrangements, (e) any premiums or other amounts paid in connection with the RWI Policy or any other insurance obtained in connection with the Transactions, and (f) any other expenses or costs incurred in connection with the transactions contemplated hereby.

“Transaction Expenses” means all fees, costs and expenses incurred or otherwise payable by any Acquired Company in connection with the negotiation, documentation and consummation of the Transactions, in each case to the extent unpaid as of immediately prior to the Closing, including (i) fees and expenses of attorneys, accountants, investment bankers and other advisors or service providers; (ii) change-of-control, retention, success fee, severance, bonus (including Transaction Bonuses, but less the RSU Amount) or similar obligations made to any current or former employee, in each case solely to the extent triggered by or payable as a result of the consummation of the Transactions (but specifically excluded the RSU Amount (valued at the time of grant)), and the employer portion of employment, payroll, social security, unemployment or other Taxes related to any of the foregoing (collectively, “Change of Control Payments”); (iii) any costs, fees or other expenses incurred in connection with obtaining any approval or consent required to consummate the Transactions or terminating any Contract as required hereunder; (iv) 50% of any Transfer Taxes; (v) 50% of the filing fees under the HSR Act; (vi) all fees, costs, or expenses incurred by the Acquired Companies in connection with the preparation, review, or audit of any financial statements required to be delivered pursuant to Section 4.9 (Financial Statements Cooperation; SEC Reporting), including fees of the Company’s independent auditors for any PCAOB audit, review, or consent required in connection with Parent’s SEC filings, to the extent incurred prior to the Closing; and (vii) all premiums, fees, costs and expenses of the D&O Tail Policy.

“UK Acquired Company” means SFEG Group UK Limited (registered in England & Wales with company number 09760620).

“U.K. Tax Escrow Amount” means $15,300,000.

“Uplift Adjustments” means any differences, adjustments, reclassifications, restatements, revisions or additional disclosures (including the addition of footnotes and changes to recognition, measurement, presentation or classification) in or to the Financial Statements that result solely from the preparation, conversion or audit of such Financial Statements as contemplated by this Agreement to conform to the requirements applicable to public companies under GAAP, the rules and regulations of the SEC (including Regulation S-X) or the standards of the PCAOB, and that are not attributable to any non-conformity of, or inaccuracy in, such Financial Statements as prepared in accordance with the historical accounting practices and policies of the Acquired Companies as represented in Section 2.5.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

PARENT:

ENERPAC TOOL GROUP CORP., a Wisconsin corporation

By:	/s/ Paul Sternlieb
Name:	Paul Sternlieb
Title:	President and CEO

MERGER SUB:

RODEO MERGER SUB, LLC, a Delaware limited liability company

By:	/s/ Darren Kozik
Name:	Darren Kozik
Title:	President

[Signature Page to Merger Agreement]

CONFIDENTIAL

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

THE COMPANY:

SPECIALIZED FABRICATION EQUIPMENT GROUP LLC, a Delaware limited liability company

By:	/s/ Christopher J. Lee
Name:	Christopher J. Lee
Title:	Vice President

EQUITYHOLDERS’ REPRESENTATIVE:

SFEG HOLDINGS, INC., solely in its capacity as the Equityholders’ Representative

By:	/s/ Christopher J. Lee
Name:	Christopher J. Lee
Title:	Vice President

[Signature Page to Merger Agreement]

Schedule II

Stock Obligation Amount

Key Company Stakeholder	Stock Obligation Amount
TAG Pipe Equipment Specialists USA, Inc.	An amount equal to 20% of such Key Company Stakeholders’ after-tax cash and escrow proceeds from the Transactions, including any amounts paid to such Key Company Stakeholder related to the Indebtedness items set forth on Schedule V, subject to approval by Parent as noted below.
METAG, Inc.	An amount equal to 20% of such Key Company Stakeholders’ after-tax cash and escrow proceeds from the Transactions, including any amounts paid to such Key Company Stakeholder related to the Indebtedness items set forth on Schedule V, subject to approval by Parent as noted below.
Nescio Investments, Inc.	An amount equal to 20% of such Key Company Stakeholders’ after-tax cash and escrow proceeds from the Transactions, including any amounts paid to such Key Company Stakeholder related to the Indebtedness items set forth on Schedule V, subject to approval by Parent as noted below.

For each Key Company Stakeholder’s Stock Obligation Amount, such Key Company Stakeholder will present calculations of their net after-tax cash and escrow proceeds and resulting Stock Obligation Amount, prepared by a reputable tax expert, to Parent. The final Stock Obligation Amount for each Key Company Stakeholder shall be subject to the review and approval by Parent.

Schedule III

Transaction Bonus Schedule

The Parties acknowledge and agree that Schedule III (Transaction Bonus Schedule) was exchanged by the Parties and agreed as of the Agreement Date and constitutes a part of this Agreement for all purposes. Schedule III contains confidential personal information and individual compensation information regarding the Transaction Bonus recipients.

In connection with any public filing of this Agreement, Parent shall omit or redact Schedule III to the fullest extent permitted by Applicable Law and SEC rules; provided, that any such omission or redaction shall not affect the incorporation of Schedule III into this Agreement or the enforceability of Schedule III as between the Parties. Parent shall disclose the aggregate amount and economic treatment of the Transaction Bonuses and RSU Amount to the extent required by Applicable Law.

1

Individual / Entity	Cash Bonus[2]	RSU Amount

Total	$9,548.581	$20,619.659

_____________________

1 All $ in 000s

2 Subject to adjustment based on final Merger Consideration

3 [       ]

[The individual amounts and identities of the persons listed in this schedule and related footnote have been omitted pursuant to Item 601(b)(2) of Regulation S-K as such information is not material and is private or confidential. An unredacted copy of this Schedule will be supplementally provided to the Securities and Exchange Commission or its staff upon request.]

Schedule V

Indebtedness to Certain Company Stakeholders

1.	Unsecured Promissory Note dated July 7, 2026 made by the Company and payable to TAG Pipe Equipment Specialists USA Inc. in the original principal amount of $50,339,544.00